Exhibit 99.1

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 8, 2022
(or any adjournment thereof)

August 2, 2022

To the Shareholders of
Aesthetic Medical International Holdings Group Limited

Notice is hereby given that the annual general meeting of the Shareholders of Aesthetic Medical International Holdings Group Limited, a Cayman Islands exempted company (the “Company”) will be held on September 8, 2022 at 10 a.m. China Standard Time (which is 10 a.m. (Eastern Daylight Time) at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C., and at any adjournment thereof (the “Annual General Meeting”) for the following purposes:

As special business, to consider and, if thought fit, pass (with or without modifications) the following ordinary resolutions:

Ordinary Resolutions

1	The appointment of Union Power HK CPA Limited as our independent registered public accounting firm for the fiscal year ending December 31, 2022 be and is hereby ratified;

2	The issue and allotment of 36,402,570 new ordinary shares in the Company (the “Ordinary Shares”) to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) or its designated affiliate (“Jiechuang”) for a total consideration in USD that is equivalent of RMB 170 million in accordance with the terms of a subscription agreement entered on July 20, 2022 by and among the Company, Dr. Zhou Pengwu and Ms. Wenting Ding (the “Founders”) and Jiechuang as the investor (the “Subscription Agreement”) be and is hereby approved and confirmed. The English translation of the Subscription Agreement is annexed hereto (the “Share Issuance Proposal”). The execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Subscription Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Subscription Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby be and is hereby approved and confirmed;

3	The transfer of shares by certain of the existing shareholders of the Company to Australia Wanda International Company Limited (“Wanda”) of an aggregate of 21,321,962 Ordinary Shares of the Company for the total consideration in USD that is equivalent of RMB 100 million, which include (i) 9,231,635 Ordinary Shares held by Seefar Global Holdings Limited (“Seefar”), (ii) 8,869,610 Ordinary Shares held by Jubilee Set Investments Limited (“Jubilee”), and (iii) 3,220,717 Ordinary Shares held by Pengai Hospital Management Corporation (“Pengai”) in accordance with the share purchase agreement entered on July 20, 2022 by and among the Company, the Founders, certain existing shareholders of the Company controlled by the Founders (the “Sellers”) and Wanda as the buyer (the “Share Purchase Agreement”) be and is hereby approved and confirmed. The English translation of the Share Purchase Agreement is annexed hereto (the “Share Transfer Proposal”). The execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Share Purchase Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Share Purchase Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby be and is hereby approved and confirmed;

4	(i) The issue and allotment of such number of new Ordinary Shares to Peak Asia Investment Holdings V Limited (“ADV”) under the convertible note issued to ADV on September 17, 2020 and in accordance with the cooperation agreement entered on July 20, 2022 by and among ADV and its affiliate, the Company, the Founders, Wanda and Jiechuang (the “Cooperation Agreement”) and (ii) the issue and allotment of certain number of Ordinary Shares to ADV upon the exercise of and fulfilment of the terms of the warrant issued to ADV on July 20, 2022 under the Cooperation Agreement (the “ADV Warrant”) be and are hereby approved and confirmed. A copy of the Cooperation Agreement and a copy of the ADV Warrant are annexed hereto (the “Share Conversion/ADV Warrant Proposal”). The execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the ADV Warrant, Cooperation Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Cooperation Agreement and the ADV Warrant, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby be and is hereby approved and confirmed;

5	The issue and allotment of 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda, respectively, upon the exercise of and fulfilment of the terms of the warrants to be issued to Seefar and Wanda (the “Seefar & Wanda Warrants”) in accordance with the Shareholders’ Agreement (as defined in the proxy statement of which this notice forms part) upon completion of the Subscription Agreement and the Share Purchase Agreement be and are hereby approved and confirmed. Copies of the Seefar & Wanda Warrants are annexed hereto (the “Seefar & Wanda Warrants Proposal”). The execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Seefar & Wanda Warrants, the Shareholders’ Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Seefar & Wanda Warrants and the Shareholders’ Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby be and is hereby approved and confirmed; and

6	Any one director or officer of the Company be and is hereby authorized to (if appropriate) update the register of members of the Company and make all required filings, if any, in relation to the above ordinary resolutions with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above ordinary resolutions.

As special business, to consider and, if thought fit, pass (with or without modifications) the following special resolutions:

Special Resolutions

1	That the fourth amended and restated articles of association of the Company (the “Articles”) be amended in the following manner ((the “Articles Amendments Proposal”));

(i)       By deleting the following defined terms in Article 1 of the Articles:

A.       “ADV” and

B.       “IDG”.

(ii)       By adding the following new article 65A:

65A. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

(iii)       By deleting Article 80(c) of the Articles in its entirety and replacing it with the following:

“The Board of Directors shall have an executive chairman of the Board of Directors (the “Chairman”) and a non-executive chairman of the Board of Directors elected and appointed by a majority of the Directors then in office. The Chairman shall take full charge of the Company’s daily management and business operation and shall preside as chairman at every meeting of the Board of Directors. The non-executive chairman shall take charge of cultural affairs such as the promotion of core values and shall not participate in any actual daily management and business operation of the Company. To the extent the Chairman is not present at a meeting of the Board of Directors, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.”

(iv)       By deleting Article 80(f) of the Articles in its entirety and replacing it with the following:

“Reserved.”

(v)       By deleting Article 80(g) of the Articles in its entirety and replacing it with the following:

“Reserved.”

(vi)       By deleting Article 117 of the Articles in its entirety and replacing it with the following:

“Reserved.”

2	Any one director or officer of the Company be and is hereby authorized to make all required filings, if any, in relation to the above special resolution with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above special resolution.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on August 15, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual General Meeting. The register of members of the Company will not be closed. Voting at the Annual General Meeting will take place by poll voting as the chairman of the board has undertaken to demand poll voting at the Annual General Meeting.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting. The register of members of the Company will not be closed. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program. Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy card by mail to 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) as promptly as possible. We must receive the proxy card no later than 10 am on September 6, 2022, which is not less than 48 hours prior to the Annual General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. You may obtain directions to the meeting by calling our offices at +86 18124044171. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C.

The Board of Directors of the Company appreciates your continuing support and urges you to support all the resolutions listed above.

By Order of the Board of Directors,
Pengwu Zhou
Chairman of the Board

IMPORTANT

Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy card to ensure your representation at such meeting.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

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AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

1122 Nanshan Boulevard

Nanshan District, Shenzhen

Guangdong Province, China 518052

Proxy Statement
for
ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 8, 2022
(or any adjournment thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Aesthetic Medical International Holdings Group Limited (the “Company,” “we,” “us,” or “our”) for the annual general meeting of Shareholders to be held at the 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C., on September 8, 2022, at 10 a.m. China Standard Time (which is 10 a.m. (Eastern Daylight Time) and for any adjournment thereof (the “Annual General Meeting”), for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through mails or direct communication with certain shareholders or their representatives by the Company’s officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at +86 18124044171.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card, and any additional material that may be furnished to shareholders. The date on which the notice and access card notifying the shareholders the accessibility and availability of this Proxy Statement and the accompanying Proxy Card will first be mailed or given to the Company’s shareholders is on or about August 2, 2022.

Your vote is important. Whether or not you expect to attend the Annual General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy card as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Annual General Meeting. If you hold your shares in street name and wish to vote your shares at the Annual General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following is information regarding the proxy material, Annual General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on August 15, 2022 (the “Record Date”) because the Company’s Board of Directors are soliciting their proxies to vote at the annual general meeting of shareholders and for any adjournment thereof (“Annual General Meeting”) on the items of business outlined in the Notice of Annual General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual General Meeting. You are invited to attend the Annual General Meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail notice and access card notifying you the accessibility and availability of this proxy statement and accompanying proxy card on or about August 2, 2022 to all shareholders.

Q.	Who may vote and how many votes may I cast?

A.	Only shareholders on the Record Date, August 15, 2022 will be entitled to vote at the Annual General Meeting. As at the close of business on August 2, 2022, 92,116,947 of our ordinary shares, par value US$0.001 per share (each an “Ordinary Share”), were issued and outstanding, among which 29,189,637 Ordinary Share were represented by the American depositary shares (“ADSs”) held by Deutsche Bank Trust Company Americas (“ Deutsche Bank “) as depositary of the ADSs. There are no other classes of share capital outstanding. Voting at the Annual General Meeting will take place by poll voting as the chairman of the board has undertaken to demand poll voting at the Annual General Meeting.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To consider and vote upon a proposal to appoint Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

•	To consider and vote upon a proposal to issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million;

•	To consider and vote upon a proposal for the transfer of shares in the Company by certain shareholders of the Company to Wanda comprising of (i) 9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai;

•	To consider and vote upon a proposal to (i) issue and allot such number of new Ordinary Shares to ADV under the Note in accordance with the Cooperation Agreement, and (ii) issue and allot certain number of Ordinary Shares to ADV upon the exercise of and fulfilment of the terms of the ADV Warrant;

•	To consider and vote upon a proposal to issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of and fulfilment of the terms of the Seefar & Wanda Warrants;

•	To consider, vote upon and authorize any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, in relation to the above ordinary resolutions with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above resolutions;

•	To consider and vote upon a proposal to amend the fourth amended and restated articles of association of the Company;

•	To consider, vote upon and authorize any one director or officer of the Company to make all required filings, if any, in relation to the above special resolution with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above special resolution; and

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If an item properly comes up for vote at the Annual General Meeting, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.	You may vote “For” or “Against” the proposal to appoint Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

You may vote “For” or “Against” the proposal to issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal of a transfer of shares in the Company by certain shareholders of the Company to Wanda comprising of (i)  9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to issue and allot such number of new Ordinary Shares to ADV under the Note and to issue and allot certain number of Ordinary Shares to ADV upon the exercise of the ADV Warrant, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of the Seefar & Wanda Warrants, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to approve any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Share Issuance Proposal, the Share Transfer Proposal, the Share Conversion/ADV Warrant Proposal and the Seefar & Wanda Warrants Proposal or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to amend the fourth amended and restated articles of association of the Company, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to approve any one director or officer of the Company to make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Articles Amendments Proposal, or “Abstain” from voting on such proposal.

Voting at the Annual General Meeting will take place by poll voting as the chairman of the board has undertaken to demand poll voting at the Annual General Meeting.

The procedures for voting are outlined below:

Holders of ADSs

Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, Deutsche Bank will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, Deutsche Bank has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Ordinary Shares represented by the ADSs, only Deutsche Bank may vote those Ordinary Shares at the Meeting.

Deutsche Bank and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

Details are attached here to as Annex H.

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual General Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual General Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 10 am on September 6, 2022 being not less than 48 hours prior to the Annual General Meeting, we will vote your shares as you direct.

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Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The Share Issuance Proposal, the Share Conversion/Warrants Proposal and the Share Transfer Proposal are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual General Meeting.

You are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR approval of the proposal to appoint Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

•	FOR approval of the proposal to issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million;

•	FOR approval of the proposal of a transfer of shares in the Company by certain shareholders of the Company to Wanda comprising of (i) 9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai;

•	FOR approval of the proposal to issue and allot such number of new Ordinary Shares to ADV under the Note and to issue and allot certain number of Ordinary Shares to ADV upon the exercise of the ADV Warrant;

•	FOR approval of the proposal to issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of the Seefar & Wanda Warrants;

•	FOR approval of the proposal to approve any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Share Issuance Proposal, the Share Transfer Proposal, the Share Conversion/ADV Warrant Proposal and the Seefar & Wanda Warrants Proposal;

•	FOR approval of the proposal to amend the fourth amended and restated articles of association of the Company; and

•	FOR approval of the proposal to approve any one director or officer of the Company to make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Articles Amendments Proposal.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy to the Company’s principal executive office at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) by 10 am on September 6, 2022 being not less than 48 hours prior to the Annual General Meeting;

•	voting in person at the Annual General Meeting; or

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•	providing written notice of revocation to the Company’s principal executive office at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) prior to the Annual General Meeting.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	Pursuant to our fourth amended and restated articles of association (the “Current Articles”), at any general meeting of the Company, at least one member present in person or by proxy and entitled to vote and holding not less than an aggregate of one-third of the total number of issued shares of the Company shall be a quorum for all purposes. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual General Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

Q.	How many votes are required to approve an item of business?

A.	The proposal to appoint Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 will be approved by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

Pursuant to Article 116 of the current fourth amended and restated articles of association of the Company, the Share Issuance and Share Transfer contemplated in this proxy statement are required to be approved by the shareholders of the Company by an ordinary resolution.

The proposal to issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million will be approved by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to approve the transfer of shares in the Company by certain shareholders of the Company to Wanda comprising of (i) 9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai will be approved by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to issue and allot certain Ordinary Shares to ADV under the Note and to issue and allot certain number of Ordinary Shares to ADV upon the exercise of the ADV Warrant will be approved if passed by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of the Seefar & Wanda Warrants will be approved if passed by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to approve any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Share Issuance Proposal, the Share Transfer Proposal, the Share Conversion/ADV Warrant Proposal, and the Seefar & Wanda Warrants Proposal will be by way of an ordinary resolution passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to amend the fourth amended and restated articles of association of the Company will be approved if passed by way of a special resolution passed by a majority of at least two-thirds of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

The proposal to approve any one director or officer of the Company to make all required filings, if any, and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Articles Amendments Proposal will be by way of a special resolution passed by a majority of at least two-thirds of the votes cast by the shareholders entitled to vote in person or by proxy at the Annual General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our website at http://www.aihgroup.net/. The information contained in the website is not part of this Proxy Statement. The principal executive office of the Company is located at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. The telephone number for the Company is +86 18124044171.

5

ORDINARY RESOLUTION PROPOSAL NO. 1

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company (“Audit Committee”) has appointed Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Union Power HK CPA Limited has served as the Company’s independent registered public accounting firm since January 28, 2022.

At the Annual General Meeting, our shareholders are being asked to ratify the appointment of Union Power HK CPA Limited as the Company’s independent auditors for the fiscal year ending December 31, 2022. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022.

ORDINARY RESOLUTION PROPOSAL NO. 2

SHARE ISSUANCE PROPOSAL

The Company proposes as an ordinary resolution that the Company issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million subject to the fulfilment of the conditions in the Subscription Agreement (the “Share Issuance”).

Pursuant to the Subscription Agreement, Jiechuang agrees to subscribe an aggregate of newly issued 36,402,570 ordinary shares of the Company (the “Subscription Shares”) for the total consideration of RMB 170 million, representing a subscription price of RMB 4.67 per Ordinary Share. The actual subscription price in terms of the U.S. dollar per ADS will be subject to change upon the exchange rate one day prior to the closing date. The Founders entered into the Subscription Agreement as parties to the Subscription Agreement and guarantors for the Company.

Whereas, the Company has entered into an amendment on May 30, 2022, to the share subscription agreement originally entered into among the Company, the Founders, and Lafang China Co., Ltd. (“Lafang”) on May 16, 2021, pursuant to which Hawyu (HK) Limited (“Hawyu”) agrees to subscribe an aggregate of newly issued 21,413,276 ordinary shares of the Company. The Company has retained Asia-Pacific Consulting and Appraisal Limited (“APA”) to provide a fairness opinion report as to whether the share investments and an equity transfer agreement by and among the Company, Lafang, Wanda and its affiliate, Hawyu and Jiechuang (collectively, the “Proposed Transaction”) is fair, from a financial point of view to the shareholders of the Company and APA is of the opinion that the consideration to be received by the Company in the Proposed Transaction is fair to the Company as of July 20, 2022.

The Share Issuance and the Share Transfer (as defined below) will together constitute a Change of Control Event (as defined in the Current Articles), requiring the approval of the shareholders of the Company by way of ordinary resolution in accordance with Article 116 of the Current Articles. Wanda, Jiechuang and Hawyu (HK) Limited (collectively, the “Investors”) are affiliated entities.

The Board of Directors of the Company from time to time review the Company's operation and evaluate various strategic alternatives. In or around 2021, the Board of Directors believed that additional working capital would optimize the Company's operation. Initially Lafang expressed strong interest in investing in the Company and entered into a share subscription agreement on May 16, 2021. On May 20, 2022, Hawyu, a wholly owned subsidiary of Lafang, and other parties thereto subsequently entered into an amendment to amend the original share subscription agreement by Lafang; the transactions contemplated thereby closed on July 13, 2022. Subsequently, Jiechuang and Wanda entered into a share subscription agreement and a share purchase agreement, respectively, with parties including the Company, to subscribe or purchase from existing shareholders ordinary shares of the Company. Collectively Jiechuang and Wanda would acquire the control of the Company upon the closing of the transactions contemplated thereby. It is the view of the Company that equity ownership of the Investors will promote the Company's further development. In view of the foregoing, the Company has agreed to enter into the transactions as described in this proxy statement.

The affirmative vote by a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Annual General Meeting will be required to approve the Share Issuance and the execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Subscription Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Subscription Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE SHARE ISSUANCE PROPOSAL.

6

ORDINARY RESOLUTION PROPOSAL NO. 3

SHARE TRANSFER PROPOSAL

The Company proposes as an ordinary resolution a proposal for the transfer of shares in the Company by certain of the existing shareholders of the Company to Wanda of an aggregate of 21,321,962 Ordinary Shares of the Company for the total consideration in USD that is equivalent of RMB 100 million, which include (i) 9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai in accordance to the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, Seefar, Jubilee, and Pengai agreed to sell, transfer, and deliver free from any encumbrances, and Wanda as the buyer agreed to purchase, an aggregate of 21,321,962 Ordinary Shares of the Company (the “Sale Share”) for the total consideration of the USD equivalent of RMB 100 million, representing a price of RMB 4.67 per Sale Share (the “Share Transfer”). The Founders entered into the Share Purchase Agreement as parties to the Share Purchase Agreement and guarantors for the Sellers.

The Company has retained APA to provide a fairness opinion report as to whether the Proposed Transaction is fair, from a financial point of view to the shareholders of the Company and APA is of the opinion that the consideration to be received by the Company in the Proposed Transaction is fair to the Company.

The Share Transfer and the Share Issuance will together constitute a Change of Control Event (as defined in the Current Articles), requiring the approval of the shareholders of the Company by way of ordinary resolution in accordance with Article 116 of the Current Articles. The Investors are affiliated entities.

The affirmative vote by a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Annual General Meeting will be required to approve the Share Transfer, and the execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Share Purchase Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Share Purchase Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE SHARE TRANSFER PROPOSAL.

7

ORDINARY RESOLUTION PROPOSAL NO. 4

SHARE CONVERSION/ADV WARRANT PROPOSAL

The Company proposes as an ordinary resolution that the Company (i) issue and allot such number of new Ordinary Shares to ADV under the Note in accordance with the Cooperation Agreement, and (ii) issue and allot certain number of Ordinary Shares to ADV upon the exercise of and fulfilment of the terms of the ADV Warrant (as defined below).

The Cooperation Agreement provides, among other things, that:

•	Upon the Closing (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)), ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Note) and the Conversion Catchup Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB 4.203 per Ordinary Share.

•	The Company shall execute and deliver to ADV the warrant for the purchase of shares of the Company to ADV on the date of the Cooperation Agreement (such warrant, the “ADV Warrant”). The ADV Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Company. The shares to be issued under the ADV Warrant will be such number of Ordinary Shares of the Company equal to US$2,700,000 divided by the USD equivalent (as of the Closing Date under the ADV Warrant) of RMB 4.67 per ordinary share, unless ADV elects to receive the Net Number (as defined therein) of Ordinary Shares as the result of cashless exercise.

The Share Conversion/ADV Warrant Proposal refers to (i) the issue and allotment of certain number of new Ordinary Shares to ADV under the convertible note issued to ADV on September 17, 2020 and in accordance with the Cooperation Agreement, and (ii) the issue and allotment of certain number of Ordinary Shares to ADV upon the exercise of and fulfilment of the terms of the Warrant issued to ADV on July 20, 2022.

The affirmative vote by a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Annual General Meeting will be required to approve the Share Conversion/ADV Warrant Proposal and the execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the ADV Warrant, the Cooperation Agreement, and any and all other documents, agreements, instruments or certificates required or contemplated by the ADV Warrant and the Cooperation Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE SHARE CONVERSION//ADV WARRANT PROPOSAL.

8

ORDINARY RESOLUTION PROPOSAL NO. 5

SEEFAR & WANDA WARRANTS PROPOSAL

The Company proposes as an ordinary resolution that the Company issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of and fulfilment of the terms of the Seafar & Wanda Warrants (as defined below).

On July 20, 2022, the Company entered into a shareholders’ agreement with Dr. Zhou Pengwu, Ms. Ding Wenting, Seefar, Jubilee and certain other parties (the “Shareholders’ Agreement”), an English translation of which is annexed hereto. Pursuant to the Shareholders’ Agreement, the Company shall execute and deliver two separate warrants to purchase ordinary shares of the Company to Seefar and Wanda, respectively, on the date of completion of closings of both the Share Transfer and the Share Issuance (each, the “Seefar Warrant”) or the “Wanda Warrant”, collectively referred to as the “Seefar & Wanda Warrants”). The shares to be issued under the warrant to Seefar will be 4,655,386 Ordinary Shares of the Company and the shares to be issued under the warrant to Wanda will be 6,423,983 Ordinary Shares of the Company.

The Seefar & Wanda Warrants Proposal refers to the issue and allotment of 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda, respectively, upon the exercise of and fulfilment of the terms of the Seefar & Wanda Warrants to be issued to Seefar and Wanda on the date of completion of closings of both the Share Transfer and the Share Issuance.

The Seefar Warrant is issued as retention of Dr. Zhou Pengwu. Upon the closing of the transactions contemplated in this proxy statement, Dr. Zhou Pengwu will no longer hold a controlling stake in the Company, and the issuance of the Seefar Warrant serves the purpose to incentivize Dr. Zhou Pengwu to remain in the Company and continue to contribute to the growth of the Company.

The affirmative vote by a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or by proxy at the Annual General Meeting will be required to approve the Seefar & Wanda Warrants Proposal and the execution (under hand or as a deed and/or under the common seal of the Company if appropriate), delivery and performance by the Company or its relevant subsidiaries of the Seefar & Wanda Warrants, the Shareholders’ Agreement and any and all other documents, agreements, instruments or certificates required or contemplated by the Seefar & Wanda Warrants and the Shareholders’ Agreement, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE SEEFAR & WANDA WARRANTS PROPOSAL.

9

ORDINARY RESOLUTION OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying card will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Aesthetic Medical International Holdings Group Limited, 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

Pengwu Zhou
Chairman of the Board

August 2, 2022

10

SPECIAL RESOLUTION PROPOSAL NO. 6

ARTICLES AMENDMENTS PROPOSAL

The Company proposes as a special resolution a proposal to amend the currently in effect fourth amended and restated articles of association of the Company (the “Articles”) as follows.

(i)	By deleting the following defined terms in Article 1 of the Articles:

A.	“ADV” and
B.	“IDG”.

(ii)	By adding the following new article 65A:

65A. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share.

(iii)	By deleting Article 80(c) of the Articles in its entirety and replacing it with the following:

“The Board of Directors shall have an executive chairman of the Board of Directors (the “Chairman”) and a non-executive chairman of the Board of Directors elected and appointed by a majority of the Directors then in office. The Chairman shall take full charge of the Company’s daily management and business operation and shall preside as chairman at every meeting of the Board of Directors. The non-executive chairman shall take charge of cultural affairs such as the promotion of core values and shall not participate in any actual daily management and business operation of the Company. To the extent the Chairman is not present at a meeting of the Board of Directors, the attending Directors may choose one Director to be the chairman of the meeting. Subject to Article 104, the Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.”

(iv)	By deleting Article 80(f) of the Articles in its entirety and replacing it with the following:

“Reserved.”

(v)	By deleting Article 80(g) of the Articles in its entirety and replacing it with the following:

“Reserved.”

(vi)	By deleting Article 117 of the Articles in its entirety and replacing it with the following:

“Reserved.”

The affirmative vote by a majority of at least two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being an corporation, by its duly authorized representative or by proxy at the Annual General Meeting will be required to approve the amendments to the Articles, and any one director or officer of the Company be and is hereby authorized to make all required filings, if any, in relation to the Articles Amendments Proposal with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the Articles Amendments Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE ARTICLES AMENDMENTS PROPOSAL.

11

SPECIAL RESOLUTION OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying card will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Aesthetic Medical International Holdings Group Limited, 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

Pengwu Zhou
Chairman of the Board

August 2, 2022

12

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 8, 2022

The undersigned shareholder of Aesthetic Medical International Holdings Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of annual general meeting (the “AGM Notice”) of shareholders and proxy statement, each dated August 2, 2022, and hereby appoints _________________________________________________________________ (insert name) or failing him/her, Dr. Pengwu Zhou, chairman of the board of directors (the “Chairman”) of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 8, 2022 at 10 a.m. China Standard Time (which is 10 a.m. (Eastern Daylight Time) at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. and at any adjournment thereof (the “Annual General Meeting”), and to vote _________________ordinary shares in the Company which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the AGM Notice and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If NO direction is made, the proxy will vote the shares in his or her discretion, unless this sentence referring to a holder of the proxy having such discretion has been crossed-out and the deletion initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposals:

Proposal 1: By the passing of an ordinary resolution, ratify the appointment of Union Power HK CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

For	Against	Abstain
☐	☐	☐

Proposal 2: By the passing of an ordinary resolution, approve and confirm the issuance and allotment of 36,402,570 new ordinary shares in the Company to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) or its designated affiliate for the total consideration in USD that is equivalent of RMB 170 million.

For	Against	Abstain
☐	☐	☐

Proposal 3: By the passing of an ordinary resolution, approve and confirm the transfer of shares in the Company by certain existing shareholders of the Company to Australia Wanda International Company Limited (“Wanda”) of an aggregate of 21,321,962 ordinary shares in the Company for the total consideration in USD that is equivalent of RMB 100 million, comprising of (i) 9,231,635 ordinary shares by Seefar Global Holdings Limited (“Seefar”), (ii) 8,869,610 ordinary shares by Jubilee Set Investments Limited, and (iii) 3,220,717 ordinary shares by Pengai Hospital Management Corporation.

For	Against	Abstain
☐	☐	☐

Proposal 4: By the passing of an ordinary resolution, approve and confirm the (i) issuance and allotment of certain number of new ordinary shares in the Company to Peak Asia Investment Holdings V Limited (“ADV”), and (ii) issuance and allotment of certain number of ordinary shares to ADV upon the exercise of and fulfilment of the terms of the warrant issued to ADV on July 20, 2022 under the Cooperation Agreement (as defined in the AGM Notice).

For	Against	Abstain
☐	☐	☐

Proposal 5:  By the passing of an ordinary resolution, approve and confirm the issuance and allotment of 4,655,386 ordinary shares to Seefar and 6,423,983 ordinary shares to Wanda upon the exercise of and fulfilment of the terms of the warrants to be issued to Seefar and Wanda in accordance with the Shareholders’ Agreement (as defined in the AGM Notice).

For	Against	Abstain
☐	☐	☐

13

Proposal 6:  By the passing of an ordinary resolution, authorize any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, in relation to the above ordinary resolutions with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above ordinary resolutions.

For	Against	Abstain
☐	☐	☐

Proposal 7:  By the passing of a special resolution, approve and confirm the amendments to the fourth amended and restated articles of association of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 8: By the passing of a special resolution, authorize any one director or officer of the Company to make all required filings, if any, in relation to the above special resolution with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above special resolution.

For	Against	Abstain
☐	☐	☐

14

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
FOR THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 8, 2022

Dated: 2022
Shareholder Name:

Signature

Notes

1.	To be valid, this proxy must be deposited by mail to 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Bulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) no later than 10 am on September 6, 2022, which is not less than 48 hours prior to the Annual General Meeting.

2.	This proxy must be signed by the person registered in the register of members at the close of business on September 30, 2022 or by his or her attorney duly authorized in writing. In the case of a corporation, this proxy must be executed either under seal or under the hand of an officer or attorney duly authorized for that purpose.

3.	The full text of each of the above proposals and resolutions is set out in the AGM Notice of shareholders and proxy statement, each dated August 2, 2022.

4.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

5.	Please insert the number of share registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

6.	ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy need not be a member of the Company but must attend the Annual General Meeting in person to represent you.

7.	You may revoke your proxy at any time before your shares are voted by:

(i)	mailing a later dated proxy to the Company’s principal executive office at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) by 10 am on September 6, 2022 being not less than 48 hours prior to the Annual General Meeting;

(ii)	voting in person at the Annual General Meeting; or

(iii)	providing written notice of revocation to the Company’s principal executive office at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. (attention: Derrick Shi) prior to the Annual General Meeting.

15

Annex A

English Translation of Subscription Agreement

Aesthetic Medical International Holdings Group Limited

AND

Zhou Pengwu

Ding Wenting

AND

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)

SUBSCRIPTION AGREEMENT

relating to

Aesthetic Medical International Holdings Group Limited

_ _ _, 2022

1

Table of Content

1.	Definitions and Interpretation	4

2.	This Private Placement/This Offering	8

3.	Conditions Precedent to this Private Placement	9

4.	CLOSING	12

5.	Representations and Warranties	14

6.	Covenants	14

7.	Liability for Breach of Agreement and Termination	18

8.	Confidentiality	20

9.	Notices	20

10.	Governing Laws and Dispute Resolution	22

11.	Execution and Effectiveness	23

12.	Miscellaneous	23

SCHEDULE I

REPRESENTATIONS AND WARRANTIES	30

SCHEDULE II

Personnel Power and Management Power	40

2

SUBSCRIPTION AGREEMENT RELATING TO

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Subscription Agreement of Aesthetic Medical International Holdings Group Limited (this “Agreement”) is entered into as of [], 2022 in Nanshan District, Shenzhen, Guangdong, the PRC by and among:

(1)	Aesthetic Medical International Holdings Group Limited ("Pengai Medical" or "AIH", together with its Subsidiaries, the "Company"), an exempted company duly incorporated and validly existing under the laws of the Cayman Islands, with its registered address at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

(2)	Zhou Pengwu ("Dr. Zhou Pengwu"), a PRC citizen (ID Card No.: 360302195410010513);

Ding Wenting ("Ms. Ding Wenting", together with Dr. Zhou Pengwu, the "Warrantors"), a citizen of the PRC (ID Card No.: 430302196503071529).

(3)	Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (the "Investor") is a limited partnership duly organized and validly existing under the laws of the PRC, with its registered address at Room FH3-106, Incubation Service Center, 73 Xingyang Avenue, Jiangdong New Area, Haikou City, Hainan Province.

The foregoing parties are referred to as herein "a Party" individually or collectively as the “Parties”.

WHEREAS:

(A)	AIH is a company duly incorporated, organized, and validly existing under the laws of the Cayman Islands and listed on the NASDAQ (stock ticker: AIH). As of the date hereof, AIH is authorized to issue a total of 1,500,000,000 shares, and 92,116,947 ordinary shares were issued and outstanding, at a par value of US$0.001 each.

(B)	AIH desires to issue and sell shares to the Investor and the Investor desires to purchase from AIH such shares; through amicable negotiation, the Parties hereto agree to the issuance of ordinary shares by AIH on the terms and conditions set forth herein for the subscription of such ordinary shares by the Investor (the "Private Placement");

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(C)	Simultaneously with the execution of this Agreement, AIH, the Warrantors and certain Persons controlled by them and Australia Wanda International Company Limited ("Wanda") will enter into a share purchase agreement, pursuant to which Wanda shall purchase 21,321,962 ordinary shares of the Target Company at a price of RMB100 million equal to the US Dollar value calculated as provided thereunder ("Wanda Share Transfer").

Simultaneous with the execution of this Agreement, Wanda, the Investor, Beacon Technology Investment Holdings Limited, Peak Asia Investment Holdings V Limited ("ADV"), AIH and the Warrantors will enter into a Cooperation Agreement (the "Cooperation Agreement") setting forth a number of other things the parties will need to complete in order to facilitate the Proposed Transaction.

Wanda, the Investor, the Warrantors and certain subjects under their control will enter into a voting support agreement (the "Voting Support Agreement") setting forth a number of other matters the parties will complete in order to facilitate the proposed transaction.

AIH, Wanda, Hawyu (HK) Limited, the Investor, ADV, the Warrantors and certain subjects under their control will enter into a shareholders agreement duly effective as of the closing date (the " Shareholders Agreement ") setting forth the rights and obligations of the relevant shareholders of AIH.

The documents listed in Section (C) of this paragraph are collectively referred to as the "Ancillary Documents".

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS CONTAINED IN THIS AGREEMENT AND BASED ON THE PRINCIPLE OF MUTUAL BENEFIT, THE COMPANY AND THE INVESTOR AGREE AS FOLLOWS:

1.	Definitions and Interpretations

1.1	Definitions

In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the following meanings:

(1)	"Private Placement/This Offering" has the meaning indicated in WHEREAS (B).

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(2)	"Issuance of Shares/Subscription" means AIH hereby proposes to issue to the Investor 36,402,570 ordinary shares.

(3)	"ODI" means Overseas Direct Investment.

(4)	“Completion of ODI Approval/Filing Procedures”, including without limitation the completion of, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange, etc.

(5)	"Confidential Information" means

(i)	Any information in relation to any trade secrets of the Parties or of a confidential nature (including any proprietary, technical and commercial information recorded or stored in any form (including computer disks or CDs or audio or videotapes);

(ii)	Any information pertaining to the business, properties, financial or other affairs of one party to the other (either orally or in writing, or any other form, and whether such information is provided prior to, on or after the Execution Date);

(iii)	Any information or material pertaining to the terms and the subject matter of this Agreement and other Transaction Documents which contain, reflect or are based, in whole or in part, on the Confidential Information.

(iv)	Details of the existence and purpose of this Agreement;

(v)	Any information pertaining to the negotiations of this Agreement and other Transaction Documents, including the information of any negotiations or communications between the Parties hereto after the date of this Agreement.

(6)	"Force Majeure Event" means the unforeseeable, unavoidable and uncontrollable occurrence including, but not limited to, earthquake, volcanic eruptions, floods, tsunamis, typhoons, terrorist attack, act of war, strike, riot, etc.

(7)	"Affiliate" means any Person that directly or indirectly controls, or is directly or indirectly controlled by one Person, or is under common control by the same Person.

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(8)	"Business Day" means a calendar day on which banks are generally open for business in Beijing, Hong Kong and Cayman Islands, other than a Saturday, Sunday or statutory holiday.

(9)	"Transaction Documents" means this Agreement, the Shareholder Agreement, the Voting Support Agreement, the Cooperation Agreement, the Articles of Association, and other agreements, instruments and certificates executed by the Parties or entered into in connection with this Private Placement.

(10)	"Control" means, as to a certain entity, any other Person (or multiple Persons acting in concert), directly or indirectly: (i) owns more than 50% of the outstanding shares, equity interest or other equity interests in such entity; (ii) is entitled to direct the management or policies of such Person through the ownership of more than 50% of the voting power of such Person, or through proxy ownership of more than 50% of the voting power of such Person, or through the right to appoint a majority of the members of the board of directors or similar governing body of such Person, or through other means such as contractual arrangements.

(11)	"Execution Date" means the date on which this Agreement is signed (sealed) by all authorized signatories from the Parties listed in the beginning of this Agreement.

(12)	"Closing Date" shall take place within three (3) Business Days subject to all Conditions Precedent being satisfied, reached or waived or at such time or date as may be agreed in writing between the Parties (if any).

(13)	"Fundamental Representations" means Section 1.1, 1.2, 1.3, 1.5, 1.6, 1.7 and 1.13 of "Representations and Warranties of the Company" in Schedule I hereto.

(14)	"Renminbi (RMB ¥)" shall mean the lawful currency used in the People's Republic of China.

(15)	"US Dollars" shall mean the official currency in the United States ("U.S.").

(16)	"Person" shall mean any natural person, corporation, company, partnership, trust, association, governmental authority (including governmental department) or any other entity whether acting in an individual, trustee or otherwise.

(17)	"Intellectual Property" shall mean trademarks, service marks, trade names, logos, patents, inventions, design rights, copyrights, proprietary technology as well as other confidential information, and all other related property rights.

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(18)	"Material Adverse Change" means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, assets, Liabilities, condition (financial or otherwise), results of operations or prospects of the Companies, taken as a whole, or (ii) materially impairs, or would reasonably be expected to materially impair, the ability of AIH to consummate any of the transactions contemplated by this Agreement, or prevent or materially delay any the transactions contemplated by this Agreement.

For the avoidance of doubt, a "Material Adverse Change" shall not include any event, fact, circumstance, change or effect that results directly or indirectly from:

(a)	Force Majeure Event;

(b)	any changes in the International Financial Reporting Standards or any authoritative interpretation thereof;

(c)	any action (or omission) required by this Agreement or any action requested or consented to in writing by the Investor; or

(d)	the announcement, disclosure or ongoing performance of this Private Placement; the performance of this Agreement or any other agreement; the consummation of this Private Placement.

(19)	"China" or "PRC" means the People's Republic of China, but solely for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(20)	"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

(21)	"United States" means the United States of America

(22)	"Cayman Islands" means the Cayman Islands, a British overseas territory in the Western Caribbean islands.

(23)	"Governing Law" means any law, regulation, statute, judgment, order, decree, by-law, approval, directive, guidance, policy, requirement, or other governmental restrictions applicable to one Party, or any decision, interpretation or administrative order in similar form having the effect of law in the jurisdiction of the Parties.

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(24)	"Transition Period" means the period starting from the Execution Date until the later of (i) the Closing Date or (ii) December 31, 2022 except for any period of time that may be otherwise agreed upon by the Parties in writing.

(25)	"ADV" means Peak Asia Investment Holdings V Limited.

1.2	Interpretations

1.2.1	The headings used in this Agreement for the ease of reference only and shall not in any event affect the meaning or interpretation of this Agreement.

1.2.2	The Schedules of this Agreement have the same force and effect as if they are an integral part of this Agreement, and any reference to this Agreement shall include Schedules.

1.2.3	Unless the context otherwise requires, any reference to a statutory provision shall include subsequent amendments, changes, additions or re-enactments from time to time.

2.	This Private Placement/This Offering

2.1	Transaction Arrangement of this Private Placement

The Investor agrees to invest RMB170 million in AIH, at the U.S. Dollar equivalent to the Renminbi exchange rate published by the People's Bank of China one day prior to the Closing Date (if such date is not a Business Day, the Business Day immediately preceding such date) (the "Investment Price") in accordance with the terms and subject to the conditions of this Agreement. AIH shall issue 36,402,570 common shares of AIH (the "Target Shares") to the Investor or its designated affiliates.

2.2	Payment of Investment Price

The Investor agrees to make timely payment of the Investment Price upon the satisfaction (or waiver) of the conditions precedent in accordance with Section 4 hereof.

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2.3	Use of Investment Price

Except as otherwise provided in this Agreement, AIH shall use the proceeds to be received from this Offering for business expansion, working capital or other purposes as acknowledged by the Investor in accordance with the approved company budget and business plan.

2.4	Register of Member and Shareholders' Equity

AIH shall issue a register of members to the Investor on the Closing Date provided that AIH has received the entire Investment Price paid by the Investor. The particulars recorded in the register of members of AIH shall comply with relevant regulations of the Cayman Islands.

3.	Conditions Precedent to this Private Placement

3.1	Conditions Precedent

3.1.1	Conditions Precedent to the Investor

The Closing of this Private Placement and payment of the Investment Price by the Investor shall be subject to the satisfaction, or written waiver by the Investor, of the following conditions precedent:

(1)	The Company shall have provided the electronic copy of the draft registration document for change in the shareholder register in connection with this Private Placement in the Cayman Islands;

(2)	The Company shall have executed and delivered the original copies of the Transaction Documents to which it is a party;

(3)	In the case of the Fundamental Representations made by the Company, such representations and warranties are true, accurate, complete and not misleading as of the date of this Agreement, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made on the Closing Date; in the case of other representations and warranties made by the Company, such representations and warranties are true, accurate, complete and not misleading as of the date of this Agreement, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made on the Closing Date, except for any failure to be true and correct as of the Closing Date, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change.

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(4)	Any of the covenants and agreements contained in this Agreement to be performed by the Company on or before the Closing Date shall have been performed in all material respects;

(5)	No governmental authority shall have formulated, promulgated, implemented or adopted any law, policy or governmental order that would render this Private Placement unlawful or otherwise restrict or prohibit this Private Placement, and there shall have been no dissuading or stopping this Private Placement by relevant regulatory authorities;

(6)	The Investor shall have completed the concentration filing of business operators and achieved the Completion of ODI Approval/Filing Procedures (including, without limitation, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange);

(7)	From the date hereof until the Closing Date, no Material Adverse Change shall have occurred to the conditions (financial or otherwise), operation results, assets, regulatory status, business or prospects of the Company, taken as a whole, nor shall any single or several events have occurred which, individually or in the aggregate, have had, or could reasonably be expected to occur, a Material Adverse Change; and

(8)	The Company shall have obtained the approval of its shareholders to conduct this Private Placement with respect to the execution and performance of the Transaction Documents.

(9)	The concentration filing of business operators relating to the transactions contemplated by this Agreement (if applicable) is approved by the anti-monopoly review authority of China.

(10)	Release of Pledge. The Investor shall have received true and complete copies of the equity pledge release documents (including Form UCC-3) with respect to any Subsidiary of the Company held by ADV and its designees.

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3.1.2	Conditions Precedent of the Company

The Closing of this Private Placement by the Company shall be subject to the satisfaction, confirmed by the Company or written waiver by the Company, of the following conditions precedent:

(1)	The Investor shall have executed and delivered originals of Transaction Documents to which it is a Party;

(2)	The representations and warranties made by the Investor in Section 5.2 are true, accurate, complete and not misleading as of the date hereof, and shall remain true, accurate, complete and not misleading as of the Closing Date, with the same force and effect as if made as of the Closing Date, except where any failure to be true and accurate would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Change.

(3)	Any covenants and agreements contained in this Agreement to be performed by the Investor on or prior to the Closing Date shall have been performed in material respects;

(4)	No governmental authority shall have formulated, promulgated, implemented or adopted any law, policy or governmental order that would render this Private Placement unlawful or otherwise restrict or prohibit this Private Placement;

(5)	The Investor shall have completed the concentration filing of business operators and achieved Completion of ODI Approval/Filing Procedures (including, without limitation, the National Development and Reform Commission approval/filing, Ministry of Commerce approval/filing, and foreign exchange registration at the State Administration of Foreign Exchange); and

(6)	The Company shall have obtained the approval of its shareholders to conduct this Private Placement with respect to the execution and performance of the Transaction Documents.

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3.2	Fulfilment, Waiver and Period of Conditions Precedent

3.2.1	The Parties agree and undertake to use their best efforts to fulfil the Conditions Precedent as set forth in Section 3.1 above as soon as reasonably practicable.

3.2.2	If any condition precedent under Section 3.1.1 hereof is not satisfied or waived by the Investor prior to December 31, 2022 ("Long Stop Date"), the Investor shall have the right to terminate this Agreement; if any condition precedent under Section 3.1.2 hereof is not satisfied or waived by the Company, the Company shall have the right to terminate this Agreement. In such case, the provisions of Section 7.3 shall apply provided that such right to terminate this Agreement shall not be available to any Party whose failure to perform any of its obligations under this Agreement results in the failure of the Conditions Precedent to be satisfied. If all conditions precedent have been satisfied or waived by the Long Stop Date, the Parties will proceed to Closing pursuant to Section 4.

4.	Closing

4.1	Subject to the terms and conditions hereof, the Closing referred to herein (the "Closing") shall take place via the remote exchange of documents and signature pages within three (3) Business Days after the conditions to the performance of obligations of the Parties hereto as set forth in Section 3.1.1 and 3.1.2 hereof are proved as being satisfied, realized or waived, or at such other time or on such other date as the Parties may mutually agree upon in writing (the date of the Closing shall be referred to as the "Closing Date") .

4.2	At Closing, the Parties shall perform the following Closing matters:

4.2.1	The Investor shall deliver the following documents to the Company:

(1)	bank payment voucher evidencing the full payment of the Investment Price to the offshore account designated by the Company; and

(2)	original executed Transaction Documents to which the Investor is a Party.

4.2.2	The Company shall deliver the following documents to the Investor:

(1)	the register of members of the Company certified by the registered agent of the Company in the Cayman Islands, on which the Investor shall have been recorded as the shareholder of 36,402,570 shares of the Company and free from any encumbrance of the equity, formalities and contents of the register of members shall comply with the relevant regulations of the Cayman Islands, provided that the Company shall have received the full Investment Price paid by the Investor. If the Company fails to receive the full Investment Price paid by the Investor, the Investor shall have no shareholder's rights (including, without limitation, voting right) and the Company reserves the right to remove the Investor from the register of members at any time despite the fact that the Investor is registered as shareholder of the Company in the register of members;

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(2)	the scanned copies of the share certificates reflecting that the Investor is the holder of the Shares, while the originals shall be delivered to the Investor within five Business Days of the Closing, provided that the Company shall have received the full Investment Price paid by the Investor. If the Company fails to receive the full Investment Price paid by the Investor, the Investor shall have no shareholder's rights (including, without limitation, voting right) and the Company reserves the right to revoke such share certificate at any time despite the fact that the Company has issued share certificates with respect to the Shares to which the Investor is the holder;

(3)	a true and complete copy of the resolutions duly and effectively adopted by the shareholders' meeting and the board of directors of the Company;

(4)	original copies of Transaction Documents executed by the Company as one side of this Agreement; and

(5)	a certification executed by the authorized representative of the Company, stamping with the company's common seal, certifies that the conditions in Section 3.1.1 have been fully satisfied.

4.3	Payment of Investment

The Investor shall remit Investment Price to the Company's account as follows:

Account Number: 1104914027

Name: Aesthetic Medical International Holdings Group Limited

Opening Bank: Citibank N.A., Hong Kong Branch

SWIFT Code: CITIHKHXXXX

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5.	Representations and Warranties

5.1	Representations and Warranties of the Company and the Warrantors

The Company and the Warrantors make to the Investor the representations and warranties to the Investor as set forth in Section 1 of Schedule I to this Agreement, and the representations and warranties of the Company shall be valid until 18 months after the Closing Date.

5.2	Representations and Warranties of the Investor

The Investor makes the representations and warranties to the Company as set forth in Section 2 of Schedule I of this Agreement.

6.	Covenants

6.1	Restrictions during the Transition Period

Subject to the fiduciary obligations of the board of directors of the Company, between the date of this Agreement and the Closing, the Company covenants that the Company will operate in the ordinary course and maintain its relationships with its customers, and the Company will not, except in accordance with this Agreement or with the prior written consent of the Investor:

(1)	Issue, sell, pledge, transfer, dispose of or otherwise subject to any encumbrance any (i) shares of capital stock of any corporation or any option, convertible security or other right to acquire any such shares, or any other equity or ownership interest in AIH or any of its Subsidiaries or (ii) any property or assets of AIH or any of its Subsidiaries, other than the sale or transfer of inventory in the ordinary course of business and consistent with past practice;

(2)	Declare, set aside, make or pay any distribution of profits, dividends, bonuses or other distributions;

(3)	Enter into any lease or renewal of lease of real or personal property involving a contractual term in excess of one year or individual lease obligations in excess of RMB200,000 per year;

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(4)	Incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise become liable for the obligations of any Person or incur any loans or advances for any purpose other than in the principal business of the Company; provided, however, that in no event shall the Company or any of its Subsidiaries (i) create, assume or guarantee any long-term indebtedness for borrowed money, or (ii) make any optional voluntary repayment of any indebtedness for borrowed money;

(5)	Reclassify, consolidate, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital or other equity or ownership interests in, or any other change to, any of its capital structure;

(6)	Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, reorganization, recapitalization or other reorganization of any Company or otherwise alter any Company's corporate structure;

(7)	Amend its Articles of Association or similar constitutional documents, except as amended pursuant to the amendments contemplated by this Agreement;

(8)	Change any of the accounting methods or accounting practices or systems of the Company, other than such changes required by applicable accounting standards;

(9)	Make any arrangements or enter into any contracts or agreements with affiliates (other than on an arm's length basis and in the ordinary course of business);

(10)	Acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material assets or enter into any joint venture, strategic alliance, exclusive dealing, non-compete or similar contract or arrangement;

(11)	Amend, waive, modify or consent to the termination of any Material Contract or amend, waive, modify or consent to the termination of the Company's or any of its subsidiaries' rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice;

(12)	Adopt, establish, amend or terminate any employee incentive plan or agreement, program, policy, trust or other arrangement relating thereto or granted any shares, phantom shares or long term incentive awards (including options or cash awards);

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(13)	Increase the compensation paid or the benefits provided by any of the directors, officers or employees of the Company, or paid any severance or termination pay, or paid, loaned or advanced any amount to any director, officer or employee of any Company, or formulated, adopted, entered into or amended any plan;

(14)	Cancel, compromise, waive or release any rights or claims other than in the ordinary course of business consistent with past practice;

(15)	Accelerate the collection or discounting of any accounts receivable, defer the payment of accounts payable or defer expenditures; reduce inventory or otherwise increase cash on hand;

(16)	Commence or settle any action;

(17)	Take any action or knowingly fail to take any action that causes a real or potential adverse effect on this Private Placement or which may have any real or potential adverse effect on the operations and business of the Company; or

(18)	Announce the intention to enter into or enter into any formal or informal agreement or otherwise commit to do any of the foregoing.

6.2	Proxy Statement; Shareholders Meeting and Approval of Target Company

(1)	AIH shall, and the Warrantors shall cause the Target Company to, send a notice to AIH's shareholders within 10 Business Days on the date hereof and, as soon as practicable thereafter, hold a shareholder meeting (including any adjournment or postponement thereof, the "Company’s Shareholders Meeting") for the purpose of voting and obtaining the approval of AIH's shareholders with respect to the Private Placement, the Wanda Shares Transfer and all other related transactions ("All Transactions") (including adjournment or postponement of such meeting in order to seek additional proxies to adopt this Agreement) and reach such other matters as mutually agreed upon by the parties in All Transactions. AIH will use its best efforts to (i) solicit the support of its shareholder's proxies for the adoption of all Transaction Proposals and will take all other actions necessary or advisable to obtain support of such proxies and the Target Company's shareholders’ approval and (ii) comply with all applicable laws, NASDAQ rules and its articles of association in obtaining its shareholders' votes or consents.

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(2)	The proxy statement shall contain a statement that the AIH Board has unanimously recommended that AIH's shareholders vote in favor of the proposal of the Transaction at the Company’s Shareholders Meeting, and neither the AIH Board nor any committee thereof shall reject, withdraw, qualify, amend or modify, or publicly propose or resolve to reject, withdraw, qualify, amend or modify, such recommendations of the AIH Board.

6.3	Undertakings regarding Staffing and Management Rights

AIH shall grant to the Investor the staffing and management rights of the Company listed in Appendix II commencing from the date on which the Company’s Shareholders Meeting approves this Private Placement. Such granting of staffing and management rights of the Company shall be completed as soon as possible, but in any case, no later than 3 Business Days after the Company’s Shareholders Meeting approves this Private Placement.

6.4	Pengcheng Hospital Lease

Prior to the Closing Date, AIH shall, and the Warrantors shall procure AIH to, through Shenzhen Pengcheng Hospital, which is controlled by AIH, renew the Shenzhen Pengcheng Hospital Lease, provided that the lease term shall not be less than 5 years and the unit price per square meter of the renewed lease contract shall not be higher than the average unit price per square meter of any other lessor lease to Shenzhen Pengcheng Hospital and located at Changhong Building, West Bao'an Road, Sungang Road, Luohu District, Shenzhen.

"Pengcheng Lease" means the lease agreement between Shenzhen Pengcheng Hospital and Shenzhen Pengwu Industry Development Co., Ltd. (currently used as Shenzhen Jiayan Investment and Industry Development Co., Ltd.) controlled by Dr. Zhou Pengwu, in which Shenzhen Pengcheng Hospital shall lease the property located at West 3rd Floor, Changhong Building, West Bao'an Road, Sungang Road, Luohu District, Shenzhen.

6.5	Capital Expenditure

The Parties agree that prior to the Closing, if AIH authorizes or makes any commitment for the capital expenditure of the Company as a whole in excess of RMB 300,000 individually or RMB 600,000 in the aggregate, it shall notify Investor prior to such authorization or commitment.

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7.	Liability for Breach of Agreement and Termination

7.1	If all the conditions precedent under Section 3.1 have been satisfied (or waived), but the Closing is not completed due to the failure of any Party to perform its obligation under this Agreement or to perform the agreed Closing pursuant to section 4, when the other Parties shall be entitled to take the following actions, and the taking of such actions by the other Parties shall be without prejudice to the rights and remedies of the other Parties against the Party in default:

(1)	Proceed to Closing so far as reasonably practicable;

(2)	Postpone the Closing to a date specified by it; or

(3)	Terminate this Agreement.

7.2	If any Party (the "Defaulting Party") breaches any provision of this Agreement (including breach of any representation, warranties or undertaking, or failure to procure the occurrence or non-occurrence of a matter) and, after receiving written notice from the other party (the "Non-Defaulting Party") requiring the Defaulting Party to cure its breach, but fails to cure its breach within thirty (30) days after receiving prior written notice of such breach, or such breach is inherently irremediable, the Non-Defaulting Party shall have the right to terminate this Agreement upon prior written notice to the Defaulting Party. In such event, this Agreement shall terminate upon service of written notice from the Non-Defaulting Party to the Defaulting Party, and the Non-Defaulting Party shall not be liable to the Defaulting Party for any damages resulting from the termination of this Agreement

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7.3	If this Agreement is terminated pursuant to Sections 3.2.2, 7.2 or 7.7, upon the termination of the Agreement, all rights and obligations of the parties shall immediately cease, but termination shall not affect the rights and obligations of either party that have accrued prior to termination, including the right to seek indemnification from the other party in default for such default if the Agreement is terminated due to the default of such other party.

7.4	Section 8 (to the extent that they deal with each other with respect to post-termination clean-up and settlement) through to Section 12 shall continue in effect after such termination.

7.5	The Investor (including its successors and assigns) and its Affiliates, senior officers, directors, employees, professional consultants and agents (each, the "Investor Indemnified Party") shall be indemnified and held harmless by the Company and the Warrantors (the "Indemnifying Party") for and against all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) (the "Losses") directly or indirectly suffered or incurred by the Investor, arising out of or resulting from:

(1)	Any breach of any statement, representation or warranty made by the Company and the Warrantors contained in the Transaction Documents;

(2)	Any breach of any covenant or agreement made by the Company and the Warrantors contained in the Transaction Documents; and

(3)	All Losses suffered or incurred by the Investor, the Investor Indemnified Party or the Company by reason of any action by any Person or any claim of right or petition of any third party, to the extent arising out of any action, inaction, event, condition, liability or obligation of the Company incurred or existing prior to the Closing.

7.6	Notwithstanding anything to the contrary contained herein: (i) the Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 7.5 unless and until the aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party equals or exceeds RMB500,000, in which case the Indemnifying Party shall be liable for the entire amount of such Losses; and (ii) the maximum aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party arising from or in connection with reasons set forth in Section 7.5 shall not exceed the Investment Price, provided, however, that the foregoing clauses (i) and (ii) shall not apply to Losses arising out of, or in connection with, any inaccuracy in or breach of any fundamental representation or any representation or warranty made in the case of fraud, willful misconduct or willful misrepresentation.

7.7	If any Party is prevented from or delayed in performing any obligation under this Agreement due to a Force Majeure Event, it shall be partially or wholly exempted from liabilities in accordance with the impact of such Force Majeure Event; provided, however, that it shall immediately notify the other Party of the occurrence of such Force Majeure Event, provide the other Party with detailed information and proof of such Force Majeure Event within fifteen (15) Business Days after the occurrence of such Force Majeure Event, and explain the reasons for its inability to perform or delay in performing the obligations hereunder.

7.8	If the purpose of this Agreement is frustrated due to a Force Majeure Event, the impact of such Force Majeure Event cannot be removed or weakened in any manner, and the Parties fail to reach agreement on the way to achieve the purpose of this Agreement within thirty (30) days after the occurrence date of the Force Majeure Event, any Party may terminate this Agreement without any liability upon prior written notice to the other Parties.

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8.	Confidentiality

8.1	Any Party shall keep all Confidential Information confidential. Except as expressly required by relevant laws and regulations, rules of any stock exchange on which any Party or its Affiliates are listed, or governmental authorities, courts or arbitration centers or as provided in Section 8.2 hereof, no Party shall disclose any Confidential Information of the other Party to any other entity or individual in any manner without first obtaining the prior written consent of the relevant Party.

8.2	Any Party shall have the right to:

(1)	Disclose the Confidential Information to its directors or employees, or to the directors, partners or employees of its Affiliates or advisors;

(2)	Disclose the Confidential Information to its advisers who, in its reasonable judgment, need to know such Confidential Information in order to give professional advice on the matters contemplated by this Agreement.

8.3	Any Party shall ensure that its Affiliates, advisers and other Persons receiving Confidential Information under this Section 8 will keep the Confidential Information confidential and undertake to comply with this Section 8.

9.	Notices

9.1	All notices under or in connection with this Agreement shall be served in Chinese language or in a Chinese version by facsimile, personal delivery, registered mail or domestic or international courier to the Party concerned at the address set out below.

Investor

Address:	1601B, Huanbang building, the intersection of Qiaoxiang road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province

Contact Person:	WU Binghua

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Company

Address:	Finance Department, 3/F, Shenzhen Pengai Medical & Cosmetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

Postal Code:	518054

Contact Person:	WU Guanhua

Warrantor

Address:	Shenzhen Pengai Medical & Cosmetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

Postal Code:	518054

Contact Person:	ZHOU Pengwu

9.2	Notice shall be deemed to have been served at the following times (the "Delivery")

(1)	If sent by facsimile, upon confirmation of successful transmission in the form of a transmission report by the machine which sent the facsimile (if such time is prior to 5pm on a Business Day, local time for the receiving Party) or the next Business Day (if such time is after 5pm on a Business Day, local time for the receiving Party);

(2)	In the case of delivery by person, upon signing for receipt;

(3)	If sent by registered mail, postage prepaid, five (5) Business Days after posting; or

(4)	If sent by domestic or international courier, three (3) Business Days after posting.

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9.3	Any Party is entitled to change the information mentioned in Section 9.1, provided that it shall notify the other Parties of the change in accordance with the requirements of Section 9.1 within two (2) Business Days prior to the change.

10.	Governing Laws and Dispute Resolution

10.1	Governing Laws

The conclusion and interpretation of this Agreement and settlement of disputes in connection with this Agreement shall be governed by the laws of Hong Kong Special Administrative Region of the People's Republic of China.

10.2	Dispute Resolution

(1)	Each Party irrevocably agrees that any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any non- contractual dispute arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("HKIAC") under the HKIAC Administered Arbitration Rules (the "Arbitration Rules") in force when the notice of arbitration is submitted. Each Party hereby irrevocably submits generally and unconditionally to the exclusive jurisdiction of HKIAC in respect of any such legal dispute or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party agrees that it will not commence any suit or proceeding relating thereto, other than arbitration initiated at HKIAC, other than an action in a court of competent jurisdiction to enforce any judgment, decree or award of any HKIAC, as described in this Agreement.

(2)	In order to initiate the arbitration, any Party shall submit a notice of arbitration to HKIAC and all the other Parties at the address provided for notices under this Section 9, in accordance with the Arbitration Rules. The seat, or legal place of arbitration, shall be Hong Kong. The arbitration proceedings shall be conducted in the Chinese language. The arbitration tribunal shall consist of three (3) arbitrators. The claimant and the respondent in such dispute shall be entitled to appoint one (1) arbitrator in accordance with the Arbitration Rules. If a Party fails to appoint an arbitrator, such appointment shall be made by HKIAC. The two (2) arbitrators so appointed shall appoint the third arbitrator who will act as the presiding arbitrator of the tribunal. If such appointment fails to be made within thirty (30) days from the confirmation of the second arbitrator, the presiding arbitrator shall be appointed by HKIAC. The award rendered by the arbitration tribunal in such arbitration shall be final and binding upon the Parties. The Parties hereby agree not, to the extent permitted by applicable Law, to resort to any judicial proceeding in any jurisdiction seeking to annul, set aside, modify or reduce or impair any of its provisions or effect. Any Party may apply to any court of competent jurisdiction for enforcement of the arbitral award or an order of validation.

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(3)	Each Party further agrees that the manner of giving notices provided in this Agreement shall constitute sufficient service of process and they further waive any argument that such service is not sufficient.

11.	Execution and Effectiveness

This Agreement shall become effective on the date when this Agreement is signed by the authorized representatives of the Parties and affixed with the seals of the Parties (if applicable) (the "Execution Date").

12.	Miscellaneous

12.1	Modification

No modification of the terms of this Agreement shall be effective unless made in writing and signed by the Parties.

12.2	Further Covenant

The Parties agree that, respectively, before and after the Execution Date, they shall take all necessary actions, including signing, delivery or implementation of all necessary documents, acts or other matters required by the Laws or reasonably requested by the other Party, for the purpose of this Private Placement.

12.3	Taxes

Unless otherwise provided for herein, the relevant taxes in relation to this Private Placement hereunder shall be borne by them respectively in accordance with the applicable relevant laws and regulations.

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12.3.1	Any governmental fees levied and charged by any governmental authority in connection with this Private Placement hereunder shall be borne entirely by the Company.

12.3.2	The Parties shall bear their own transaction expenses incurred in connection with this Private Placement (including legal service fees, financial fees, etc.).

12.4	Waiver

Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver of the same. The previous exercise or partial exercise of any right under this Agreement on the part of any Party shall not preclude its further exercise of that or any other right.

12.5	Severability

If any provision under this Agreement is or becomes invalid or unenforceable, the validity of the remaining provisions of this Agreement shall not be affected. The Parties shall endeavor to agree on terms that best reflect the business intent of the Parties at the time of signing in lieu of the invalid portion. If, during the course of this Agreement, modifications are required pursuant to mandatory provisions of law then in effect, the Parties shall modify the relevant provisions in accordance with the provisions of the relevant law.

12.6	Consensus

This Agreement constitutes a common understanding among the Parties with respect to the matters subject to this Agreement. In the event of any inconsistency between the Parties with respect to terms listed in this Agreement prior to or after the execution of this Agreement or contemporaneously with the terms of this Agreement, the provisions of the written agreement of the parties shall apply with respect to aforesaid terms.

12.7	Otherwise Agreed

Any matters not covered in relation to this Agreement shall be subject to supplementary agreement between the Parties with mutual consent. This Agreement may not be amended, supplemented or modified except by an instrument in writing and executed by this Agreement of the Parties hereto.

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12.8	Counterparts

This Agreement is executed in five (5) original copies, which shall have the same legal effect. Each Party shall hold one (1) copy, and the remaining copies shall be submitted to relevant government authorities for completion of procedures.

12.9	Facsimile or. pdf Signature

This Agreement may be executed by facsimile or. pdf signature and such facsimile or. pdf signature shall constitute all the original counterparts.

12.10	Third Party Rights

Any person or entity which is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

(The remainder of this page is intentionally left blank, signature pages and schedules follow)

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(Signature Page of Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

Aesthetic Medical International Holdings Group Limited (Seal)

Authorized Representative (Signature):

Name:

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(Signature Page of Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

ZHOU Pengwu (Signature)

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(Signature Page of Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

DING Wenting (Signature)

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(Signature Page of Subscription Agreement relating to Aesthetic Medical International Holdings Group Limited)

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (Seal)

Authorized Representative (Signature)

Name:

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SCHEDULE I

REPRESENTATIONS AND WARRANTIES

1.	Representations and Warranties of the Company and the Warrantors

Except for the information already disclosed by the Company to the Investor in writing, the Company and the Warrantors hereby represent and warrant to the Investor as follows:

1.1	Authorization and Authority

(1)	The Company is a company duly incorporated and validly existing under the laws of the Cayman Islands;

(2)	The Company has all requisite power and authority to execute and deliver this Agreement and each Transaction Document as one side to this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company necessary for the authorization, execution and delivery of this Agreement and the performance of its obligations hereunder and thereunder has been duly taken by the Company as one side to this Agreement. Each Transaction Document, when executed and delivered, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with its respective terms.

1.2	Shareholding Structure

(1)	Except as disclosed, as of the date hereof, the payment of the issued capital of the Company is in full compliance with the requirements of laws of Cayman Islands and Company’s Articles of Association. All of the issued capital of the Company is held by the Shareholders, free and clear of any Encumbrances. The Company has no legal or contractual obligation to provide any capital investment (whether by loan, capital contribution or otherwise) to any other Person;

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(2)	The shareholders and their shareholding percentage in the currently effective shareholders' list of the Company can truly, accurately and completely reflect the issued share capital of the Company prior to this Private Placement.

1.3	Legal Establishment and Valid Existence

(1)	The Company has all approvals and authorizations necessary for continuous operation of its current business; it has obtained all licenses, approvals, registrations, filings and/or qualifications necessary for its legal establishment and valid existence, and the licenses, approvals, registrations, filings and/or qualifications remain in effect;

(2)	The Company operates legally. There is no illegal act that is sufficient to cause it to be ordered to rectify business or to revoke its Certificate of Incorporation, cancelled or subjected to administrative penalties by any governmental authority.

1.4	Compliance with Laws

The Company has been in compliance at all times with all applicable laws, including but not limited to the laws related to daily operations. All aspects of the Company's business comply with the requirements of laws and governmental orders. The Company has conducted and continues to conduct the business in accordance with all applicable laws and governmental orders, and the Company is not in violation of any such laws or governmental orders in the operation of the business. The Company has all franchises, permits, licenses and any similar authorization necessary for the conduct of its business. The Company is not in breach of any of such franchises, permits, licenses or other similar authorization in any respect. To the best knowledge of the Company, there is no reason which might render such franchises, permits, licenses or other similar authorization invalid or revoked.

1.5	No Conflict

If the Company as one side to this Agreement, the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which it is a party do not and will not (a) violate, conflict with or result in breach of any provision of their respective constitutional documents (including but not limited to, the Articles of Association of the Company), if applicable, or (b) conflict with or violate (or cause an event or series of events which could have a Material Adverse Change as a result of) any law or governmental order applicable to it or its assets or business, or (c) conflict with, constitute a default under, require any consent under, or give to others any rights of termination, amendment, suspension, revocation or cancellation of, any agreement, license, permit or other instrument or binding arrangement to which the Company is a party or by which any of its assets or properties are bound or affected (which would have an adverse effect on its ability to perform its obligations under this Agreement or other Transaction Documents and consummate the transactions contemplated hereby or thereby).

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(1)	Except for the information disclosed to the Investor, none of the Company's officers, directors or shareholders and their immediate family members (or immediate family members of their spouses) or other Affiliates owns any direct or indirect equity or financial interest in any Competitors, suppliers or customers of the Company, or owns, directly or indirectly, in whole or in part, or owns any other interests therein, or is indebted to the Company (the foregoing does not apply to a director who may be appointed by each of the major Investor of the Company, ADV and IDG);

(2)	The Company does not have any liability or any other obligation of any nature whatsoever to any of its officers, directors or shareholders, or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent on, any such officer, director or shareholder, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company; and (iii) obligations under any employment agreement and/or applicable labor laws as a result of the employment;

(3)	Except for the information disclosed to the Investor, there are no connected transactions between the Company and its Affiliates, and there are no arrangements of the Company and any other Persons with respect to the transfer or sharing of revenue or profits of the Company or control, management, earnings, call options or other similar interests in the Company.

1.6	External Investment

Except for the information disclosed to the Investor, (1) the Company owns no direct or indirect equity interest or other investment interest or any rights to purchase any equity interest or other interest, including registered equity interest or beneficially owned interest, in any other company, enterprise, partnership, joint venture, association or other entities; (2) the Company is not a member of any partnership (nor is it engaged in any part of the business through any partnership), nor is it involved in any joint venture or similar arrangement, or assumes unlimited liability in any other investment; (3) the Company has not established any branches.

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1.7	Guarantees and Contingent Liabilities

(1)	Except for the information disclosed to the Investor, the Company does not have any guarantee or counter-guarantee provided to other Persons by mortgage, pledge, lien or otherwise, or has accepted mortgage, pledge, lien or any other guarantee or counter-guarantee provided by other Persons.

(2)	Except as fully provided for or reserved against in the Company's audited consolidated balance sheet as of December 31, 2021, the Company has no liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether or not required by generally accepted accounting principles to be reflected in a consolidated balance sheet of the Company or disclosed in the notes thereto.

1.8	Major Assets

(1)	Except for the information disclosed to the Investor, the Company owns or has the legal right to use all properties and assets currently used or proposed to be used in the conduct of the business, including equipment, real properties, inventories, Intellectual Property, accounts receivable and contractual rights, and such assets are free and clear of any encumbrance.

(2)	All equipment of the Company is in good operational and maintenance condition, properly maintained according to the customary standard of the industry (with due regard to the service life and normal wear and tear) and is sufficiently adequate for its current purpose of use.

1.9	Intellectual Property

(1)	The Company has legal and valid ownership of and/or use right to all the Intellectual Property required for its current operation, and is free and clear of infringement upon the Intellectual Property of others. There is no dispute, third party claim or any mortgage, pledge or other security or restriction, and no administrative investigation and/or penalty notice, judicial decision or similar documents of other competent authorities restricting, terminating or otherwise affecting the continuous ownership and/or use of the relevant Intellectual Property by the Company has been received.

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(2)	The Company has not licensed, transferred or promised to transfer the Intellectual Property to which it owns and/or uses to others; the relevant Intellectual Property, the right to use which the Company obtains its right to use through license or otherwise, is legal and valid, and has not infringed upon the Intellectual Property or other rights of others;

(3)	The Directors of the Company and all employees of the Company and consultants of the Company undertake a written obligation to maintain all confidential and proprietary information acquired by them during the course of their employment in confidence; and all rights and title to all inventions made by them within the scope of their employment during the course of their employment and for a reasonable period thereafter shall vest in the Company. None of such Persons has excluded any work or inventions from its assignment of inventions made by such Persons prior to their employment or consulting relationship with the Company pursuant to the proprietary information and inventions agreements of the Company's employees or consultants;

(4)	No third party has any rights or makes any claims on the Intellectual Property of the Company (whether it is currently owned or may be developed in the future). Neither the execution, delivery nor performance of this Agreement or the Transaction Documents or the completion of any of the transactions contemplated hereby or thereby will change or impair the Intellectual Property of the Company. There is no claim made by any third party that any Intellectual Property of the Company is works made for hire belonging to such third party and vested in such third party for reasons attributable to employees, part-time personnel or consultants of the Company (including but not limited to part-time employment, overseas investment, undertaking research and development projects commissioned by a third party other than the Company), nor has any other claim against the Company with respect to such disputed Intellectual Property.

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1.10	Material Contracts

(1)	None of the contracts or agreements entered into by the Company and binding upon the Company contains any terms or agreements which restrict the Company from conducting its principal business or the transaction hereunder, or if there are terms or agreements restricting the transaction under this Agreement, has obtained a waiver of such restrictions from the relevant Parties;

(2)	The Company commits no material breach of contract under any contract materially affecting its finance and business, nor has the Company been subject to recourse by the other Parties thereto;

(3)	The Company has not received any notice of termination or cancellation of any material contract or breach thereunder.

1.11	Litigation and Administrative Penalty

(1)	Except for the information disclosed to the Investor, the Company is not currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigations or penalties;

(2)	None of the directors and senior management of the Company is currently involved in any material claims, litigation, arbitration, judicial investigation proceedings or administrative investigation or punishment in relation to the Company.

1.12	Labor Disputes and Labor Contracts

(1)	Except for the information disclosed to the Investor, the Company complies with all applicable laws relating to employment or labor relations in all respects, including but not limited to laws relating to equal opportunity, minimum wage, social insurance and housing provident fund, working hours, overtime payment, and vacation. The Company has, in a timely manner, (i) withheld and paid to the appropriate governmental authority all amounts required to be withheld from its employees as required by applicable laws, including withholding and payment of all individual income taxes and contributions to social security benefits (if any) payable by the Company’s employees; (ii) paid in full to the appropriate governmental authority all amounts required by applicable laws to be paid, including all contributions to social insurance payable by the Company , and (iii) paid to each employee of the Company all amounts required by applicable labor laws and applicable terms of employment applicable to such employee, including all salaries, overtime payments, bonuses, benefits, severance payments and all remuneration due to such employee;

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(2)	Except for the information disclosed to the Investor, the Company and its employees have signed legal, effective and enforceable labor contracts, and the Company is not involved in any labor dispute, arbitration or litigation proceeding with its employees;

(3)	Except for the information disclosed to the Investor, subject to general principles concerning the termination of employee’s labor relationship and the mandatory provisions of applicable labor laws, the employment of each employee by the Company is terminable at the discretion of the Company.

1.13	Taxes

(1)	All tax certificates and reports in respect of the taxes payable by the Company have been submitted in a timely manner (taxes of the Company shall include taxes of the Company itself and taxes which the Company as the withholding agent is obligated to withhold);

(2)	All taxes required to be shown on tax certificates and reports or otherwise due have been paid in a timely manner, and such taxes provided for on the balance sheet of the Company have fully reflected all tax liabilities of the Company that have accrued but not yet become due for payment;

(3)	All such tax certificates and reports are true, accurate, complete and not misleading in all material respects, and there are no false and material errors in the amounts of taxes payable, applicable tax rates and permitted pre-tax deductions recorded on such certificates and reports;

(4)	No tax authority has proposed, formally or informally, an adjustment to such tax certificate and there is no basis for any such adjustment;

(5)	There are no pending or potential litigation or administrative proceedings against the Company with respect to any tax investigation, tax audit, assessment or collection of taxes;

(6)	The Company has not conducted any transaction or entered into any contract with the purpose of illegal tax avoidance;

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(7)	The Company has withheld and paid all taxes required by applicable laws to be withheld and paid by it with respect to any amounts paid or payable to any employee, independent contractor, creditor, shareholder or other entities;

(8)	Since its incorporation, the Company has not violated the transfer pricing provisions under applicable tax laws and regulations, and all the transactions with its Affiliates have been conducted on an arm's length basis;

(9)	No increase in taxable income or decrease in deductions in taxable periods after the Closing will occur as a result of a change in accounting method that occurs prior to the Closing;

(10)	All tax or other fiscal preferences obtained by the Company are in compliance with applicable laws and will remain in full force and effect unless the applicable laws are changed.

1.14	Continuous Operation

The Company has been in continuous operation since its inception. There is no applicable court decision declaring the Company insolvent or bankrupt (or the like). There are no proceedings pending against the Company for insolvency or bankruptcy (or the like) and, to the best of the knowledge of the Company and each of the founders, no third party is about to commence such proceedings. No receiver, administrator or liquidation committee (or other person of a similar nature) has been appointed to liquidate the Company or any substantial part of its property or other assets. The Company is able to meet its obligations as they become due and its assets are sufficient to satisfy all of its liabilities.

1.15	After the Completion of the Transaction

(1)	The Company shall bear all undisclosed liabilities, underpayments, potential contingent tax liabilities (including but not limited to their own tax payment, payment, withholding and payment of any taxes, etc.), debt risks of liabilities of employment, social insurance and housing provident fund, risks of business operation qualification and compliance liability and risks of penalty in connection with the business and activities of the Company and its subsidiaries as well as civil, administrative and criminal liabilities and penalty risks in respect of any other possible illegal action.

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(2)	If the Company and its subsidiaries are subject to penalties or losses brought by third parties after the Closing Date under circumstances existing before the Closing Date, such that the Investor as the shareholder or the Investor is subject to direct penalties or losses brought by third parties therefrom, the Company shall indemnify the Investor for all losses, liabilities, costs, charges and expenses suffered and borne by the Investor as a result thereof. The Parties agree that, in such case, the methods of indemnification that the Investor shall have the right to elect may include, without limitation, requesting the Company to pay cash compensation, etc., and the Investor's election to request the Company to pay cash compensation shall not constitute a waiver of the Investor's right to claim against the Company.

2.	Representations, Warranties and Covenants of the Investor

2.1	The Investor has all qualifications and/or capacity to execute and perform this Agreement. Neither the execution nor the performance of this Agreement will violate the liabilities and obligations under the existing effective agreements, covenants and arrangements with any third party, nor will it conflict with any liabilities and obligations owed to any third party.

2.2	None of the execution, delivery and performance by the Investor of this Agreement and the Transaction Documents to which it is one side to this Agreement will (a) violate, conflict with, or result in the breach of, its articles of association (or similar constitutional documents), or (b) violate or conflict with any Law or Governmental Order applicable to it.

2.3	The Investor has fully and comprehensively provided the Company with all documents and materials required for this Private Placement. Such documents and materials are true, accurate and complete, and the Investor has not retained any information which, if disclosed, may affect the execution or performance of this Agreement.

2.4	The funds used by the Investor to pay the Subscription Price are from lawful sources. None of them is expressly prohibited by the laws, regulations, rules and regulatory documents or relevant regulations applicable to the transaction.

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2.5	Current Status of the Investor and Investment Intention

2.5.1	Experience. The Investor has sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and demerits of an investment in the subscription shares and has so evaluated the merits and demerits of such investment. The Investor is able to bear the economic risk of such an investment, including the total loss of its investment.

2.5.2	Purchase for Own Account Only. The Investor is acquiring the purchased shares hereunder for the Investor's own investment account and not with a view to the resale, distribution or other disposition of the same in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable laws. The Investor has no arrangement or understanding, directly or indirectly, with any other Person for the distribution or resale of, or any plan devised for the distribution or resale of, the Investor's purchased shares in violation of the U.S. securities laws, or any other applicable state securities laws, or any other applicable laws.

2.5.3	Solicitation. The Investor is not being linked through a purchase of the Shares from the market. The Investor is not in contact with the Company as a result of any general or public solicitation, general advertising or direct sale.

2.5.4	Restricted Securities. The Investor acknowledges and recognizes that the Shares purchased are "restricted securities" that have not been registered under the U.S. securities laws, or any applicable state securities laws. The Investor acknowledges and recognizes that without an effective registration under the U.S. securities laws, the purchased shares may only be (1) sold or otherwise transferred to the Company, (2) sold or otherwise transferred outside of the United States pursuant to Rule 904 of Regulation S under the Securities Act, or (3) sold or otherwise transferred pursuant to an exemption from registration under the U.S. securities laws.

2.5.5	Non-U.S. Citizen. The Investor is not a "U.S. person" as defined in Rule 902 of Regulation S under the U.S. securities act.

2.5.6	Offshore Transactions. The Investor has been advised and acknowledges that the Company is receiving an exemption from registration in the issuance of the Shares to the Investor pursuant to Regulation S under the U.S. securities laws. The Investor is purchasing the Shares in an offshore transaction in reliance upon an exemption from offshore transactions provided under Regulation S under the U.S. securities laws.

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SCHEDULE II

Staffing Right and Management Right

Staffing Right

1.	Employment, selection, appointment and dismissal of the senior management, mid-level supervisors and employees of the Company;

2.	Formulation and modification of the compensation system for all positions of the Company;

3.	Formulation and modification of the administrative and logistics system of the Company;

Procurement Management Right

1.	Management of procurement projects and procurement contracts;

2.	Carving out and optimizing the procurement process;

3.	Appointment of procurement management personnel.

Operation Management Right

1.	All the authorities required in day-to-day operation and management.

Financial Management Right

1.	Review of financial funds, budgets and payments;

2.	Review of the application for disbursement of financial costs and expenses and payments;

3.	Supervise the financial accounts of the Company and grant relevant authorities;

4.	Manage the online bank account of the Company;

5.	Formulate and modification of the financial management systems.

Seal Management Right

1.	Keep important seals of the Company (including the official seal, the seal for finance, the seal of the legal person and the contract seal);

2.	Review the use of important seals of the Company (including the official seal, the seal for finance, the seal of the legal person and the contract seal).

Financing and Financing Management Right

1.	Where bank loans and financial leases of AIH are involved, the right to supervise and review relevant negotiations, contracts, collateral and joint and several liabilities;

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Annex B

Cooperation Agreement

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”), dated as of ____, 2022 (this “Agreement”), by and among Peak Asia Investment Holdings V Limited, a company incorporated under the laws of the British Virgin Islands (“ADV”), Beacon Technology Investment Holdings Limited, a company incorporated under the laws of Hong Kong (“Beacon”), Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), a company incorporated under the laws of People’s Republic of China (“Jiechuang”) , Australia Wanda International Company Limited, a company incorporated under the laws of Hong Kong (“Wanda”, together with Jiechuang, the “Investors”) and Aesthetic Medical International Holdings Group Limited (the “Company”), Zhou Pengwu (周鹏武) (“Dr. Zhou”) and Ding Wenting (丁文婷) (together with Dr. Zhou, the “Founders”).

RECITALS

WHEREAS, ADV owns 14,514,381 ordinary shares, par value $0.001 per share, of the Company (“Ordinary Shares”) and 354,193 American Depository Shares (“ADS”) representing 1,062,579 Ordinary Shares (such ordinary shares, the “Owned Shares”, together with any other voting securities of the Company of which ADV acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, on September 15, 2020, (i) ADV, the Company and Beacon entered into a Convertible Note Purchase Agreement; and (ii) ADV, the Company, Zhou Pengwu and Ding Wenting entered into an Exit Payments Agreement (the “Exit Payments Agreement”);

WHEREAS, pursuant to the Convertible Note Purchase Agreement, on September 17, 2020, (i) the Company issued a Convertible Note (the “Note”) in the amount of US$5,000,000 to ADV; (ii) the Company and ADV executed a Deed of Share Charge whereby the Company charged 5,100 shares (representing 51% of its issued and outstanding shares) of Dragon Jade Holdings Limited (“Dragon Jade”) to ADV; (iii) Dragon Jade and ADV executed a Deed of Share Charge whereby Dragon Jade charged 5,100 shares (representing 51% of its issued and outstanding shares) of Peng Oi Investment (Hong Kong) Holdings Limited (“Peng Oi”) to ADV; and (iv) Peng Oi, Peng Yi Da Business Consulting Co., Ltd. (“Peng Yi Da”) and Beacon entered into an Equity Interest Pledge Agreement whereby Peng Oi pledged 51% of the equity interest in Peng Yi Da in favor of Beacon (collectively with the share charge of shares of Dragon Jade and the share charge of shares of Peng Oi, the “Share Pledges”);

WHEREAS, concurrently herewith, (i) the Company and Jiechuang are entering into a Subscription Agreement (the “Jiechuang Agreement”), (ii) the Company, Wanda and certain other parties thereto are entering into a Share Purchase Agreement (the “Wanda Agreement”) and (iii) the Company, Wanda, Jiechuang, ADV and certain other parties thereto are entering into a Shareholders Agreement (the “Shareholders Agreement”, together with the Jiechuang Agreement and the Wanda Agreement, the “Transaction Agreements”, and the transactions contemplated thereby, the “Proposed Transactions”, which for the avoidance of doubt, shall include but not limited to the subscription of 36,402,570 Ordinary Shares by Jiechuang or its designated affiliate, the purchase of 21,321,962 Ordinary Shares by Wanda from certain sellers controlled by the Founders, and the grant of warrant to an affiliate of Dr. Zhou Pengwu and the grant of warrant to Wanda pursuant to the Shareholders Agreement); and

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WHEREAS, ADV and Beacon acknowledge that the execution of this Agreement is a condition of the Investors entering into the Proposed Transactions and the Transaction Agreements. It is acknowledged that the execution by Jiechuang, Wanda and the Company of the Transaction Agreements to which they are a party is a condition of ADV and Beacon entering into the transactions contemplated herein and this Agreement.

WHEREAS, concurrently with the execution of this Agreement, Jiechuang, Wanda, the Company and certain other parties have entered into the Transaction Agreements, except that the Shareholders Agreement will become effective upon the closing of all Proposed Transactions (the “Closing”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.            Agreement to Vote. From the date hereof until the Closing, ADV agrees with the Investors that it shall at any meeting of the shareholders of the Company (whether annual or extraordinary and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of shareholders of the Company, (a) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares (i) in favor of the Proposed Transactions, the adoption of the Transaction Agreements and any other matters necessary for consummation of the Proposed Transactions, and (ii) against (A) any proposal or transaction that competes with Proposed Transactions, and (B) any other action that would impede, interfere with, delay, postpone or adversely affect the Proposed Transactions.

2.            No Inconsistent Agreements. ADV hereby represents, covenants and agrees with the Investors that, except as contemplated by this Agreement, ADV has not granted, and shall not grant at any time prior to the Closing, a proxy or power of attorney with respect to any Covered Shares which is inconsistent with ADV’s obligations pursuant to this Agreement.

3.            Conversion. Notwithstanding anything else to the contrary contained in the Note, upon the Closing, ADV shall, subject to the Requisite Approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined therein) and the Conversion Catch-up Amount (as defined therein), at a conversion price that is equal to the USD Equivalent (as of Closing) of RMB4.203 per Ordinary Share. The Parties agree and acknowledge that upon the completion of such conversion, each of ADV and the Company shall be released from any and all claims, obligations and liabilities arising from or relating to the Note (other than any rights that will have accrued to the benefit of a party on or prior to the conversion date). In furtherance of the foregoing, ADV shall deliver a Conversion Notice as attached in Exhibit A at the Closing, which shall constitute its irrevocable exercise of the conversion right under the Note, subject to Closing having taken place.

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For the purposes of this Agreement, “USD Equivalent” means, with respect to a particular date, the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to the such date (it being understood that if such date is not a business day, the business day immediately before such date).

4.            Share Pledges. ADV and Beacon shall, without further consideration, cooperate with the Investors and take all actions to release, or cause to be released, the Share Pledges on and subject to Closing and the issuance of Ordinary Shares pursuant to the ADV’s exercise of its conversion right under the Note. Three (3) days prior to the Closing, ADV and Beacon shall execute, deliver and file all filled, pre-signed or otherwise required agreements, certificates, instruments, letters or any other documents to effect the release of the Share Pledges, for Company’s legal counsel to hold in escrow until being simultaneously released upon the issuance of Ordinary Shares pursuant to the ADV’s exercise of its conversion right under the Note and Section 3 herein. In the event this Agreement is terminated, the Company shall procure that all documents held in escrow pursuant to the foregoing sentence shall be immediately returned to ADV.

5.            Amendment of Exit Payments Agreement.

(a)           Upon the Closing, and subject to the Requisite Approvals being obtained and continuing in force, the Company, the Founders and ADV agree that:

(i)            the definition of “Payment Date” under the Exit Payments Agreement shall deemed to be amended so that “Payment Date” shall mean 15 December 2024;

(ii)           the condition in paragraph 2.1(a) of the Exit Payments Agreement shall be deemed to have been satisfied; and

(iii)          the maximum amount payable as Exit Payment under paragraph 2.1(i) of the Exit Payments Agreement shall be US$2,700,000, and the maximum amount payable as Exit Payment under paragraph 2.1(ii) of the Exit Payments Agreement shall be US$1,350,000; in connection therewith, the Company, the Founders and ADV acknowledge and agree that the amounts payable by the Company pursuant to paragraph 2 of the Exit Payments Agreement have been negotiated in good faith between such parties, and such amounts are a genuine pre-estimate of losses that ADV will incur should the number of Qualified Exit Shares (as defined in the Exit Payments Agreement) be below the corresponding number of ADS as set out in paragraph 2.1 of the Exit Payments Agreement (as amended).

(b)            Except as amended pursuant to this Section 5, the Exit Payments Agreement shall continue in full force and effect.

(c)            Subject to the Closing being completed, in consideration of ADV agreeing to enter into this Agreement, the Investors agree to procure compliance by the Company of its obligations under the Exit Payments Agreement.

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6.            Warrant; Requisite Approvals

(a)           The Company shall execute and deliver to ADV the warrant for the purchase of shares of the Company as attached in Exhibit B to ADV on the date of this Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from Closing and shall be exercisable into Ordinary Shares of the Company in accordance with the terms thereof (such Ordinary Shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD Equivalent (as of Closing) of RMB4.67 per Ordinary Share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment. The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant.

(b)           Notwithstanding anything else to the contrary contained herein or in the Exit Payment Agreement, upon the exercise of the Warrant by way of set-off against the Exit Payment, the Exit Payments Agreement shall immediately terminate with no further force and effect and for the avoidance of doubt, the Exit Payment shall be deemed to have been satisfied, and ADV, the Company and the Founders shall be released from any and all claims, obligations and liabilities arising from or relating to the Exit Payments Agreement.

(c)           The Company shall procure that all necessary consents, approvals and authorizations of any nature whatsoever required (including any board and shareholder approval of the Company) in connection with the transactions contemplated under Sections 3, 5 and 6, as applicable (“Requisite Approvals”) are obtained on or prior to Closing.

7.            Representations and Warranties of the Investors. Each Investor jointly and severally represents and warrants to each other party hereto as follows:

(a)           It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Its execution, delivery and performance of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other actions or proceedings on its part are necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by it and, assuming due authorization, execution and delivery by each other party hereto, constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, China Securities Regulatory Commission and relevant stock exchanges, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither its execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) conflict with or violate, any provision of its organizational documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on its property or asset pursuant to, any contract to which it is a party or by which it or any of its property or asset is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets.

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(c)           There is no action, suit, investigation, complaint or other proceeding pending against it or, to the its knowledge, threatened against it or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by each other party hereto of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

8.            Representations and Warranties of Company. The Company represents and warrants to each other party hereto as follows:

(a)           It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and the Warrant and to perform its obligations hereunder and thereunder. Its execution, delivery and performance of this Agreement and the Warrant, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereunder have been duly and validly authorized and no other actions or proceedings on its part are necessary to authorize the execution and delivery of this Agreement and the Warrant, the performance of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby. This Agreement and the Warrant has been duly and validly executed and delivered by it and, assuming due authorization, execution and delivery by each other party hereto, constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the Warrant or the consummation of the transactions contemplated hereby and (ii) neither its execution, delivery or performance of this Agreement or the Warrant, nor the consummation of the transactions contemplated hereby or thereby, nor compliance with any of the provisions hereof or thereof shall (A) conflict with or violate, any provision of its organizational documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on its property or asset pursuant to, any contract to which it is a party or by which it or any of its property or asset is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets.

(c)           There is no action, suit, investigation, complaint or other proceeding pending against it or, to the its knowledge, threatened against it or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by each other party hereto of its rights under this Agreement or the Warrant or the performance by any party of its obligations under this Agreement or the Warrant.

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(d)           Upon issuance of the Warrant, the Warrant will be duly and validly issued. On the date of issuance of the Warrant, the Warrant Shares issuable upon exercise of the Warrant shall have been reserved for issuance. Upon issuance of the Warrant Shares in accordance with, and payment pursuant to terms of the Warrant, the Warrant Shares will be duly and validly issued, fully paid and nonassessable, and the holder of the Warrant will have good title to the Warrant Shares, free and clear of all liens, claims and encumbrances of any kind, other than transfer restrictions under federal and state securities laws.

9.            Representations and Warranties of the Founders. Each Founder severally represents and warrants to each other party hereto as follows:

(a)           He or she has the legal capacity, power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by such party and, assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)           Except for the applicable filing or approval requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of such party for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such party nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on such property or asset of such party pursuant to, any contract to which such party is a party or by which such party or any property or asset of such party is bound or affected or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such party or any of such party’s properties or assets.

(c)           There is no action, suit, investigation, complaint or other proceeding pending against such party or, to the knowledge of such party, threatened against such party or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by any other party hereto of its rights under this Agreement or the performance by any party of its obligations under this Agreement

10.            Representations and Warranties of ADV and Beacon. ADV and Beacon hereby jointly represent and warrant to the Investors as follows:

(a)           ADV is the beneficial owner of the Covered Shares. ADV has sole voting power, sole power of disposition, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and the Warrant (and the underlying shares issuable thereunder), ADV does not own beneficially or of record any (i) shares or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares or voting securities of the Company other than those in the Recitals herein or (iii) options or other rights to acquire from the Company any shares, voting securities or securities convertible into or exchangeable for shares or voting securities of the Company.

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(b)           Each of ADV and Beacon is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by ADV or Beacon, the performance of their obligations hereunder and the consummation of the transactions contemplated hereby by ADV or Beacon have been duly and validly authorized and no other actions or proceedings on the part of ADV or Beacon are necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ADV and Beacon and, assuming due authorization, execution and delivery by the Company and the Investors, constitutes a legal, valid and binding obligation of ADV and Beacon, enforceable against ADV and Beacon in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)           Except for the applicable filing requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any governmental authority is necessary on the part of ADV or Beacon for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by ADV or Beacon nor the consummation of the transactions contemplated hereby nor compliance with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of ADV or Beacon, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on such property or asset of ADV or Beacon pursuant to, any contract to which ADV or Beacon is a party or by which ADV or Beacon or any property or asset of ADV or Beacon is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to ADV or Beacon or any of ADV’s or Beacon’s properties or assets.

(d)          There is no action, suit, investigation, complaint or other proceeding pending against ADV or Beacon or, to the knowledge of ADV and Beacon, threatened against ADV or Beacon or any other person, that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by the Investors of their rights under this Agreement or the performance by any party of its obligations under this Agreement.

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11.           Certain Covenants of ADV. ADV hereby covenants and agrees with the Investors as follows, in each case except as otherwise approved in writing by the Investors:

(a)           Prior to the earlier of the Closing and the termination of this Agreement, ADV shall not, and shall not authorize or permit its affiliates or representatives, directly or indirectly, to:

(i)            solicit, initiate, endorse, encourage or facilitate the making by any person (other than the other parties to the Transaction Agreements) of any acquisition proposal;

(ii)           enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal;

(iii)          execute or enter into any contract constituting or relating to any acquisition proposal, or approve or recommend or propose to approve or recommend any acquisition proposal or any contract constituting or relating to any acquisition proposal (or authorize or resolve to agree to do any of the foregoing actions);

(iv)          make, or in any manner participate in a “solicitation” (as such term is used in the rules of the Securities and Exchange Commission (the “SEC”)) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of the shares of the Company intending to facilitate any acquisition proposal or cause shareholders of the Company not to vote to approve the Proposed Transactions or any other transaction contemplated by the Transaction Agreement; or

(v)           exercise or enforce its rights as a creditor or any right under any agreement or instrument (including the Convertible Note Purchase Agreement, the Exit Payments Agreement, the Note and the Share Pledges) against the Company so as to impede, interfere with, delay, postpone or adversely affect the Proposed Transactions; provided always that, ADV may continue to exercise its rights as a shareholder such as voting rights and rights to dividends, provided further that this Section 11(a)(v) shall no longer apply on the occurrence of any Event of Default (as defined under the Note) and ADV acknowledges that it is not aware of any Event of Default as of the date hereof.

For the purposes of this Section 11(a), “acquisition proposal” means the acquisition that is similar to the transactions contemplated under the Transaction Agreements, or other acquisition of new shares or equity-linked securities of the Company.

(b)            ADV will immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any of the matters described in Section 11(a) above.

12.            Certain Covenants of Investor and Company. For so long as ADV beneficially owns no less than 10% of the Ordinary Shares of the Company, the Company and each Investor hereby covenants and agrees as follows, (A) with respect to the Investor, in each case except as otherwise approved in writing by ADV, such Investor shall not, and shall procure each of its nominee directors (except for the the independent director(s) nominated by Wanda pursuant to clause 2.2 of the Shareholders Agreement) of the Company shall not, propose or recommend or vote in favor of the following matters, and (B) with respect to the Company, in each case except as otherwise approved in writing by ADV, the Company shall not, propose or undertake any of the following matters:

(a)            the voluntary delisting of the Company from NASDAQ by the Company (excluding any involuntary delisting), except in connection with a bona fide privatization transaction, a sale transaction or any other transactions with a similar nature, provided that if the offeror is an Investor or any of its affiliates and such transaction contemplates a non-cash consideration, ADV and its affiliates shall have been offered such non-cash consideration and such offer shall be on terms no less favourable than any offer made to any shareholder of the Company in such transaction;

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(b)            the approval of transactions between the Company or any of its subsidiaries on the one hand, and the Company’s or its subsidiaries’ connected persons on the other hand, provided that ADV’s prior written approval shall not be required for up to an aggregate of RMB30,000,000 in value of related party transactions in any given year where such related party transactions are on arm’s length basis and/or on market terms comparable with similar transactions; and/or

(c)            the issuance of any new securities of the Company at a price below US$2.20 per ADS (or such other price per ADS as may be appropriately adjusted for share splits, share dividends, combinations, recapitalizations and similar events), provided always ADV shall be entitled to notify the parties hereto in writing that this Section 12 shall no longer apply and on such notice, the parties agree that this Section 12 shall be automatically deemed to be deleted in its entirety.

For purposes hereof, “new securities” shall mean any equity securities of the Company issued after the date hereof, except for:

(i)            any equity securities of the Company issued pursuant to any equity incentive, purchase or participation plans for the benefit of any officers, directors, employees or consultants which are duly approved by the board and shareholders of the Company (as applicable);

(ii)            any equity securities of the Company issued in connection with any share split, share dividend, reclassification or other similar event; and

(iii)          any equity securities issued pursuant to the warrant granted to an affiliate of Dr. Zhou Pengwu (“Founder Warrant”) and the warrant granted to Wanda (“Wanda Warrant”) pursuant to the Shareholders Agreement, and the Warrant.

13.            Disclosure. ADV and Beacon hereby authorize the Investors and the Company to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement ADV’s and Beacon’s identity and ownership of the Covered Shares and the nature of ADV’s and Beacon’s obligations under this Agreement provided that prior to any such publication or disclosure, the Investors shall first obtain ADV and/or Beacon’s consent to such publication or disclosure, which consent shall not be unreasonably withheld, conditioned or delayed.

14.            Further Assurances. From time to time, the parties to this Agreement shall take further actions as may reasonably be deemed by each other party to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement and the Proposed Transactions.

15.            Amendment and Modification.

(a)            This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party and otherwise as expressly set forth herein.

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(b)            No provision of any Transcation Agreement, Wanda Warrant or Founder Warrant shall be amended, modified, waived, or terminated without the prior written consent of ADV if such amendment, modification, waiver or termination would result in an adverse effect on the rights or obligations of ADV prior to such action.

16.            Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

17.            Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days’ prior written notice specified to the other parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission. The initial address, email address and facsimile for each party for the purposes of this Agreement are:

if to ADV or Beacon:

c/o ADV Partners Management Pte Ltd
Address: 5 Shenton Way, #13-03 UIC Building, Singapore 068808
Fax: +65 6235 0325
Attn: ADV Operations (Project Cixi)
Email: operations@advpartners.com

if to the Company:

Address: Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, P.R.C. 518053
Telephone: +86 13928620496
Attn: Toby Guanhua Wu
Email : toby@pengai.com.cn

if to the Founders:

Address: Shenzhen Peng Ai Medical Aesthetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong, P.R.C.
Attn: Zhou Pengwu
Email: zhoupengwu@pengai.com.cn

if to the Investors:

Address: 1601B, Humon Land Building, intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong, P.R.C.

Attn: Wu Binhua

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18.            No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

19.            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of Hong Kong, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles.

20.            Dispute Resolution.

(a)           Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules.

(b)           There shall be three (3) arbitrators appointed in accordance with the HKIAC Rules.

(c)           The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this section, including without limitation, the provisions concerning the appointment of the arbitrators, the provisions of this section shall prevail.

(d)           The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(e)           The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong (without regard to principles of conflict of Laws thereunder) and shall not apply any other substantive Law.

(f)         Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(g)          During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

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21.            Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, delegated, transferred, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

22.            Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

23.            Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

24.            Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

25.            Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

26.            No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

27.            Termination. This Agreement shall come into effect from the date hereof, and each party may terminate this Agreement upon the earlier of the following: (a) if Closing does not occur by the Outside Date; and (b) any of the Transaction Agreements is terminated. For the purpose so this Section 27, “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the Proposed Transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to this Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Peak Asia Investment Holdings V Limited

Name:
Title:

Beacon Technology Investment Holdings Limited

Name:
Title:

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) 海南东方捷创投资合伙企业（有限合伙）

Name:
Title:

Australia Wanda International Company Limited

Name:
Title:

[Signature Page to Cooperation Agreement]

IN WITNESS WHEREOF, the parties hereto have caused to be executed or executed this Agreement as of the date first written above.

Aesthetic Medical International Holdings Group Limited

Name:
Title:

Zhou Pengwu (周鹏武)

Ding Wenting (丁文婷)

[Signature Page to Cooperation Agreement]

Exhibit A

FORM OF CONVERSION NOTICE

[●], 2022

To:	Aesthetic Medical International Holdings Group Limited [Address]

Re:	Conversion Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited dated as of September 17, 2020, as amended by the Cooperation Agreement dated [ ] (the “Note”), with an aggregate outstanding principal amount of US$5,000,000. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder, hereby deliver this Conversion Notice pursuant to the Cooperation Agreement and hereby notify the Company of the exercise of the conversion right set forth in Section 4.1 of the Note to convert all of the outstanding principal amount of the Note at the applicable Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$5,000,000.

Conversion Catch-up Amount with respect to the Principal Amount to be converted: Amount as will result in the Holder achieving an IRR in respect of the Principal Amount of 12.5%, compounded annually and calculated from September 17, 2020 up to the Closing (as defined in the Cooperation Agreement).

Total Amount to be Converted: US$5,000,000 plus Conversion Catch-up Amount.

Applicable Conversion Price: [●].

Total Ordinary Shares to be issued upon conversion: Total amount to be converted divided by applicable Conversion Price.

Date of Conversion: the Closing (as defined in the Cooperation Agreement).

Please kindly issue to us such number of Ordinary Shares issuable upon conversion of the Note in accordance with this Conversion Notice and the provisions of Section 4.1 of the Note to the following entity:

Name: Peak Asia Investment Holdings V Limited

Address: [●]

Exhibit A

Exhibit B

FORM OF WARRANT

Exhibit B

Annex C

English Translation of Shareholders’ Agreement

Aesthetic Medical International Holdings Group Limited

And

Seefar Global Holdings Limited

Jubilee Set Investments Limited

Zhou Pengwu

Ding Wenting

And

Peak Asia Investment Holdings V Limited

And

Hawyu (HK) Limited

Australia Wanda International Company Limited

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)

SHAREHOLDERS’ AGREEMENT

Relating to

Aesthetic Medical International Holdings Group Limited

_ _ _, 2022

1

Page

SHAREHOLDERS 'AGREEMENT	3

I. Definitions	4

1.1 Definitions	4
1.2 Interpretation	7

II. Management of the Company	7

2.1 General Obligations	7
2.2 THE BOARD OF DIRECTORS	7
2.3 Board Meetings	8
2.4 Voting Agreement	9
2.5 Senior Management	10

III. RESTRICTION OF SHARE TRANSFER	10

3.1 Lock-up of company shares	10
3.2 Pre-emptive Right	10
3.3 Effect of Breach	11
3.4 Transfer at Law	11
3.5 Illustration	11

IV. ADDITIONAL AGREEMENTS	12

4.1 Business Development	12
4.2 No increase in shareholding	12
4.3 Non-competition	12
4.4 Incentive Plan	14
4.5 Share Warrants	14

V. CONFIDENTIALITY AND RESTRICTION ON DISCLOSURE OF INFORMATION	14

5.1 Confidentiality	14
5.2 Publicity	15
5.3 Non-Disparagement	15

VI. Term and Termination	15

6.1 Effective Date; Termination	15
6.2 Effect of Termination	16

VII. Miscellaneous	16

7.1 Entire Agreement	16
7.2 Governing Laws	16
7.3 Submission to Jurisdiction	16
7.4 Assignment	17
7.5 Amendment	17
7.6 Waiver	17
7.7 Notices	17
7.8 No Third Party Beneficiaries	18
7.9 Enforcement	18
7.10 Rights Cumulative	18
7.11 Joint and Several Liability	18
7.12 Assumptions for Drafting Agreement	18
7.13 Inconsistency	18
7.14 Severability	19
7.15 Counterparts	19
7.16 Facsimile or. pdf Signature	19
7.17 Third Party Rights	19

Schedule 1 Notices	27

Exhibit A BVI1 Warrant

Exhibit B Wanda Warrant

Exhibit C Form of Deed of Adherence

2

SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT (this "Agreement") is made this _ _ _ day of _ _ _, 2022, by and among:

Aesthetic Medical International Holdings Group Limited, an exempted company organized and existing under the laws of the Cayman Islands (the "Company");

Seefar Global Holdings Limited ("BVI1"), a company organized and existing under the laws of the British Virgin Islands;

Jubilee Set Investments Limited ("BVI2", together with BVI1, the "Founder SPVs", and each, a "Founder SPV"), a company organized and existing under the laws of the British Virgin Islands;

Zhou Pengwu ("Dr. Zhou Pengwu"), a PRC citizen (ID Card No.: 360302195410010513);

Ding Wenting ("Ms. Ding Wenting", and collectively with the Founder SPVs and Dr. Zhou Pengwu, the "Founders"), a PRC citizen (ID Card No.: 430302196503071529);

Peak Asia Investment Holdings V Limited ("ADV"), a company organized and existing under the laws of the British Virgin Islands;

Hawyu (HK) Limited (the "Financial Investor"), a company organized and existing under the laws of Hong Kong;

Australia Wanda International Company Limited ("Wanda"), a company organized and existing under the laws of Hong Kong; and

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) ("Jiechuang"), a company organized and existing under the laws of the PRC (together with Wanda, the "Acquirers").

The Company, the Founders, ADV, the Financial Investor and the Acquirers are hereinafter referred to individually as a "Party" and collectively as the "Parties".

Whereas

A.            The Company, the Founders and Wanda have entered into a share purchase agreement (the "Share Purchase Agreement") on the date of this Agreement, pursuant to which the Founder SPVs shall transfer 21,321,962 ordinary shares of the Company to Wanda.

B.            Concurrently with the execution of the Share Purchase Agreement, Jiechuang and the Company have entered into a share subscription agreement (the "Subscription Agreement"), pursuant to which Jiechuang and its specific Affiliates will subscribe for 36,402,570 ordinary shares of the Company.

C.            The Parties have agreed to exercise the affairs of the Group and the respective rights of the Shareholders on the terms and subject to the conditions of this Agreement.

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AGREEMENT

NOW, THEREFORE, the Parties hereby agree as follows:

I. Definitions

1.1 Definitions

"Affiliate" means any enterprise, individual or other entity, which directly or indirectly controls or is controlled by a Party or is under direct or indirect common control of a Party. With respect to ADV, "Affiliate" shall include (i) any direct or indirect shareholder of ADV (the "ADV Shareholder"); (ii) any general partner of ADV or the ADV Shareholder; (iii) the fund manager managing ADV or the ADV Shareholder (and its general partners and management) and other funds managed by such fund manager; and (iv) any trust controlled by or for the benefit of the Persons or Persons referred to in (i), (ii) and (iii).

"Approvals" means any approval, license, permit, authorization, exemption of liability, order, or consent required to be obtained from, or any registration, qualification, designation, declaration, declaration, notice, statement or other communication required to be filed with or delivered to, any Governmental Authority or any other Person, or any waiver of any of the foregoing.

"CIETAC Rules" has the meaning ascribed to it in Section 7.3.

"Assets" means property, and all other property of realizable value and all other assets, properties, benefits, interests and rights (whether such assets, properties, benefits, interests or rights are real, private or the subject of suit) now enjoyed or subsequently enjoyed by a Group Company.

"Board" means the board of directors of the Company.

"Business Day" means a calendar day on which banks are open for business in Beijing, Hong Kong and Cayman Islands, the PRC, other than a Saturday, Sunday or statutory holiday.

"PRC" means the People's Republic of China, for the purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

"Closing" means the closing of the transactions contemplated under the Share Purchase Agreement and the Subscription Agreement.

"Closing Date" means the date and time of the Closing (if the Closing under the Share Purchase Agreement and the Subscription Agreement occur on different dates, the later of the dates).

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"Company Restricted Securities" has the meaning ascribed to it in Section 3.1 (a).

"Competing Business" has the meaning ascribed to it in the Share Purchase Agreement.

"Competitor" has the meaning ascribed to it in the Share Purchase Agreement.

"Contract" means any contract, agreement, arrangement or understanding, whether written or oral.

"Control" of any Person shall mean, with respect to any Person, a Person (or Group of Persons acting in concert), directly or indirectly: (i) holding more than 50% of the shares in issue, equity interests or other equity interests of such Person; (ii) the ability to direct the management and policies of such Person, whether through the ownership of more than 50% of the voting power of such Person, or through the ownership of proxy for more than 50% of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise (including through contractual control).

"Deed of Adherence" means the Deed of Adherence substantially in the form attached hereto as Exhibit C.

"Director" means a director of the Company (including any duly appointed alternate director).

"Encumbrance" means any charge, claim, restriction, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind whatsoever including any restriction on, assignment or other transfer of ownership of any nature whatsoever with respect to the use, quiet enjoyment, voting, transfer, receipt of income or exercise of ownership, whether by way of security or otherwise.

"Equity Securities" means, with respect to any Person, such Person's equity interest, membership interests, partnership interests, registered capital, joint venture or other ownership interest and any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such equity interest, membership interests, partnership interests, registered capital, joint venture or other ownership interest (whether or not derivative securities of such interest are issued by such Person). Unless the context otherwise requires, any reference to "Equity Securities" means Equity Securities of the Company.

"Exercise Period" has the meaning ascribed to it in Section 3.2.

"Founder Transfer Transaction" has the meaning ascribed to it in Section 3.1 (a).

"Governmental Authority" means any national, federal, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body.

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"Group" means the Company and the Subsidiaries generally.

"Group Company" means any company within the Group (including any company controlled by agreement).

"HKIAC" has the meaning ascribed to it in Section 7.3.

"Hong Kong" means the Hong Kong Special Administrative Region of the PRC.

"Law" means any law, regulation, ordinance, statute, rule, code, administrative order, injunction, judgment, decree or order of any Governmental Authority and any securities issuance or trading rules of any relevant stock exchange.

"Legal Requirement" means any federal, state, regional, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law or equity, resolution, ordinance, rule, circular, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, opinion or interpretation issued, enacted, adopted, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

"Liability" means any liability, indebtedness, obligation, expense, cost, claim, loss, damage, deficiency, undertaking or endorsement, whether absolute or contingent, accrued or to become accrued, due or to become due, whether fixed or unfixed, and whether made or asserted, whether direct or indirect.

"Material Terms" has the meaning ascribed to it in Section 3.2 (a).

"Offer Notice" has the meaning ascribed to it in Section 3.2 (a).

"Person" means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority and any successor of any of the foregoing by merger or otherwise.

"Property" means any Property to which any Group Company is now or subsequently entitled.

"Representatives" means, with respect to any Person, such Person's officers, directors, principals, employees, agents, auditors, consultants, investment bankers and other representatives.

"Renminbi" or "RMB" means the lawful currency of the PRC.

"ROFO Offer" has the meaning ascribed to it in Section 3.2 (a).

"Cause of Resignation" has the meaning ascribed to it in Section 2.2 (b).

"Share" means any issued and outstanding shares of the Company.

"Shareholder" means the shareholder (s) of the Company.

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"Transaction Documents" means this Agreement, the Charter Documents, the Share Purchase Agreement, the Subscription Agreement and all agreements and instruments referred to in this Agreement or in the agreements and instruments referred to in this Agreement to which any Group Company is or will be a party.

"Transfer Restricted Period" has the meaning ascribed to it in Section 3.1 (a).

"U.S. Dollar" or "USD" or "US $" or "$" means the lawful currency of the United States of America.

1.2 Interpretation

a.	The headings used in this Agreement for the ease of reference only and shall not in any event affect the meaning or interpretation of this Agreement.

b.	"Including" and similar expressions are without limitation, and shall be construed as "including without limitation".

c.	Each appendix and schedule shall constitute an integral part of this Agreement, and any reference to this Agreement shall include its appendices.

d.	Unless the context otherwise requires, any reference to a statutory provision shall include subsequent amendments, changes, additions or re-enactments from time to time.

II. Management of the Company

2.1 General Obligations

From the date of this Agreement, each of the Shareholders shall vote according to the votes conferred by its shares at any regular or extraordinary general meeting of the shareholders in accordance with the charter documents and subject to the specific terms and provisions of this Agreement and shall take all other actions to implement this Agreement and the other Transaction Documents.

2.2 The Board of Directors

(a)            Number and Composition of the Board of Directors. The number of directors shall constitute the Board of Directors shall be no more than eleven (11) persons. Specifically, (i) Jiechuang shall have the right to designate, appoint, remove from the office, replace and reappoint four (4) directors; (ii) Wanda shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (iii) the Financial Investor shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director; (iv) (A) if the Founders hold in the aggregate no less than five percent (5%) of the issued shares of the Company, BVI1 shall have the right to designate, appoint, remove from the office, replace and reappoint two (2) directors; (B) if the Founders and their Affiliates hold in the aggregate no less than two percent (2%) but less than five percent (5%) of the issued shares of the Company, BVI1 shall have the right to designate, appoint, remove from the office, replace and reappoint one (1) director (for the avoidance of doubt, BVI1 shall not have the right to appoint a director in any other circumstances); and (v) if ADV and/or its Affiliates hold no less than ten percent (10%) of the issued shares of the Company, it shall have the right (but not the obligation) to designate, appoint, appoint, remove from the office, replace and reappoint up to two (2) directors. The Directors appointed by Jiechuang shall include at least one (1) independent director, the Directors appointed by Wanda shall include at least one (1) independent director, and the Directors appointed by ADV shall include at least one (1) independent director, so as to satisfy the requirements for directors on the U.S. NASDAQ Stock Exchange of "independency". For the avoidance of doubt, any employee of ADV or its Affiliates can serve as the one (1) independent director appointed by ADV.

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(b)            Resignation and Removal of Directors: if a Director fails to satisfy the condition that the shareholders hold the relevant outstanding shares of the Company as specified in Section 2.2 (a), or is otherwise no longer suitable to act as a Director ("Cause of Resignation"), such Director shall submit his or her written resignation to the Company within five (5) Business Days after the occurrence of such resignation. In addition, a Director shall only be removed by the shareholder who appointed such Director at any time with or without cause upon written notice to the Board of Directors. However, any Director shall be removable by the Board of Directors in cases of fraud, gross negligence or gross fault, breach of his duties as a Director or where the Director no longer satisfies the condition that the shareholders hold the corresponding issued shares under Section 2.2 (a), and does not give his resignation within a prescribed period of time.

(c)            Indemnification and Insurance: The Company shall purchase and maintain D&O liability insurance policies for the Directors, in an amount and with companies satisfactory to the Board. The charter documents of the Company shall at all times provide that the Company shall indemnify each Director against all claims and liabilities incurred by him by reason of the exercise of any powers or the performance of any duties in his capacity as a Director to the fullest extent permitted by the laws of the Cayman Islands.

(d)            Chairman of the Board: The Board shall have two (2) co-chairmen, one of whom shall be the Executive Chairman who shall be the Director appointed by the Acquirers, and the other of whom shall be the Non-executive Chairman and shall be Dr. Zhou Pengwu. The Executive Chairman shall take full charge of the Company's daily management and business operation, while the Non-executive Chairman shall take charge of cultural affairs such as the dissemination of core values and shall not participate in any actual daily management and business operation of the Company.

2.3 Board Meetings

(a) Frequency and Place: Meetings of the Board of Directors shall be held as often as necessary for the efficient conduct of the business of the Company, but in any event no less than one (1) time each quarter at the time and place and in the manner set forth in the charter documents of the Company.

(b) Notice: A meeting of the Directors may be called by the Executive Chairman or by any five (5) Directors upon written notice to the Executive Chairman (or all the other Directors) specifying the date, time and agenda of the meeting in reasonable details. Upon receipt of such notice, the Executive Chairman shall forthwith forward such notice to all Directors at such address as each Director may from time to time notify in writing to the Company, together with an agenda specifying in reasonable details the matters to be discussed at such meeting and copies of all documents relevant to the meeting; provided, however, that if a reply confirming receipt by the Directors by email has not been received by the Company within one (1) day (excluding automated replies), such notice, agenda and documents shall be sent by registered mail or facsimile at the end of that day. Any notice shall be given to all Directors at least three (3) Business Days in advance of a meeting of the Board of Directors; provided, however, that the foregoing notice for a meeting of the Board of Directors may be shortened upon unanimous written consent by all the Directors.

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(c) Quorum: A quorum for all meetings of the Board of Directors shall be at least six (6) Directors. Notwithstanding the foregoing, if a quorum is not present within one (1) hour from the time appointed for the Board meeting, such meeting shall be adjourned to a later date. If the required quorum is not present for a meeting held at such later date, the Directors present at such meeting shall constitute a quorum for purposes of the meeting.

(d) Voting: Each Director shall have one vote at any meeting of the Board of Directors. Any Director may, by written notice to the Company, authorize one (1) representative to attend any meeting of the Board of Directors and vote by proxy at such meeting. The Board of Directors shall not at any meeting adopt a resolution with respect to any matter that is not listed on the agenda for such meeting unless all Directors attend the meeting and vote in favor of the resolution in question. All matters decided at a Board meeting shall be decided by a simple majority vote of the Directors present at a duly convened meeting of the Board of Directors.

(e) Participation in meetings: Directors may participate in a Board meeting via telephone or video conference, and participation in a Board meeting by such means shall constitute presence at the meeting for the purpose of quorum.

(f) Expenses: None of the Directors shall be compensated, but upon approval by the Board, the Company shall reimburse each such Director for all reasonable out-of-pocket expenses, costs and expenses incurred in connection with the performance of his or her duties, including all reasonable travel and lodging expenses.

(g) Action by Written Consent: Any action to be taken by the Directors at a meeting may be taken by a written resolution signed by all of the Directors.

2.4 Voting Agreement

For each election of Directors, each Shareholder shall vote at each meeting of the Shareholders or give written consents in lieu of any meeting, so that (i) the size of the Board shall remain eleven (11) Directors, (ii) the members of the Board appointed by the Shareholders entitled to designate Directors as set forth in Section 2.2 (a) shall be elected and removed, and (iii) no nominee who is not described in Section 2.2 (a) shall be elected. Each person holding voting power of the Company agrees to always vote at the meeting of the Shareholders (or give written consents in lieu of a meeting of the Shareholders) their respective voting power in support of the foregoing. In the case of (i), for the avoidance of doubt, the obligation of ADV shall be limited to not voting in favor of any resolution at any Board meeting that would increase the number of Directors to more than eleven (11).

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2.5 Senior Management

The Executive Chairman shall have the right to nominate, and the Board shall have the right to appoint, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer, the Chief Medical Officer and the other senior management members of the Group, provided that each such member of senior management shall be performing his or her duties properly and meeting the performance targets prescribed by the Board. Such members of senior management shall have the customary duties and responsibilities commensurate with their respective positions and will be subject to approval and removal by the Board.

III. RESTRICTION OF SHARE TRANSFER

3.1 Lock-up of company shares

(a) For a period of twelve (12) months after the Closing Date (the "Transfer Restricted Period"), unless approved by the Board and satisfied the provisions of Section 3.1 (b), none of the Founders or their Affiliates shall (i) directly or indirectly assign, donate, pledge, sell, create a trust (other than a trust for the purpose of passing on family wealth which is for the benefit of Dr. Zhou Pengwu or his immediate family), contract to sell, sell any option, purchase any option to sell, grant any option to purchase, or warrant to purchase, encumber or otherwise transfer or dispose of, whether or not equity securities of the Company then held by it (collectively, the "Company Restricted Securities"), or (ii) publicly disclose any intention to make any offer, sale, pledge or disposition of any of the Company Restricted Securities, or (iii) enter into any swap or other agreement to transfer, in whole or in part, the economic interests based on ownership of the Company Restricted Securities (the "Founder Transfer Transaction").

(b) After the Closing Date, unless approved by the Board, none of the Founders or their Affiliates shall directly or indirectly assign, donate, pledge, sell, create a trust for, contract to sell, sell any option to sell, purchase any option to sell, grant any option to purchase, or warrant to encumber or otherwise transfer or dispose of the Company Restricted Securities held by it to any Person engaged in cosmetic medicine services (i.e., providing cosmetic surgical medical, microplastic surgery or energy-based skin therapy services) in Greater China (including Mainland China, Hong Kong, the Macau Special Administrative Region and Taiwan) and its controlling shareholder and actual controller.

(c) After the Closing Date, ADV shall not, without the prior written consent of the other Parties, directly or indirectly assign, gift, pledge, sell, entrust, contract to sell, sell any option, grant any option to purchase, encumber or otherwise transfer or dispose of the Company's Restricted Securities, in excess of ten percent (10%) of the outstanding shares of the Company, to any Person engaged in cosmetic medicine services (i.e., providing cosmetic surgical medicine, microplastic surgery or energy-based skin therapy services) in Greater China (including Mainland China, Hong Kong, the Macau Special Administrative Region and Taiwan) and such Person's controlling shareholders and actual controllers.

3.2 Pre-emptive Right

(a) At any time after the execution of this Agreement, if the Founders or their Affiliates desire to enter into any potential Founder Transfer Transaction (except that open-market sales other than Bulk Transactions shall not be subject to this Section 3.2), they shall first provide the Acquirers with a written notice of their desire to enter into a Founder Transfer Transaction (the "Offer Notice") and the material commercial and other terms and conditions of such offer (the "Material Terms"), including, but not limited to, the list of material terms required and the initial draft of the definitive transaction documents. Each Offer Notice constitutes an offer by the Founders to enter into an agreement with the Acquirers on the Material Terms (the "ROFO Offer").

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(b) The Acquirers may, prior to the expiration of seven (7) Business Days after the Acquirers’ receipt of the Offer Notice (the "Exercise Period"), accept the ROFO Offer by delivery of a written Acceptance Notice (containing the Material Terms) to the Founders; provided, however, that the Acquirers shall not be required to accept any non-financially and unsatisfiable terms or conditions contained in any Material Terms.

(c) If the Acquirers have not accepted the ROFO Offer prior to the expiration of the Exercise Period and the Founders and their Affiliates have complied with all the provisions of this Section 3.2, then at any time within one hundred and twenty (120) days after the expiration of the Exercise Period, the Founders and their Affiliates may consummate the Founder Transfer Transaction with a third party on the material terms which are same as or more favorable to the Founders and their Affiliates than those contained in the Offer Notice. If such Founder Transfer Transaction is not consummated within such one hundred and twenty (120) days, the terms and conditions of this Section 3.2 will apply again. The Founders shall not enter into any Founder Transfer Transaction unless the Acquirers are entitled to the pre-emptive right pursuant to the terms and conditions of this Section 3.2.

3.3 Effect of Breach

Any attempted Transfer of any equity interests of the Company in violation of this Article III shall be null and void ab initio, and the Company shall not register or recognize any such Transfer.

3.4 Transfer at Law

Notwithstanding any other provision of this Agreement, no Transfer may be made pursuant to this Article III unless (a) the Transferee agrees in writing to be bound by the terms and conditions of this Agreement pursuant to a Deed of Adherence substantially in the form of Exhibit C hereto and (b) the Transfer complies in all respects with other applicable provisions of this Agreement, the charter documents and applicable laws.

3.5 Illustration

If a certificate of corporate securities is issued to any shareholder, each certificate of corporate securities shall contain, in addition to any other statement required to be contained therein, a legend stating substantially the same as the following form: "This security is bound by the Shareholders’ Agreement dated ___________, 2022, as amended from time to time, a copy of which is on file with the issuer of this security. This security may not be transferred by vote or offer, sale, pledge or otherwise unless and until the terms and conditions of such Shareholders’ Agreement have been fully complied with."

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IV. ADDITIONAL AGREEMENTS

4.1 Business Development

The Company and Dr. Zhou Pengwu agree that, after the Closing Date, subject to the fiduciary obligations of the Board of Directors of the Company, the Company will invest RMB 4 million and Mr. Zhou Xichun will invest RMB 3 million to establish a joint venture clinic controlled by the Company (located at Room 1202, Unit 2, Building B, Wisdom Plaza, OCT Area, Nanshan District, Shenzhen) with the assistance of Dr. Zhou Pengwu and Ms. Ding Wenting. Except for the Company's initial investment of four million RMB, the Company has no obligation or liability to continue to invest in the Clinic or provide any funds (including without limitation equity or debt financing, other forms of subsidies or working capital). If the Clinic makes profits, it shall distribute dividends on an annual basis; (i) the proportion of dividends shall not be higher than 70% of the profits available for distribution provided that the accumulated dividends do not exceed RMB7 million and the normal operation of the Clinic is guaranteed; (ii) the proportion of dividends shall not be higher than 60% of the profits available for distribution provided that the accumulated dividends have exceeded RMB7 million and the normal operation of the Clinic is guaranteed; if the Clinic records losses for two (2) consecutive fiscal years, the Clinic shall cease operation. Mr. Zhou Xichun and Dr. Zhou Pengwu shall be jointly in charge of the operation and management of the human resources, finance and property of the Clinic in compliance with the operation and management policies at the group level.

4.2 No increase in shareholding

From the execution of this Agreement until the Acquirers no longer hold any equity interest in the Company, unless the Acquirers consent in writing, none of the Founders and their Affiliates shall, directly or indirectly or by assisting to make, seek, propose or participate in any way, whether public or not, any investment (including purchase of increased equity securities), acquisition, business combination, reorganization, liquidation, dissolution in any Group Company, or otherwise act alone or in concert with others, that seeks to control or influence the management, decisions or corporate governance of any Group Company.

4.3 Non-competition

(a) For three (3) years after the execution of this Agreement, Dr. Zhou Pengwu and Ms. Ding Wenting shall not, and shall procure their Affiliates not to, directly or indirectly through any person or contractual arrangements:

(i)	Provide, carry on or engage in any Competing Business in the PRC, Hong Kong and Singapore or anywhere else, except to the extent agreed to carry on such Competing Business through the Group Companies in accordance with this Agreement, the Assignment Agreements or other written agreements, or when exercising its management, executive or supervisory functions, be associated with any Competitor in any manner to own, operate, join, control, render financial assistance to, obtain any financial benefit from, exercise any influence with, participate in, provide services or advice to or permit any of its officers or employees to act as an officer, employee, partner, member, shareholder or consultant of such Competitor or otherwise;

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(ii)	Solicit or seek business from any customer (here, a customer means any Person to whom a Group Company is, or has been within twenty-four (24) months prior to the Closing, provided products or services), direct business from any customer to any Person, or be paid any commission upon sales of business received by any Person from any customer; or

(iii)	Disparage the Financial Investor and the Acquirers or any of their Affiliates in any manner that might adversely affect the goodwill, reputation or business relationship of the Financial Investor and the Acquirers or any of their Affiliates (with the public or with any of its customers, suppliers or employees).

(b) For twenty-four (24) months after the execution of this Agreement, Dr. Zhou Pengwu and Ms. Ding Wenting shall not, and shall procure their Affiliates not to, directly or indirectly, solicit, recruit or hire through any person or contractual arrangements, any Financial Investor, Acquiror or employee of the Group Companies (including directors, officers and employees and persons acting under any management, service, consulting, distribution, dealer or similar Contract relating to the Group Companies, the Financial Investor or Acquiror); provided, however, that the foregoing shall not prohibit (i) headhunters from using general advertisements to the public generally, general advertisements not specifically directed at the Financial Investor, Acquirers or employees of the Group Companies, or (ii) Dr. Zhou Pengwu, Ms. Ding Wenting or any of their Affiliates from soliciting, recruiting or hiring any employee of the Group Companies, the Financial Investor, Acquirers or their Affiliates whose employment or engagement has ceased for at least twelve (12) months through any person or contractual arrangements.

(c) Dr. Zhou Pengwu and Ms. Ding Wenting acknowledge that the covenants set forth in this Section 4.3 (a) are an essential part of this Agreement and that any breach of any provision of this Section 4.3 (a) by Dr. Zhou Pengwu or Ms. Ding Wenting would cause irreparable harm to the Financial Investor and the Acquirers. Dr. Zhou Pengwu and Ms. Ding Wenting acknowledge that in the event of such breach, the Financial Investor and the Acquirers shall be entitled to equitable relief, including injunctive relief, equitable compensation or relief for all income, profits or other benefits arising therefrom and other damages as appropriate, in addition to all other remedies available under law. Dr. Zhou Pengwu and Ms. Ding Wenting have independently consulted with their legal counsel and after such consultation agree that the covenants set forth in this Section 4.3 (a) are reasonable and appropriate for the protection of the legitimate interests of the Financial Investor and the Acquirers.

(d) If a court with jurisdiction holds that the nature, duration or geographical scope of the provisions of this Section 4.3 (a) are unreasonable, it is the intention and agreement of the Parties that the court shall construe such provisions only in such manner as to be reasonable in the light of the circumstances and necessary to protect the interests of the Financial Investor and the Acquirers hereunder. If a court refuses in any judicial proceeding to enforce the individual provisions under this Section 4.3 (a) on the ground that all of the individual provisions under this Section 4.3 (a), taken as a whole, exceeds the scope necessary to assure to the Financial Investor and the Acquirers the intended benefits of this Agreement, it is hereby expressly understood and agreed that if particular provisions of this Agreement are deleted, it will be permissible for the enforcement of the remaining individual provisions in such proceeding and, for purposes of such proceeding, those provisions shall be deemed to be deleted from this Agreement.

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4.4 Incentive Plan

The Parties agree and acknowledge that (a) following the Closing, the Company shall have the right to establish new share incentive plan(s) in addition to the existing share incentive plan(s) for the purpose of providing incentives to the officers, directors, consultants and employees of the Company or for other reasonable business purposes, whereby up to 6,000,000 Ordinary Shares of the Company of options, restricted shares or other types of share incentives may be reserved, authorized and issued, and (b) it will take all necessary actions in support of the approval, establishment and implementation of such new share incentive plan(s).

4.5 Warrants

The Company agrees that on the Closing Date, the Company shall grant to BVI1 the BVI1 Warrant as set forth in Exhibit A hereto, and to Wanda the Wanda Warrant as set forth in Exhibit B hereto.

V. CONFIDENTIALITY AND RESTRICTIONS ON DISCLOSURE OF INFORMATION

5.1 Confidentiality

Each of the Parties acknowledges that the success of the Business after Closing depends upon the continued confidentiality of certain information held by such Party and that the continued confidentiality of the information held by such Party is an essential condition of the sale and purchase between the Parties and that, but for this Section 5.1, the other Parties would not enter into this Agreement. Therefore, each Party hereby agrees with the other Party that, without the prior written consent of the other Parties, such Party, its Affiliates and their Representatives and the Representatives of its Affiliates shall not, and shall procure that its Affiliates and such Representatives do not, on or after the Closing Date, directly or indirectly, disclose or use any information related to the terms of the Business or the Transaction Documents and any other documents to be entered into pursuant to this Agreement as well as information regarding the identity of the Parties and their respective Affiliates, without the prior written consent of the other Parties; provided, however, that nothing in this Section 5.1 shall prohibit: (a) disclosure or use of general information available or known to the public (other than as a result of a disclosure made in breach of this Agreement), (b) disclosure by a Party to its Representatives or to the Representatives of its Affiliates on a need-to-know basis, provided that such Representatives are bound by confidentiality obligations or professional standards with respect to the information disclosed to such Party, (c) disclosure required by any applicable Law (in which case the Party required to make such disclosure shall, to the extent legally permitted and feasible, provide the other Parties with an opportunity to review and comment on such disclosure prior to such disclosure), (d) disclosure by a limited partner (or potential limited partner) of any fund (including any co-investment fund) advised by any Financial Investor or an Affiliate of the Acquirers (including, in the case of ADV: (i) any of its Affiliates and their respective existing or potential general or limited partners, members, managers, co-investors or funding entities or persons; or (ii) bona fide direct or indirect existing or potential securities investors or acquirers of the Group) on a confidential basis, (e) any disclosure by a Financial Investor and the Acquirers in connection with the transactions provided for in this Agreement or proposed transactions or proposed exit, provided that the receiving Person is bound by confidentiality obligations or professional standards with respect to the information disclosed to such Person, or (f) to keep copies of records or make disclosure in connection with the enforcement of any right or remedy in connection with this Agreement or the Transactions. Each Party agrees that it shall be responsible for any violation or breach of this Section 5.1 by its Affiliates or their Representatives or Representatives of its Affiliates.

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5.2 Publicity

None of the Parties will make any public announcement or disclosure (including any general statement to employees, customers or suppliers) in respect of this Agreement or the Transactions without the prior written consent of the Founders, the Financial Investor and the Acquirers; provided, however, that the provisions of this Section 5.2 shall not prevent (i) any disclosure required pursuant to any applicable legal requirement (in which case the disclosing Party shall, to the extent legally permitted and practicable, provide the other Parties with an opportunity to review and comment on such disclosure prior to such disclosure) or (ii) any disclosure made in connection with enforcing any right or remedy in respect of this Agreement or the Transactions.

5.3 Non-Disparagement

After the execution of this Agreement, none of the Founders shall directly or indirectly make any statements or representations in writing, orally or otherwise, or take any action whatsoever, which may directly or indirectly disparage the Company, the Financial Investor, the Acquirers and any of the Group Companies or the Financial Investor, the Acquirers and their Affiliates or their respective officers, directors, employees, consultants, businesses or reputations.

VI. Term and Termination

6.1 Effective Date; Termination

(a) This Agreement shall be effective as of the Closing Date and shall terminate on the earlier of (1) with respect to any Shareholder, the date on which such Shareholder no longer holds any securities; or (2) any date agreed upon in writing by the Parties.

(b) With respect to ADV, if ADV holds less than ten percent (10%) of the outstanding shares of the Company, it shall have the right to terminate this Agreement unilaterally. Notwithstanding any other provision contained in this Agreement, each of the Parties irrevocably agrees that in the event of any unilateral termination of this Agreement due to ADV giving of notice to the Parties in accordance with this clause and Section 7.7, this Agreement shall immediately be void as regards ADV from the date of such notice of termination.

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6.2 Effect of Termination

In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, except as set forth in this Section 6, Section 5 (Confidentiality and Restrictions on Disclosure of Information) and Section 7 (Miscellaneous). However, unless otherwise agreed by the Parties, such termination shall be without prejudice to the rights of any Party in respect of any breach occurred prior to such termination.

VII. Miscellaneous

7.1 Entire Agreement

The provisions of this Agreement and the other Transaction Documents, including the Exhibits, Schedules and Annexes hereto, set forth the entire agreement and understanding of the Parties relating to the subject matter of this Agreement and supersede all prior oral or written agreements and all other communications between the Parties relating to the matters dealt with herein.

7.2 Governing Laws

This Agreement (including the submission to jurisdiction clause under Section 7.2) and all disputes arising out of or in connection with the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

7.3 Submission to Jurisdiction

(a) Each Party irrevocably agrees that any dispute, controversy, difference or claim arising out of or relating to this Contract, including the existence, validity, interpretation, performance, breach or termination thereof or any non-contractual dispute arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("HKIAC") under the HKIAC Administered Arbitration Rules (the "Arbitration Rules") in force when the notice of arbitration is submitted.

(b) The arbitration tribunal shall consist of three (3) arbitrators appointed in accordance with the Arbitration Rules.

(c) The arbitration proceedings shall be conducted in English. In the event of any discrepancy or conflict between the Arbitration Rules and Section 7.3, including, without limitation, the appointment of the arbitrators, this Section shall prevail.

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(d) The award rendered by the arbitration tribunal in such arbitration shall be final and binding upon the Parties. Any Party may apply to any court of competent jurisdiction for enforcement of the arbitral award or an order of validation.

(e)The arbitration tribunal shall decide a dispute arising between the Parties strictly in accordance with the laws of Hong Kong without regard to principles of conflict of laws thereof but shall not consider any other substantive law.

(f) Pending the constitution of the arbitration tribunal, any Party to the dispute shall be entitled, if possible, to seek preliminary injunctive relief from any court of competent jurisdiction.

(g) During the course of the arbitration tribunal's adjudication of the dispute, each Party shall continue to perform its obligations and other provisions of this Agreement except for the part under dispute and under adjudication.

7.4 Assignment

This Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors of the Parties. No rights are conferred upon any Person other than the Parties and their respective successors. No Party shall assign this Agreement or any of its rights or obligations hereunder to any Person without the prior written consent of the other Parties; provided, however, that a Party may assign its rights and obligations under this Agreement to any Person to whom any of its shares are transferred in accordance with the terms of this Agreement without the consent of any other Parties. Any attempted assignment of this Agreement in violation of this Section 7.4 shall be void.

7.5 Amendment

No change to the terms of this Agreement shall be effective unless made in writing and signed by all of the Parties.

7.6 Waiver

Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver of such right. Any single or partial exercise of any right under this Agreement by any Party shall not preclude any other or further exercise of such right or any other rights.

7.7 Notices

All notices, requests and other communications under this Agreement shall be in English and in writing and shall be given at the addresses, facsimile or email shown on Schedule 1 to this Agreement (or such other address, facsimile or email as may be designated in writing by the Party to receive the notice five (5) Business Days in advance). Notices, demands and other communications given by letter between countries shall all be sent by airmail.

Notices, demands and other communications shall be deemed to have been served at the following times: (i) if delivered by hand, upon obtaining proof of delivery by the sender; (ii) if delivered by mail within the same country, on the third (3rd) Business Day following the date of mailing, and if delivered to another country, on the seventh (7th) Business Day following the date of mailing; (iii) if delivered by facsimile, upon transmission and receipt of a transmission report recorded by the sender's facsimile machine; and (iv) if delivered by email, upon dispatch.

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7.8 No Third Party Beneficiaries

Except for the provisions of Article VII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties, their respective successors and permitted assigns, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

7.9 Enforcement

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to enforcement of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled under law.

7.10 Rights Cumulation

Each and all of the various rights, powers and remedies of a Party will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.

7.11 Joint and Several Liability

Dr. Zhou Pengwu and BVI1 shall be jointly and severally liable to each other in respect of their respective liabilities hereunder; Ms. Ding Wenting and BVI2 shall be jointly and severally liable to each other in respect of their respective liabilities hereunder. Nevertheless, neither Dr. Zhou Pengwu nor Ms. Ding Wenting shall be jointly or severally liable for the indemnification or compensation obligations of each other.

7.12 Assumptions for Drafting Agreement

Regardless of which Party is responsible for the drafting of this Agreement, this Agreement shall be fairly interpreted as between the Parties.

7.13 Inconsistency

In the event of any inconsistency between the provisions of this Agreement and the charter documents of the Company or the charter documents of any other Group Company, the Shareholders shall comply with the provisions of this Agreement, and to the extent permitted by applicable Laws, the Shareholders shall procure that the charter documents of the Company and the charter documents of any other Group Company be amended in a timely manner so that they are consistent with this Agreement.

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7.14 Severability

If any provision of this Agreement is held to be invalid or unenforceable, the Parties agree to enforce such provision to the fullest extent permissible so as to achieve the intent of the Parties and the validity, legality or enforceability of the remaining provisions of this Agreement shall not be impaired in any respect thereby. To the extent necessary, the Parties shall negotiate in good faith to amend this Agreement to reach the intent of the Parties by replacing the unenforceable provision with an enforceable provision that most closely reflects the intent of the Parties. If this Agreement cannot be enforced against any Party, it shall not affect the enforceability of this Agreement between the other Parties.

7.15 Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

7.16 Facsimile or. pdf Signature

This Agreement may be executed by facsimile or. pdf signatures which shall constitute all the original counterparts.

7.17 Third Party Rights

Any person or entity which is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement.

[The remainder of this page is intentionally left blank and the remainder of this page is the signature page for this Agreement]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

Name:

Title:

Signature Page to the Shareholders' Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seefar Global Holdings Limited

Name:

Title:

Jubilee Set Investments Limited

Name:

Title:

Signature Page to the Shareholders' Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Zhou Pengwu

Ding Wenting

Signature Page to the Shareholders' Agreement

22

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Peak Asia Investment Holdings V Limited

Name:

Title:

Signature Page to the Shareholders' Agreement

23

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Hawyu (HK) Limited

Name:

Title:

Signature Page to the Shareholders' Agreement

24

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Australia Wanda International Company Limited

Name:

Title:

Signature Page to the Shareholders' Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)

Name:

Title:

Signature Page to the Shareholders' Agreement

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Schedule 1 Notices

For the notice purpose of this Agreement, the relevant information of the Parties is as follows:

If to the Company:

Attention: Wu Guanhua

Postal code: 518054

Address: Finance Department, 3/F, Shenzhen Peng'ai Medical & Cosmetic Hospital, No.1122 Nanshan Avenue, Nanshan District, Shenzhen

If to the Founder:

Attention: Zhou Pengwu

Postal code: 518054

Address: Shenzhen Peng'ai Medical & Cosmetic Hospital, No.1122 Nanshan Avenue, Nanshan District, Shenzhen

If to ADV:

Attention: ADV Operations (Project Cixi)

Address: c/o ADV Partners Management Pte Ltd, 5 Shenton Way, # 13-03 UIC Building, Singapore 068808

Email: operations@advpartners.com

If to the Financial Investor:

Attention: Huang Xiaolan

Postal code: 515041

Address: Lafang Building, No. 13, Longjiang Road, Wanji Industrial Park, Longhu District, Shantou, Guangdong Province

If to the Acquirers:

Attention: Wu Binhua

Address: 1601B, Hengbang Land Building, Intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province

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Exhibit A

BVI1 Warrant

Schedule A

Exhibit B

Wanda Warrant

Schedule B

Exhibit C

FORM OF DEED OF ADHERENCE

THIS DEED OF ADHERENCE is made on [•] by and between:

(1) Aesthetic Medical International Holdings Group Limited, an exempted company organized and existing under the laws of the Cayman Islands, with its registered address at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (the "Company"); and

(2) [Name of New Shareholder], a company organized and existing under the laws of [jurisdiction of incorporation], whose registered address is at [•] (the "New Shareholder").

Statement of Facts:

(A) On [•], 2022, the Company and its Shareholders entered into a Shareholders’ Agreement (the "Shareholders’ Agreement"), the form of this Deed of Adherence is attached as Exhibit B to the Shareholders’ Agreement.

(B) The New Shareholder wishes that [•] (the "Original Shareholder") has [allocated/transferred to him/her/it] [•] shares in the capital of the Company (the "Shares") and pursuant to Section 3.4 of the Shareholders’ Agreement, has agreed to enter into this Deed of Adherence.

(C) The Company is entering into this Deed of Adherence on behalf of itself and as agent for all the existing Shareholders of the Company.

NOW THIS DEED OF ADHERENCE WITNESSETH as follows:

1. Interpretation. In this Deed of Adherence, unless the context otherwise requires, all words and expressions defined in the Shareholders’ Agreement shall have the same meanings when used herein.

2. Covenants. The New Shareholder as agent and trustee for all other persons who are or may hereafter become bound by the Shareholders’ Agreement, hereby covenants with the Company that it will abide by and be bound by all the liabilities, burdens and obligations of a shareholder holding shares of a class common with the Shares pursuant to the Shareholders’ Agreement and all documents expressed in writing to be supplemental or ancillary to the Shareholders’ Agreement as if the New Shareholder had been an original party to the Shareholders’ Agreement from the date hereof.

3. Enforceability. Each of the Existing Shareholders and the Company shall be entitled to enforce the Shareholders’ Agreement against the New Shareholder, and the New Shareholder shall in any event be entitled to all of the rights and benefits of the Original Shareholder (other than those that are not assignable) under the Shareholders’ Agreement, as if the New Shareholder had been an original party to the Shareholders’ Agreement from the date hereof.

4. Governing Law. This Deed of Adherence shall be governed by and construed in accordance with the laws of Hong Kong.

ANNEX C

IN WITNESS WHEREOF this Deed of Adherence has been executed as a Deed of Adherence the day and year first above written.

MEDICAL U.S. INTERNATIONAL HOLDINGS GROUP, INC.

Medical U.S. International Holdings Group, Inc.)

Duly authorised for and on behalf of [])

Medical U.S. International Holdings Group, Inc.)

In the name of (in the form of)

SIGNED, SEALED AND DELIVERED)

Witness:

[Name of New Shareholder]

[New Shareholder]	)
Duly authorised for and on behalf of []	)
In the name of) [New Shareholder]	)
SIGNED, SEALED AND DELIVERED))
Witness:	)

ANNEX C

Annex D

Warrant for the Purchase of Shares of the Company to Seefar Global Holdings Limited

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), UNDER THE LAWS OF THE CAYMAN ISLANDS, OR UNDER ANY OTHER SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND OTHER APPLICABLE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDER SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

WARRANT TO PURCHASE ORDINARY SHARES
OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Warrant (the “Warrant”), dated as of _____________, 2022 (the “Effective Date”), is issued to Seefar Global Holdings Limited (the “Holder”), by Aesthetic Medical International Holdings Group Limited, an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”).

1.	Purchase of Shares.

The Company hereby grants the Holder the right to purchase from the Company 4,655,386 Ordinary Shares (as defined in the Restated Articles) of the Company (the “Warrant Shares”), among which 1,956,516 Ordinary Shares shall be exercisable at any time after the Effective Date whereas 2,698,870 Ordinary Shares shall be exercisable at any time after the first (1st) anniversary of the Effective Date, subject to adjustment and change as provided herein and the Fourth Amended and Restated Memorandum of Association of the Company, as amended and/or restated from time to time (the “Restated Articles”).

2.	Exercise Price.

The per share purchase price for the Warrant Shares (the “Exercise Price”) shall be US$0.001 per ordinary share, as adjusted from time to time as provided herein and the Restated Articles. The aggregate exercise price for the Warrant Shares is US$4,655.39.

3.	Exercise Period.

Among the Warrant Shares, 1,956,516 Ordinary Shares shall be exercisable at any time after the Effective Date whereas 2,698,870 Ordinary Shares shall be exercisable at any time after the first (1st) anniversary of the Effective Date.

4.	Reservation of Shares.

The Company shall at all times reserve and keep available for issuance and delivery upon exercise of this Warrant such number of Ordinary Shares, and for issuance and delivery upon conversion of the Warrant Shares, such number of Ordinary Shares of the Company. All such shares shall be duly authorized, and when issued upon such exercise or conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Act or this Warrant or, the Restated Articles, or the shareholders agreement of the Company (as applicable).

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5.	Method of Exercise.

5.1              While this Warrant remains outstanding and exercisable in accordance with Section 1 above, the Holder may at any time exercise in whole (but not in part) the purchase rights evidenced hereby with respect to the Warrant Shares (but not a fraction of a share) pursuant to the terms and conditions hereunder.

5.2              The Company agrees that the Warrant Shares to be purchased pursuant to this Warrant shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised, provided that the Purchase Price is fully paid or deemed fully paid. Such exercise shall be effected by the delivery of the Warrant, together with a duly executed copy of Notice of Exercise in the form attached hereto as Exhibit I, to the Company.

6.	Actions to Be Taken by Company upon Exercise of Warrant.

Upon the exercise of the purchase rights evidenced by this Warrant pursuant to Section 4 above, the Company shall deliver to the Holder a copy of the register of members of the Company reflecting the issued Warrant Shares hereunder, duly certified by the provider of the registered office of the Company, and shall issue one or more certificates for the number of the Warrant Shares as soon as practicable thereafter (with appropriate restrictive legends, if applicable).

7.	Adjustment of Exercise Price and Number of Shares.

The number of Ordinary Shares (or any shares or other securities at the time issuable upon exercise of this Warrant) purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

7.1              Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be (i) subdivided (by share dividend, share split, or otherwise), into a greater number of Ordinary Shares; or (ii) shall be combined or consolidated, by reclassification or otherwise into a lesser number of Ordinary shares, the Exercise Price of this Warrant and the number of Warrant Shares issuable upon exercise of this Warrant (or any shares or other securities at the time issuable upon exercise of this Warrant) then in effect shall, concurrently with the effectiveness of such subdivision or combination, be proportionately increased or decreased. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the dividend of shares, division or combination of shares, or other similar event becomes effective.

7.2              Adjustment for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holder of this Warrant, upon exercise of this Warrant at any time after the consummation, effective date or record date of such event, shall receive, in addition to the Warrant Shares issuable upon such exercise, the amount of securities or such other assets of the Company to which the holder of this Warrant would have been entitled (or a reasonable substitute therefor) upon such effective date or record date had the holder of this Warrant exercised this Warrant immediately prior thereto, subject to all other adjustment called for during such period hereunder and under the Restated Articles and provided that each share issued pursuant to exercise of this Warrant is issued for a consideration not less than the par value of such share.

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7.3              Adjustment for Merger and Consolidation. If the Company is consolidated, merged or amalgamated with or into another person or entity, then and in each such event and in each such case, the holder of this Warrant, upon the exercise of this Warrant, at any time after the consummation of such event, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the shares or other securities or property to which the holder of this Warrant would have been entitled upon the consummation of such event had the holder of this Warrant exercised this Warrant immediately prior thereto (all subject to further adjustment as provided herein), and the successor or purchasing entity in such event (if other than the Company) shall duly execute and deliver to the holder of this Warrant a supplement hereto acknowledging such entity’s obligations under this Warrant; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Warrant to the extent that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares the holder of this Warrant is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to other securities or other property thereafter deliverable upon the exercise of this Warrant.

7.4              Notice of Adjustments. The Company shall promptly give the holder of this Warrant written notice of each adjustment or readjustment of the Exercise Price or the number of Warrant Shares or other securities issuable upon exercise of this Warrant. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

8.	Payment of Fees and Expenses.

The Company and the Holder shall each pay its own costs of collection when incurred and other expenses related to the Warrant, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

9.	Transfers of Warrant.

This Warrant and all rights hereunder are not transferable or assignable in whole or in part by the holder of this Warrant except to any of its affiliates, and such transferee shall become party, as a “Holder” hereunder. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices. In the event of a partial transfer, the Company shall issue to the transferor and the transferee new Warrants of like tenor and date for the applicable number of Warrant Shares. Notwithstanding anything to the contrary in this Warrant, any transfer or assignment of this Warrant shall be prohibited if the proposed transferee or assignee is a competitor of the Company, or if the proposed transfer or assignment would or would be reasonably expected to contravene any applicable laws, rules or regulations.

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10.	Loss or Mutilation.

Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the expense of the Holder, shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

11.	Successors and Assigns.

Subject to the terms hereunder, this Warrant shall be binding upon and inure to the benefit of the Company, the Holder and their successors and assigns.

12.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

13.	Notices.

Any and all notices under this Warrant shall be given in writing, and shall be effective (a) on the fourth (4th) Business Day after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) on the first (1st) Business Day after being sent by express mail or commercial overnight delivery service providing a receipt for delivery, (c) on the date of hand delivery or (d) on the date actually received, if sent by any other method.

14.	Attorneys’ Fees.

If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reimbursement of its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

15.	Governing Law.

This Warrant and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong, without regard to its conflict of laws rules.

16.	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Warrant, or the breach, termination or invalidity thereof shall be settled by arbitration in Hong Kong with the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration in force at the time of arbitration. The arbitration shall be conducted in Hong Kong, and the language of the arbitration shall be English. For the arbitration tribunal, there shall be three (3) arbitrators. The claimant in the dispute shall choose one (1) arbitrator, and the respondent shall choose one (1) arbitrator. The appointment of the third arbitrator shall be agreed by the claimant and the respondent. If they fail to reach such an agreement within thirty (30) days after the appointment of the first member of the arbitration tribunal, the HKIAC shall appoint the third arbitrator. Judgment upon any award rendered in such arbitration will be final and binding upon the parties thereto and may be enforced in any court having jurisdiction thereof.

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17.	No Presumption.

The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Warrant against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Warrant, no presumption or burden of proof or persuasion will be implied because this Warrant was prepared by or at the request of any party or its counsel.

18.	Counterparts.

This Warrant may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by all parties will constitute effective and binding execution and delivery of this Warrant.

[SIGNATURES ON FOLLOWING PAGES]

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IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

Company

Aesthetic Medical International Holdings Group Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

ACCEPTED AND AGREED BY:

Seefar Global Holdings Limited

By:
Name: ZHOU Pengwu
Title: Director

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

EXHIBIT I

FORM OF NOTICE OF EXERCISE

To:          Aesthetic Medical International Holdings Group Limited

The undersigned hereby elects to purchase                   ordinary shares of Aesthetic Medical International Holdings Group Limited, pursuant to the terms of the attached Warrant (the “Warrant”).

The undersigned hereby represents and warrants that the undersigned is acquiring such shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof.

HOLDER:

By:

Address:

Date:

Name in which shares should be registered:

Exhibit I

Annex E

Warrant for the Purchase of Shares of the Company to Australia Wanda International Company Limited

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), UNDER THE LAWS OF THE CAYMAN ISLANDS, OR UNDER ANY OTHER SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND OTHER APPLICABLE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDER SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

WARRANT TO PURCHASE ORDINARY SHARES
OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Warrant (the “Warrant”), dated as of _____________, 2022 (the “Effective Date”), is issued to Australia Wanda International Company Limited (the “Holder”), by Aesthetic Medical International Holdings Group Limited, an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”).

1.	Purchase of Shares.

The Company hereby grants the Holder the right to purchase from the Company at any time or from time to time after the Effective Date and until the second (2nd) anniversary of the Effective Date, 6,423,983 Ordinary Shares (as defined in the Restated Articles) of the Company (the “Warrant Shares”), subject to adjustment and change as provided herein and the Fourth Amended and Restated Memorandum of Association of the Company, as amended and/or restated from time to time (the “Restated Articles”).

2.	Exercise Price.

The per share purchase price for the Warrant Shares (the “Exercise Price”) shall be USD Equivalent (as of the Effective Date) of RMB4.67 per ordinary share, as adjusted from time to time as provided herein and the Restated Articles.

For the purposes of this Warrant, “USD Equivalent” means the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to the Effective Date (it being understood that if such date is not a business day, the business day immediately before such date).

3.	Exercise Period.

This Warrant shall be exercisable at any time after the Effective Date and until the second (2nd) anniversary of the Effective Date.

4.	Reservation of Shares.

The Company shall at all times reserve and keep available for issuance and delivery upon exercise of this Warrant such number of Ordinary Shares, and for issuance and delivery upon conversion of the Warrant Shares, such number of Ordinary Shares of the Company. All such shares shall be duly authorized, and when issued upon such exercise or conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Act or this Warrant or, the Restated Articles, or the shareholders agreement of the Company (as applicable).

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5.	Method of Exercise.

5.1              While this Warrant remains outstanding and exercisable in accordance with Section 1 above, the Holder may at any time exercise in whole or in part the purchase rights evidenced hereby with respect to the Warrant Shares (but not a fraction of a share) pursuant to the terms and conditions hereunder.

5.2              The Company agrees that the Warrant Shares to be purchased pursuant to this Warrant shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised, provided that the Exercise Price is fully paid or deemed fully paid. Such exercise shall be effected by the delivery of the Warrant, together with a duly executed copy of Notice of Exercise in the form attached hereto as Exhibit I, to the Company.

6.	Actions to Be Taken by Company upon Exercise of Warrant.

Upon the exercise of the purchase rights evidenced by this Warrant pursuant to Section 4 above, the Company shall deliver to the Holder a copy of the register of members of the Company reflecting the issued Warrant Shares hereunder, duly certified by the provider of the registered office of the Company, and shall issue one or more certificates for the number of the Warrant Shares as soon as practicable thereafter (with appropriate restrictive legends, if applicable).

7.	Adjustment of Exercise Price and Number of Shares.

The number of Ordinary Shares (or any shares or other securities at the time issuable upon exercise of this Warrant) purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

7.1              Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be (i) subdivided (by share dividend, share split, or otherwise), into a greater number of Ordinary Shares; or (ii) shall be combined or consolidated, by reclassification or otherwise into a lesser number of Ordinary shares, the Exercise Price of this Warrant and the number of Warrant Shares issuable upon exercise of this Warrant (or any shares or other securities at the time issuable upon exercise of this Warrant) then in effect shall, concurrently with the effectiveness of such subdivision or combination, be proportionately increased or decreased. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the dividend of shares, division or combination of shares, or other similar event becomes effective.

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7.2              Adjustment for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holder of this Warrant, upon exercise of this Warrant at any time after the consummation, effective date or record date of such event, shall receive, in addition to the Warrant Shares issuable upon such exercise, the amount of securities or such other assets of the Company to which the holder of this Warrant would have been entitled (or a reasonable substitute therefor) upon such effective date or record date had the holder of this Warrant exercised this Warrant immediately prior thereto, subject to all other adjustment called for during such period hereunder and under the Restated Articles and provided that each share issued pursuant to exercise of this Warrant is issued for a consideration not less than the par value of such share.

7.3              Adjustment for Merger and Consolidation. If the Company is consolidated, merged or amalgamated with or into another person or entity, then and in each such event and in each such case, the holder of this Warrant, upon the exercise of this Warrant, at any time after the consummation of such event, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the shares or other securities or property to which the holder of this Warrant would have been entitled upon the consummation of such event had the holder of this Warrant exercised this Warrant immediately prior thereto (all subject to further adjustment as provided herein), and the successor or purchasing entity in such event (if other than the Company) shall duly execute and deliver to the holder of this Warrant a supplement hereto acknowledging such entity’s obligations under this Warrant; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Warrant to the extent that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares the holder of this Warrant is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to other securities or other property thereafter deliverable upon the exercise of this Warrant.

7.4              Notice of Adjustments. The Company shall promptly give the holder of this Warrant written notice of each adjustment or readjustment of the Exercise Price or the number of Warrant Shares or other securities issuable upon exercise of this Warrant. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

8.	Payment of Fees and Expenses.

The Company and the Holder shall each pay its own costs of collection when incurred and other expenses related to the Warrant, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

9.	Transfers of Warrant.

This Warrant and all rights hereunder are not transferable or assignable in whole or in part by the holder of this Warrant except to any of its affiliates, and such transferee shall become party, as a “Holder” hereunder. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices. In the event of a partial transfer, the Company shall issue to the transferor and the transferee new Warrants of like tenor and date for the applicable number of Warrant Shares. Notwithstanding anything to the contrary in this Warrant, any transfer or assignment of this Warrant shall be prohibited if the proposed transferee or assignee is a competitor of the Company, or if the proposed transfer or assignment would or would be reasonably expected to contravene any applicable laws, rules or regulations.

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10.	Loss or Mutilation.

Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the expense of the Holder, shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

11.	Successors and Assigns.

Subject to the terms hereunder, this Warrant shall be binding upon and inure to the benefit of the Company, the Holder and their successors and assigns.

12.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

13.	Notices.

Any and all notices under this Warrant shall be given in writing, and shall be effective (a) on the fourth (4th) Business Day after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) on the first (1st) Business Day after being sent by express mail or commercial overnight delivery service providing a receipt for delivery, (c) on the date of hand delivery or (d) on the date actually received, if sent by any other method.

14.	Attorneys’ Fees.

If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reimbursement of its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

15.	Governing Law.

This Warrant and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong, without regard to its conflict of laws rules.

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16.	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Warrant, or the breach, termination or invalidity thereof shall be settled by arbitration in Hong Kong with the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration in force at the time of arbitration. The arbitration shall be conducted in Hong Kong, and the language of the arbitration shall be English. For the arbitration tribunal, there shall be three (3) arbitrators. The claimant in the dispute shall choose one (1) arbitrator, and the respondent shall choose one (1) arbitrator. The appointment of the third arbitrator shall be agreed by the claimant and the respondent. If they fail to reach such an agreement within thirty (30) days after the appointment of the first member of the arbitration tribunal, the HKIAC shall appoint the third arbitrator. Judgment upon any award rendered in such arbitration will be final and binding upon the parties thereto and may be enforced in any court having jurisdiction thereof.

17.	No Presumption.

The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Warrant against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Warrant, no presumption or burden of proof or persuasion will be implied because this Warrant was prepared by or at the request of any party or its counsel.

18.	Counterparts.

This Warrant may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by all parties will constitute effective and binding execution and delivery of this Warrant.

[SIGNATURES ON FOLLOWING PAGES]

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IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

Company

Aesthetic Medical International Holdings Group Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

ACCEPTED AND AGREED BY:

Australia Wanda International Company Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

EXHIBIT I

FORM OF NOTICE OF EXERCISE

To:          Aesthetic Medical International Holdings Group Limited

The undersigned hereby elects to purchase                  ordinary shares of Aesthetic Medical International Holdings Group Limited, pursuant to the terms of the attached Warrant (the “Warrant”).

The undersigned hereby represents and warrants that the undersigned is acquiring such shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof.

HOLDER:

By:

Address:

Date:

Name in which shares should be registered:

Exhibit I

Annex F

Warrant for the Purchase of Shares of the Company to Peak Asia Investment Holdings V Limited

THE WARRANTS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT TO PURCHASE ORDINARY SHARES
OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Warrant (the “Warrant”), dated as of _____________, 2022 (the “Effective Date”), is issued to Peak Asia Investment Holdings V Limited, a BVI business company incorporated and existing under the laws of the British Virgin Islands, or its registered permitted assigns (the “Holder”), by Aesthetic Medical International Holdings Group Limited, an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”).

1.	Purchase of Shares.

The Company hereby grants the Holder the right to purchase from the Company at any time or from time to time after the Closing Date (as defined in Section 3) and until December 15, 2024, such number of Ordinary Shares (as defined in the Restated Articles) of the Company (the “Warrant Shares”) equal to US$2,700,000 divided by the Exercise Price, subject to adjustment and change as provided herein and the Fourth Amended and Restated Memorandum of Association of the Company, as amended and/or restated from time to time (the “Restated Articles”).

2.	Exercise Price.

The per share exercise price for the Warrant Shares (the “Exercise Price”) shall be the USD Equivalent (as of the Closing Date) of RMB4.67 per Ordinary Share, as adjusted from time to time as provided herein and the Restated Articles.

For the purposes of this Warrant, “USD Equivalent” means, with respect to a particular date, the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to such date (it being understood that if such date is not a business day, the business day immediately before such date).

3.	Exercise Period.

This Warrant shall be exercisable at any time after the closing of all Proposed Transactions (such date, the “Closing Date”) and until 6:00pm (Hong Kong time) on December 14, 2024 (inclusive).

For the purposes of this Warrant, (a) “Proposed Transactions” has the meaning given to such term in the cooperation agreement dated as of the Effective Date between the Holder, Beacon Technology Investment Holdings Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Australia Wanda International Company Limited, the Company, Zhou Pengwu and Ding Wenting; (b) “Exit Payments Agreement” means the Exit Payments Agreement dated as of September 15, 2020 between the Holder, the Company, Zhou Pengwu and Ding Wenting, as such agreement may be amended and supplemented from time to time, (c) “Exit Payment” has the meaning given to such term in the Exit Payment Agreement. Capitalized terms not otherwise defined shall have the meanings ascribed to them in such agreement.

4.	Reservation of Shares; Non-Circumvention.

4.1              The Company shall at all times reserve and keep available for issuance and delivery upon exercise of this Warrant such number of Ordinary Shares, and for issuance and delivery upon conversion of the Warrant Shares, such number of Ordinary Shares of the Company. All such shares shall be duly authorized, and when issued upon such exercise or conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Act or this Warrant or, the Restated Articles, or the shareholders agreement of the Company (as applicable).

4.2              The Company hereby covenants and agrees that the Company will not, by amendment of its constitutional documents, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all of the provisions of this Warrant.

5.	Method of Exercise.

5.1              While this Warrant remains outstanding and exercisable in accordance with Section 1 above, the Holder may at any time exercise in whole (but not in part) the purchase rights evidenced hereby with respect to the Warrant Shares (but not a fraction of a share) pursuant to the terms and conditions hereunder.

5.2               The Company agrees that the Warrant Shares to be purchased pursuant to this Warrant shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised. Such exercise shall be effected by the delivery of the Warrant, together with a duly executed copy of Exercise Notice in the form attached hereto as Exhibit I, to the Company, which includes notification to the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 5.3) or Exit Payment Set-Off (as defined in Section 5.4).

5.3              Cashless Exercise.

(a)                Notwithstanding anything contained herein to the contrary, where the Exit Payment due to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$1,350,000, the Holder may, in its sole discretion, exercise this Warrant and elect instead to receive upon such exercise the “Net Number” of Ordinary Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A / C) – [(A/2) / B]

For purposes of the foregoing formula:

A =	US$2,700,000.

B =

the arithmetic average of the Weighted Average Prices of the Ordinary Shares for the ten (10) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice calculated based on the arithmetic average of the Weighted Average Prices of the American Depository Shares of the Company for the ten (10) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice (the “Weighted Average Prices”).

C =	the Exercise Price then in effect at the time of such exercise.

(b)               Notwithstanding anything contained herein to the contrary, where the Exit Payment due to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$0, the Holder may, in its sole discretion, exercise this Warrant, and elect instead to receive upon such exercise the “Net Number” of Ordinary Shares determined according to the following formula:

Net Number = (A / C) – (A / B)

For purposes of the foregoing formula:

A =	US$2,700,000

B =	the Weighted Average Prices.

C =	the Exercise Price then in effect at the time of such exercise.

5.4              Exit Payment Set-Off.

(a)                Prior to 14 December 2024, the Holder may, in its sole discretion, exercise this Warrant in whole (but not in part), by way of set off against the right to receive Exit Payment payable by the Company to the Holder under the Exit Payments Agreement.

(b)               On 14 December 2024 (or the next Business Day where 14 December 2024 is not a Business Day), the Holder may, in its sole discretion, exercise this Warrant in whole (but not in part), by way of set off against the Exit Payment payable by the Company to the Holder under the Exit Payments Agreement (“Exit Payment Set-Off”), where the Exit Payment to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$2,700,000.

(c)                Notwithstanding anything else to the contrary contained herein or in the Exit Payment Agreement, upon the exercise of the Warrant, the Exit Payments Agreement shall immediately terminate with no further force and effect and for the avoidance of doubt, the Exit Payment shall be deemed to have been satisfied, and the Holder, the Company and the Founders shall be released from any and all claims, obligations and liabilities arising from or relating to the Exit Payments Agreement.

5.5              Holding Period. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the date hereof, the Company hereby acknowledges and agrees that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Closing Date.

6.	Actions to Be Taken by Company upon Exercise of Warrant.

No ink-original Exercise Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Exercise Notice form be required.  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  On or before the first (1st) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of the Exercise Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”).  On or before the earlier of (i) the second (2nd) Trading Day and (ii) the standard settlement period, expressed in a number of Trading Days, on the Company’s Principal Market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Shares or Warrants Shares, as the case may be, issued with a restrictive legend (the “Standard Settlement Period”), in each case following the date of delivery of the applicable Exercise Notice (the “Share Delivery Date”), the Company shall (X) if the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal At Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Warrant Shares cannot be credited to the Holder’s or its designee’s balance account with DTC for any reason, credit the Holder’s or its designee’s balance account with the Company’s Transfer Agent or issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise.  If there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, the Warrant Shares shall be issued free of restrictive legends and the Company shall cause its counsel to deliver an opinion to Transfer Agent in connection therewith. Upon delivery of the Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.

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7.	Registration Rights

7.1              Demand Registration.

(a)                Grant of Right. The Company, upon written demand (a “Demand Notice”) of the Holder, agrees to register for twice, and only twice, on Form F-3 (if available) or Form F-1 (if Form F-3 is not available) all or any portion of the Warrant Shares (after the exercise of the Warrants) (collectively, the “Registrable Securities”). On such occasion, the Company will file a registration statement with the United States Securities and Exchange Commission (“Commission”) covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice and use its reasonable best efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission; provided, however, that the Company shall not be required to comply with a Demand Notice if the Company has filed a registration statement with respect to which the Holder is entitled to piggyback registration rights pursuant to Section 7.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Warrants and/or the Registrable Securities within ten (10) days after the date of the receipt of any such Demand Notice.

(b)               Terms. The Company shall bear all fees and expenses attendant to the first-time registration of the Registrable Securities pursuant to Section 7.1(a), but the Holder shall pay or reimburse the Company promptly, all fees and expenses attendant to any subsequent registration of the Registrable Securities pursuant to Section 7.1(a). The Holder shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holder to represent it in connection with the sale of the Registrable Securities. The Company agrees to use its best efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder; provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause: (i) the Company to be obligated to register or license to do business in such State or submit to general service of process in such State or (ii) the principal shareholders of the Company to be obligated to escrow their shares of the Company. The Company shall cause any registration statement filed pursuant to the demand right granted under Section 7.1(a) to remain effective for a period of at least twelve (12) consecutive months after the date that the Holder of the Registrable Securities covered by such registration statement are first given the opportunity to sell all of such securities. The Holder shall only use the prospectuses provided by the Company to sell the Warrant Shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder that such prospectus may no longer be used due to a material misstatement or omission.

7.2              “Piggy-Back” Registration.

(a)                Grant of Right. In addition to the demand right of registration described in Section 7.1 hereof, the Holder shall have the right to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form); provided, however, that if, in connection with any offering involving an underwriting of the securities the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of Ordinary Shares which may be included in the Registration Statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such Holders.

(b)               Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 7.2(a) hereof, but the Holder shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holder to represent such Holder in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than fifteen (15) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within five (5) days of the receipt of the Company’s notice of its intention to file a registration statement. There shall be no limit on the number of times the Holder may request registration under this Section 7.2.

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7.3              General Terms.

(a)                Indemnification. The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from any untrue or alleged untrue statement of a material fact contained in, or any omission of any material fact from, such registration statement. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement.

(b)               Exercise of Warrants. Nothing contained in this Warrant shall be construed as requiring the Holder(s) to exercise their Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

(c)                Documents Delivered to Holders. The Company shall deliver promptly to each Holder participating in the offering reasonably requesting the correspondence and memoranda described below and to the managing underwriter, if any, copies of all material correspondence between the Commission and the Company, its counsel or auditors and all material memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times as any such Holder shall reasonably request.

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(d)               Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company information that the Company may reasonably request.

(e)                Remedies. Should the registration or the effectiveness thereof required by Sections 7.1 or 7.2 hereof be materially delayed by the Company or the Company otherwise fails to comply with such provisions in material aspects, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages.

8.	Adjustment of Exercise Price and Number of Shares.

The number of Ordinary Shares (or any shares or other securities at the time issuable upon exercise of this Warrant) purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

8.1              Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be (i) subdivided (by share dividend, share split, subdivision or otherwise), into a greater number of Ordinary Shares; or (ii) shall be combined or consolidated, by reclassification or otherwise into a lesser number of Ordinary shares, the Exercise Price of this Warrant and the number of Warrant Shares issuable upon exercise of this Warrant (or any shares or other securities at the time issuable upon exercise of this Warrant) then in effect shall, concurrently with the effectiveness of such subdivision or combination, be proportionately increased or decreased. Any adjustment under this Section 8.1 shall become effective at the close of business on the date the dividend of shares, division or combination of shares, or other similar event becomes effective.

8.2              Adjustment for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holder of this Warrant, upon exercise of this Warrant at any time after the consummation, effective date or record date of such event, shall receive, in addition to the Warrant Shares issuable upon such exercise, the amount of securities or such other assets of the Company to which the holder of this Warrant would have been entitled (or a reasonable substitute therefor) upon such effective date or record date had the holder of this Warrant exercised this Warrant immediately prior thereto, subject to all other adjustment called for during such period hereunder and under the Restated Articles and provided that each share issued pursuant to exercise of this Warrant is issued for a consideration not less than the par value of such share.

7

8.3              Adjustment for Merger and Consolidation. If the Company is consolidated, merged or amalgamated with or into another person or entity, then and in each such event and in each such case, the holder of this Warrant, upon the exercise of this Warrant, at any time after the consummation of such event, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the shares or other securities or property to which the holder of this Warrant would have been entitled upon the consummation of such event had the holder of this Warrant exercised this Warrant immediately prior thereto (all subject to further adjustment as provided herein), and the successor or purchasing entity in such event (if other than the Company) shall duly execute and deliver to the holder of this Warrant a supplement hereto acknowledging such entity’s obligations under this Warrant; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Warrant to the extent that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares the holder of this Warrant is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to other securities or other property thereafter deliverable upon the exercise of this Warrant.

8.4              Notice of Adjustments. The Company shall promptly give the holder of this Warrant written notice of each adjustment or readjustment of the Exercise Price or the number of Warrant Shares or other securities issuable upon exercise of this Warrant. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

9.	Payment of Fees and Expenses.

9.1              Save as set out in Section 9.2, the Company and the Holder shall each pay its own costs of collection when incurred and other expenses related to the Warrant, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

10.	Transfers of Warrant.

This Warrant and all rights hereunder are not transferable or assignable in whole or in part by the holder of this Warrant except to any of its affiliates, and such transferee shall become party, as a “Holder” hereunder. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices. In the event of a partial transfer, the Company shall issue to the transferor and the transferee new Warrants of like tenor and date for the applicable number of Warrant Shares. Notwithstanding anything to the contrary in this Warrant, any transfer or assignment of this Warrant shall be prohibited if the proposed transferee or assignee is a competitor of the Company, or if the proposed transfer or assignment would or would be reasonably expected to contravene any applicable laws, rules or regulations.

11.	Loss or Mutilation.

Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the expense of the Holder, shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

8

12.	Successors and Assigns.

Subject to the terms hereunder, this Warrant shall be binding upon and inure to the benefit of the Company, the Holder and their successors and assigns.

13.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

14.	Notices.

Each notice, demand or other communication given or made under this Warrant shall be in writing in English and delivered or sent to the relevant party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days' prior written notice specified to the other parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission. The initial address, email address and facsimile for each party for the purposes of this Warrant are:

if to Holder:

c/o ADV Partners Management Pte Ltd
Address: 5 Shenton Way, #13-03 UIC Building, Singapore 068808
Fax: +65 6235 0325
Attn: ADV Operations (Project Cixi)
Email: operations@advpartners.com

if to the Company:

Address: Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, P.R.C. 518053
Telephone: +86 13928620496
Attn: Toby Guanhua Wu
Email : toby@pengai.com.cn

When computing any time period in this Warrant, the following rules shall apply: (a) the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and (b) any day that is not a Business Day shall be included in the calculation of the time period (unless the relevant time period is stated to include only Business Days); however, if the day of the deadline or expiry of the time period falls on a day which is not a Business Day, the deadline or time period shall be extended to the next following Business Day.

9

15.	Attorneys’ Fees.

If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reimbursement of its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

16.	Governing Law.

This Warrant and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong, without regard to its conflict of laws rules.

17.	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Warrant, or the breach, termination or invalidity thereof shall be settled by arbitration in Hong Kong with the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration in force at the time of arbitration (“HKIAC Rules”). The arbitration shall be conducted in Hong Kong, and the language of the arbitration shall be English. For the arbitration tribunal, there shall be three (3) arbitrators appointed in accordance with the HKIAC Rules. The appointment of the third arbitrator shall be agreed by the claimant and the respondent. If they fail to reach such an agreement within thirty (30) days after the appointment of the first member of the arbitration tribunal, the HKIAC shall appoint the third arbitrator. Judgment upon any award rendered in such arbitration will be final and binding upon the parties thereto and may be enforced in any court having jurisdiction thereof.

18.	No Presumption.

The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Warrant against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Warrant, no presumption or burden of proof or persuasion will be implied because this Warrant was prepared by or at the request of any party or its counsel.

19.	Counterparts.

This Warrant may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by all parties will constitute effective and binding execution and delivery of this Warrant.

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20.	Certain Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a)       “1933 Act” means the Securities Act of 1933, as amended.

(b)       “Principal Market” means The Nasdaq Global Market.

(c)        “Trading Day” means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares on such day, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded.

(d)       “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg Financial Markets through its “Volume at Price” function.

[SIGNATURES ON FOLLOWING PAGES]

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IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

Company

Aesthetic Medical International Holdings Group Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

ACCEPTED AND AGREED BY:

Peak Asia Investment Holdings V Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

EXHIBIT I

FORM OF EXERCISE NOTICE

To:          Aesthetic Medical International Holdings Group Limited

The undersigned hereby elects to purchase                       ordinary shares of Aesthetic Medical International Holdings Group Limited (“Company”), pursuant to the terms of the attached Warrant (the “Warrant”).

The undersigned notifies the Company that payment of the Exercise Price shall be made as:

[a Cashless Exercise] with respect to [•] Warrant Shares [in accordance with Section 5.3 of the Warrant]

[an Exit Payment Set Off] with respect to [•] Warrant Shares [in accordance with Section 5.4 of the Warrant]

Please issue the Ordinary Shares into which the Warrant is being exercised to the Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Address:
Telephone Number:
Facsimile Number:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Exhibit I

HOLDER:

By:

Address:

Date:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs the Company to issue the above indicated number of shares of Ordinary Shares in accordance with the Transfer Agent Instructions dated [•], 2022 from the Company and acknowledged and agreed to by [•]

Aesthetic Medical International Holdings Group Limited

By:

Name:

Title:

Exhibit I

Annex G

English Translation of Share Purchase Agreement

Australia Wanda International Company Limited

AND

Aesthetic Medical International Holdings Group Limited

AND

Seefar Global Holdings Limited

Jubilee Set Investments Limited

Pengai Hospital Management Corporation

Zhou Pengwu

Ding Wenting

relating to

SHARE PURCHASE AGREEMENT

_ _ _ _ _ _, 2022

i

ii

Exhibit A DETAILS OF TRANSFER

Exhibit B DOMESTIC RESTRUCTURINGS

Exhibit C CERTAIN INDEMNITIES

Exhibit D THIRD PARTY CONSENTS

Exhibit E DISCLOSURE SCHEDULE

iii

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement"), dated as of _ _ _ _ , 2022, is entered into by and among Australia Wanda International Company Limited, a company organized and existing under the laws of Hong Kong (the "Buyer"), Aesthetic Medical International Holdings Group Limited, a company organized and existing under the laws of the Cayman Islands (the "Target Company"), Seefar Global Holdings Limited ("BVI1"), a company organized and existing under the laws of British Virgin Islands, Jubilee Set Investments Limited ("BVI2"), a company organized and existing under the laws of British Virgin Islands, Pengai Hospital Management Corporation ("BVI3", together with BVI1 and BVI2, the "Sellers"), a company organized and existing under the laws of British Virgin Islands, Dr. Zhou Pengwu, a PRC citizen (ID Card Number: 360302195410010513) and Ms. Ding Wenting, a PRC citizen (ID Card Number: 430302196503071529) (together with Dr. Zhou Pengwu and the Sellers, the "Warrantors").

Whereas

A.	BVI1, BVI2 and BVI3 hold 16,122,965, 15,490,692 and 3,220,717 issued and outstanding ordinary shares of the Target Company, par value US $0.001 each ("AIH Ordinary Shares").

B.	Dr. Zhou Pengwu and Ms. Ding Wenting are husband and wife. Dr. Zhou Pengwu and Ms. Ding Wenting are the actual controllers and beneficial owners of the Sellers.

C.	The Buyer wishes to acquire from the Sellers an aggregate of 21,321,962 AIH Ordinary Shares (the "Target Shares") and the Sellers wish to sell to the Buyer the Target Shares pursuant to the terms of this Agreement.

D.	Simultaneously with the execution of this Agreement, the Target Company, Dr. Zhou Pengwu, Ms. Ding Wenting and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) ("Jiechuang") will enter into a Subscription Agreement, pursuant to which Jiechuang and its specific affiliates will subscribe for 36,402,570 ordinary shares in the Target Company at a price of RMB170 million payable in US Dollars equivalent to such amount as provided therein (the "Jiechuang Subscription").

E.	Simultaneously with the execution of this Agreement, the Buyer, Jiechuang, Beacon Technology Investment Holdings Limited and Peak Asia Investment Holdings V Limited ("ADV") will enter into a Cooperation Agreement (the "Cooperation Agreement") setting out, among other things, the parties need to complete in order to facilitate the Proposed Transaction.

F.	Simultaneously with the execution of this Agreement, the Buyer, Jiechuang, the Sellers and the Warrantors will enter into a Voting Support Agreement (the "Voting Support Agreement") setting out, among other things, the parties need to complete in order to facilitate the Proposed Transaction.

G.	Simultaneously with the execution of this Agreement, the Target Company, the Buyer, Jiechuang, Hawyu (HK) Limited, the Sellers, the Warrantors and ADV will enter into a Shareholder Agreement duly in effect on the Closing Date (the "Shareholder Agreement") setting out the rights and obligations of the relevant shareholders of the Target Company.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

Ariticles I

Definitions and Interpretation

Section 1.1            Definitions

“"Affiliate" means any enterprise, individual or other entity, which directly or indirectly controls or is controlled by a Party or is under direct or indirect common control with a Party.

"Ancillary Documents" means the Escrow Agreement, the Shareholder Agreement, the Articles of Association of the Target Company, the Cooperation Agreement, the Voting Support Agreement, the Instruments of Transfer and all other agreements, documents and instruments required to be delivered by any of the Parties pursuant to this Agreement or otherwise, and any other agreement, document or instrument to be entered into on or before the Closing in connection with this Agreement or the transactions contemplated by this Agreement.

"Business Day" means a calendar day on which banks are open for business in Beijing, Hong Kong and Cayman Islands, the PRC, other than a Saturday, Sunday and statutory holiday.

"PRC" means the People's Republic of China, excluding for the purposes of this Agreement the Hong Kong and Macao Special Administrative Regions and Taiwan area.

"Action" means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

"Competitor" means any Person, which is engaged in a Competing Business.

"Contract" means any contract, agreement, arrangement or understanding, whether written or oral, express or implied.

"Control" of any Person shall mean, with respect to any Person, a Person (or Group of Persons acting in concert), directly or indirectly: (i) holding more than 50% of the shares in issue, equity interests or other equity interests of such Person; (ii) the ability to direct the management and policies of such Person, whether through the ownership of more than 50% of the voting power of such Person, or through the ownership of proxy for more than 50% of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise (including through contractual control).

"Convertible Note Purchase Agreement" means the Convertible Note Purchase Agreement dated September 15, 2020 among the Target Company, Peak Asia Investment Holdings V Limited and Beacon Technology Investment Holdings Limited.

"Encumbrance" means any charge, claim, restriction, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind whatsoever including any restriction on, assignment or other transfer of ownership of any nature whatsoever with respect to the use, quiet enjoyment, voting, transfer, receipt of income or exercise of ownership, whether by way of security or otherwise.

"Escrow Agent" means a financial intermediary of good standing reasonably acceptable to both the Buyer and the Sellers.

"Escrow Agreement" means the Escrow Agreement to be entered into among the Buyer, the Sellers and an Escrow Agent. The escrow period shall be 18 months after the Closing Date.

"Exit Payments Agreement" means the Exit Payments Agreement dated September 15, 2020 among Peak Asia Investment Holdings V Limited, the Target Company, Dr. Zhou Pengwu and Ms. Ding Wenting.

"IFRS" means International Financial Reporting Standards as in effect at the date of this Agreement.

"Governmental Authority" means any national, federal, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body.

"Group Companies" means the Target Company and its Subsidiaries (including any companies controlled by agreement).

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

"Immediate Family Member" means, with respect to any specified Person, the Person's spouse, parents, children, grandparents, grandchildren and siblings, including adoptive relationships and matrimonial relationships, or any other relatives who reside with such Person.

"Indemnity Escrow Amount" means the U.S. Dollar equivalent to RMB 10,000,000 calculated as per the intermediate exchange rate for U.S. Dollars to Renminbi published by the People's Bank of China on the date immediately prior to the Closing Date (or the Business Day immediately preceding such date if such date is not a Business Day), as may be increased or decreased as provided in the Escrow Agreement, including any remaining interest or other derivative amounts accrued therefrom.

"Intellectual Properties" means all Intellectual Property rights, whether protectable, created or arising under the laws of the PRC, the U.S. or any other jurisdiction, arising in connection with or in relation to (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet address or identifiers, trade dress and similar rights, all applications or registrations therefor and all of the goodwill embodied and symbolized thereby (collectively, the "Trademarks"); (ii) patents and patent applications (collectively, "Patents"); (iii) copyrights (registered and unregistered) and applications for registration (collectively, "Copyrights"); (iv) trade secrets (actual or potential), know-how, inventions, methods, instructions for processes and processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists, and any other information that has economic value (actual or potential) not generally known to other Persons, but not including any copyrights or patents covering or protecting any thereof (collectively, the "Trade Secrets"); and (v) moral rights, rights of publicity, database rights, and any other property rights or Intellectual Property rights of any kind or nature not protectable by or under the Trademarks, Patents, Copyrights or Trade Secrets.

"Inventory" means all inventory of the Group Companies, including raw materials and packaging materials, semi-finished products, finished products, supplies, spare parts and similar items.

"Knowledge" means, with respect to an individual, his or her own knowledge, or, with respect to an entity, the knowledge of any of its officers or directors, and shall be presumed to be the knowledge of such Person after due and reasonable inquiries.

"Law" means any law, regulation, ordinance, statute, rule, code, administrative order, injunction, judgment, decree or order of any Governmental Authority and any securities issuance or trading rules of any relevant stock exchange.

"Leased Real Properties" means all real properties leased, subleased or licensed to the Target Company or any of its Subsidiaries or which the Target Company or any of its Subsidiaries otherwise has the right or option to use or occupy, including all structures, facilities, fixtures, systems, improvements and items of properties heretofore or hereafter located thereon, or appurtenances thereto and all easements, rights and appurtenances relating to the foregoing.

"Material Adverse Effect" means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate, (i) is, or would reasonably be expected to be, materially adverse to the business, assets, Liabilities, condition (financial or otherwise), results of operations or prospects of the Group Companies, taken as a whole, or (ii) materially impairs, or would reasonably be expected to materially impair, the ability of the Sellers to consummate or prevent or materially delay any of the transactions contemplated by this Agreement or the Ancillary Documents.

"Owned Real Properties" means all real properties owned by the Target Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems, improvements and items of properties heretofore or hereafter located thereon or appurtenances thereto, and all easements, rights and appurtenances relating to the foregoing.

"Person" means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority and any successor of any of the foregoing by merger or otherwise.

"Related Person" means, with respect to any specified Person, (i) any Affiliate of such specified Person or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who is or has been within the past two (2) years a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family Member of a Person specified in clause (ii); or (iv) any other Person who, individually or together with any Affiliate of such other Person and such other Person's Immediate Family Member, holds more than 5% of the existing voting equity or ownership interest in such specified Person.

"Representatives" means, with respect to any Person, such Person's officers, directors, principals, employees, agents, auditors, consultants, investment bankers and other representatives.

"Returns" means any return, declaration, report, statement, information statement and other document filed or required to be filed relating to Taxes.

"Subsidiary" means, with respect to any Person, any other Person Controlled by the first mentioned Person directly or indirectly through one or more intermediate Persons.

"Taxes" means (i) all federal, state, local, foreign and other net, gross receipts, gross sales, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever (including any amounts resulting from failure to file any returns), together with any interest, any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for the payment of amounts described in (i), whether on account of a transferee liability, as a member of an affiliated, consolidated or unitary group for any period or by operation of law or otherwise; and (iii) any liability for the payment of amounts described in (i) or (ii) to the extent arising from any tax sharing, tax indemnity or tax allocation agreement or any other agreement, express or implied, to indemnify any other Person.

"Transaction Expenses" means the aggregate amount of all fees and expenses incurred or paid by or on behalf of the Group Companies or otherwise arising in connection with the sale of the Target Shares or with the negotiation, drafting, execution or performance of this Agreement or the Ancillary Documents which the Group Companies are legally obligated to pay or have paid (including any such costs and expenses incurred by or on behalf of the Warrantors), including (i) all fees and expenses of legal counsel, counsel, consultants, investment bankers, accountants, auditors and any professional in connection with the transactions contemplated by this Agreement; (ii) any costs and expenses in connection with necessary or appropriate waivers, consents or approvals of any governmental authorities or third parties in connection with the transactions contemplated by this Agreement; (iii) any costs or expenses relating to obtaining the releases and terminations of any Encumbrance in connection with the transactions contemplated by this Agreement; (iv) all broker's, finder's or similar fees in connection with the transactions contemplated by this Agreement; and (v) any change of control payment, bonus, severance, termination or retention obligations or similar amounts payable or due in the future by the Target Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, including any Taxes payable with respect thereto.

"Incentive Plans" shall include the Equity Incentive Plans, Performance Incentive Plans and other stock options granted to the senior executives of the Group Companies.

"Share Incentive Plan" means the Share Incentive Plan approved by the Seller's Shareholders and the board of directors of the Company in June 2019.

"Performance Incentive Plan" means the Performance Incentive Plan approved by the Seller's Shareholders and the board of directors in June 2019.

Section 1.2            Interpretations

(a)               Headings and Clause headings used in this Agreement are inserted for convenience and reference only and shall not affect the meaning or interpretation of the text of this Agreement.

(b)               "Including" and similar expressions are without limitation, and shall be construed as "including without limitation".

(c)               All exhibits and schedules shall constitute an integral part of this Agreement. Any reference to this Agreement includes its exhibits.

(d)               Unless otherwise specified, any reference to the relevant laws and regulations in this Agreement includes a reference to such relevant laws and regulations as amended, modified, supplemented or restated from time to time hereafter.

Articles II

Purchase and Sale

Sections 2.1         Purchase and Sale of the Target Shares

In accordance with the terms and subject to the conditions hereof, (i) the Sellers agrees to sell, transfer and deliver to the Buyer, free and clear of any and all Encumbrances, a total of 21,321,962 Target Shares in accordance with the number of the Target Shares as set forth in the column titled "Number of Transferred Shares" of Exhibit A, and the Buyer shall purchase and accept from the Sellers such Target Shares in accordance with Exhibit A; (ii) in consideration of the transfer by the Sellers of such Target Shares, the Buyer agrees to pay to the Sellers a total of RMB 100,000,000 or the equivalent amount in US Dollars calculated based on the relevant provisions of this Agreement (the "Purchase Consideration") in the amount as set forth in the column titled "Consideration for transfer (RMB)" of Exhibit A (the transactions contemplated hereby, the "Proposed Transaction").

Sections 2.2         Deposit

(a)               The Buyer shall pay to the Sellers an amount of RMB 10,000,000 (in a total amount of RMB 20,000,000) in two installments, each of (i) on or before July 31, 2022 and (ii) on or before August 15, 2022, as a deposit for the Proposed Transaction as calculated by the central exchange rate for converting US Dollars into RMB or HK Dollars as published by the People's Bank of China on the date immediately preceding the date of each payment (if such date is not a Business Day, then the Business Day immediately preceding such date) (both payments collectively, the "Deposits"), which can be used to offset the consideration payable by the Buyer at the Closing.

(b)               If the Closing of the Proposed Transaction fails to take place on December 31, 2022 (the "Long Stop Date") or this Agreement is terminated early, the Buyer shall be entitled to request the Sellers to refund the Deposits within fifteen (15) Business Days after the Long Stop Date or the early termination date.

Sections 2.3         Closing

(a)               The sale and purchase of the Shares shall take place remotely via the exchange of documents and signature pages at closing (the "Closing") which shall be the third Business Day following the satisfaction or waiver of all the conditions precedent to the Parties' obligations set forth in Article 6 (other than those conditions that by their terms are to be satisfied only at or on the date of the Closing, but subject to the satisfaction or waiver of such conditions) to the extent permitted by applicable laws, or at such other place or at such other time or on such other date as the Buyer and the Sellers may mutually agree in writing. The day on which the Closing takes place shall be the "Closing Date". At the Closing:

(i)                 The Buyer shall

(A)             Pay or cause to be paid to the Sellers the equivalent of RMB70 million (i.e. RMB100 million Purchase Consideration minus the Indemnity Escrow Amount minus the deposit of RMB20 million) in U.S. Dollar calculated according to the intermediate exchange rate between U.S. Dollar and Renminbi as published by the People's Bank of China on the date immediately prior to the Closing Date (or the Business Day immediately preceding such date, if such date is not a Business Day); and

(B)              Deposit or cause to be deposited by wire transfer the Indemnity Escrow Amount into an account of the Escrow Agent to be managed and disbursed by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(ii)              The Sellers shall

(A)             Deliver to the Company for cancellation and revocation the certificates representing their AIH Shares;

(B)              Deliver to the Buyer an instrument of transfer, duly executed by the Sellers, transferring the Shares to the Buyer (the "instrument of transfer");

(C)              Deliver to the Buyer resignations of certain directors of the Target Company, including Ms. Ding Wenting, Mr. Zhou Yitao, Ms. Hu Qing, Ms. Cathy Peng, Mr. Xue Hongwei and Mr. Tsang Eric Chi Wai, which are satisfactory to the Buyer; and

(D)             Deliver to the Buyer other agreements, documents or certificates required to be delivered in accordance with this Agreement, including all documents evidencing the release of the equity pledges held by the relevant equity pledgees over the equity interests in Dragon Jade Holdings Limited, Peng Oi Investment (Hong Kong) Holdings Limited and Peng Yida Business Consulting (Shenzhen) Co., Ltd., the subsidiaries of the Target Company.

(iii)            The Company shall

(A)             Deliver to the Buyer a scanned copy of the register of members of the Target Company, certified by the registered agent of the Target Company to be true and complete at the Closing, reflecting the Buyer as the holder of the Shares; and

(B)              Deliver to the Buyer a scanned copy of the share certificate reflecting the Buyer as the holder of the Shares, the original of which shall be delivered to the Buyer at the address given in Section 9.4 within five (5) Business Days following the Closing.

(b)               Unless otherwise provided, all payments under this Agreement shall be made in U.S. Dollars by wire transfer of immediately available funds to such account as the payee shall specify to the payer, such account to be designated by the payee at least three (3) Business Days prior to the relevant payment date.

(c)               Each of the Buyer, the Target Company and any other withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any payment due pursuant to this Agreement such amounts as may be required to be deducted or withheld from such payment under local or foreign Tax law; provided, however, that the Buyer shall use commercially reasonable efforts to (i) notify the Sellers in advance of any deduction or withholding made under this Section 2.3 at least five (5) Business Days in advance, and (ii) cooperate with the Sellers to minimize any applicable deduction or withholding. Any amounts so deducted or withheld shall be promptly paid to the appropriate Governmental Authority, and shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts should otherwise be entitled. The Sellers shall, if reasonably requested by the Buyer, provide the Buyer with tax forms and other documents as may be necessary to effect any exemption or reduction of such deduction and withholding and to ensure the authenticity and validity of such tax forms and documents.

Articles III

Representation and Warranties of the Warrantors

Except as otherwise stated in the Disclosure Schedule attached to this Agreement (collectively, the "Disclosure Schedule") and subject to Section 7.2, the Warrantors jointly and severally hereby represent and warrant to the Buyer as follows:

Section 3.1            Organization and Qualification

(a)               Each of the Sellers is a corporation duly organized, validly existing and in good standing under the Laws of British Virgin Islands and has full corporate power and authority to own, lease and operate its properties and to carry on its business. Each Group Companies is (i) a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation set forth in Section 3.1 (a) of the Disclosure Schedule and has full corporate power and authority to own, lease and operate its properties and to carry on its business, and (ii) duly qualified or licensed (if required) to do business, and in good standing in each such jurisdiction.

(b)               The Sellers shall have made available to the Buyer complete and correct copies of the certificates of incorporation, articles of association or similar constitutional documents of each Group Companies, each to the most recent amended version. Such certificates of incorporation, articles of association or similar constitutional documents are in full force and effect. None of the Group Companies is in violation of any provision of its certificate of incorporation, articles of association or similar constitutional documents. The books of account and minute records of the Group Companies which have been made available to the Buyer for its inspection prior to the date of this Agreement are true and complete.

Section 3.2            Authority

Each of the Target Company and the Sellers possesses full corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party, and the consummation of the transactions contemplated hereby and thereby by the Target Company and the Sellers have been duly and validly authorized by all necessary corporate actions. This Agreement and each Ancillary Document to which the Target Company or the Sellers will be a party (upon execution) have been duly executed and delivered by the Target Company or the Sellers, and assuming the due execution and delivery by the other parties hereto and thereto, this Agreement and each Ancillary Document to which the Target Company or the Sellers will be a party (upon execution) constitute legal, valid and binding obligations of the Target Company or the Sellers enforceable against the Target Company or the Sellers in accordance with their respective terms.

Section 3.3            No Conflicts; Required Filings and Consents

(a)               The execution, delivery and performance of this Agreement and each Ancillary Document to which the Target Company or the Sellers will be a party, and the consummation of the transactions contemplated hereby and thereby by the Target Company and the Sellers do not and will not:

(i)                 Conflict with or violate the certificate of incorporation or bylaws or similar constitutional documents of the Sellers or the Group Companies;

(ii)              Conflict with or violate any Laws applicable to the Sellers or the Group Companies or any of their assets; or

(iii)            Result in any breach of, constitute a default (or event which with notice or lapse of time or both would constitute a default), require the consent of or notice to any Person (other than the third party consents as set forth in Exhibit D), give to another Person any rights of termination, amendment, modification, acceleration or cancellation, allow the imposition of any fees or penalties, require any payment or redemption, result in any increased, secured, accelerated or additional rights or interest in any Person or adversely affect any rights of the Sellers or the Group Companies or result in the creation of any Encumbrance on any of the properties, assets or rights of the Sellers or the Group Companies under any note, bond, mortgage, agreement, license, permit, instrument, obligation or other contract to which the Sellers or the Group Companies is a party or by which any of them or any of their respective properties, assets or rights are bound or affected.

(b)               None of the Sellers or the Group Companies is required to submit, seek or obtain any notice, authorization, approval, order, license or consent from any Governmental Authority in connection with the execution, delivery and performance by the Target Company or the Sellers of this Agreement and each Ancillary Document to which the Target Company or the Sellers will be a party, or the consummation of the transactions contemplated hereby or thereby or to prevent the termination of any right, privilege, license or qualification of the Group Companies except for any merger control filings required under PRC anti-trust laws.

Section 3.4            Target Shares

The Sellers are the record and beneficial owners of the applicable Shares as listed in Exhibit A. Except as disclosed in Section 3.4 of the Disclosure Schedule, the Shares are free and clear of all Encumbrances. The Sellers have the right, authority and power to sell, assign and transfer the Shares to the Buyer. Upon delivery of the share certificates to the Buyer at the Closing and payment by the Buyer of the Purchase Consideration, the Buyer shall acquire good, valid and marketable title to the Shares, free and clear of all Encumbrances other than Encumbrances created by the Buyer.

Section 3.5           Capital Structure

The authorized share capital of the Target Company consists of 1,500,000,000 ordinary shares, of which 92,116,947 ordinary shares are issued and outstanding. Section 3.5 of the Disclosure Schedule sets out, in respect of each Subsidiary of the Target Company, (a) the amount of authorized share capital or other equity or ownership interest; (b) the amount of and the record and beneficial owner of its issued share capital or other equity or ownership interest; and (c) nominee or entrusted shareholding arrangements. Other than the Target Shares and as set out in Section 3.5 of the Disclosure Schedule, no Group Companies have issued or agreed to issue any (a) share capital or other equity or ownership interest; (b) options, warrants or interests convertible into, exchangeable for or exercisable to purchase share capital or other equity or ownership interest; (c) stock appreciation rights, phantom stock, ownership or income interests in or other equity equivalents or equity-based awards or rights of the Target Company or any of its Subsidiaries; or (d) bonds, debentures or other indebtedness entitled to vote or convertible or exchangeable securities entitled to vote. Each issued share capital or other equity or ownership interest of each Group Companies has been duly authorized, validly issued and fully paid without other fees, and in the case of each of its Subsidiaries, except as set out in Section 3.5 of the Disclosure Schedule, each such share or equity or ownership interest is owned by the Target Company or another Subsidiary, free and clear of any Encumbrance. Each nominee or entrusted shareholding arrangement is valid, enforceable and undisputed. The Target Company or its Subsidiaries have offered, sold and delivered all such shares or other equity or ownership interests in compliance with all applicable securities laws. Except as set out in Section 3.5 of the Disclosure Schedule and save for the rights granted to the Buyer under this Agreement, the Group Companies have no outstanding obligations or plans to issue, sell, or transfer, or repurchase, redeem or otherwise acquire, the issued or unissued share capital or other equity or ownership interests of any Group Companies or relating to the holding, voting or disposal of such or restricting the transfer thereof. No share capital or other equity or ownership interest in the Target Company or any of its Subsidiaries has been issued in violation of any right, agreement, arrangement or commitment under applicable Law, the certificates of incorporation or articles of association or similar constitutional documents of the Target Company or any of its Subsidiaries, or any contract to which the Target Company or any of its Subsidiaries is a party or by which it is bound.

Section 3.6            Equity Interests

Other than the Subsidiaries listed in Section 3.5 of the Disclosure Schedule, none of the Target Company or any of its Subsidiaries owns, directly or indirectly, any shares, equity interest, partnership, membership or similar interest or any interest convertible into or exercisable or exchangeable for any such shares, equity interest, partnership, membership or similar interest in any Person or has any present or future obligations to establish, participate in, fund, loan, make capital contribution to or other investment in any Person or have any liability or obligation.

Section 3.7            Financial Statements; No Undisclosed Liabilities

(a)               True and complete copies of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2019, December 31, 2020 and December 3, 2021 and their related audited consolidated statements of income, shareholders' equity and cash flows, together with all related notes and schedules thereto and the reports of the Seller's independent auditors (the "Financial Statements") and (ii) the unaudited consolidated balance sheet of the Group Companies as of March 31, 2022 and the related unaudited consolidated statements of income, shareholders' equity and cash flows of the Group Companies (collectively, the "First Quarter Financial Statements"), which are attached as Section 3.7 (a) of the Disclosure Schedule. Each of the Financial Statements and the First Quarter Financial Statements (i) is correct and complete in all material respects, (ii) has been prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as otherwise indicated in the Financial Statements and the First Quarter Financial Statements), and (iii) fairly presents the consolidated financial condition, results of operations and cash flows of the Group Companies as of the respective dates and for the respective periods indicated therein, except as otherwise indicated in the Financial Statements and the First Quarter Financial Statements, and in the case of the First Quarter Financial Statements, is subject to normal and recurring year-end adjustments and the absence of footnotes, except that such adjustments would not, individually or in the aggregate, have a material effect.

(b)               Except as fully provided for or reserved against in the audited consolidated balance sheet of the Group Companies as of December 31, 2021 (such balance sheet, together with all related notes and schedules thereto, is collectively referred to as the "Balance Sheet"), no Group Companies has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, and whether or not required by IFRS to be reflected in a consolidated balance sheet of the Group Companies or disclosed in the notes thereto.

(c)               The books of account and financial records of the Group Companies are true and accurate, and have been prepared and maintained in accordance with good accounting practices.

(d)               The Group Companies have implemented and maintained a system of internal accounting controls sufficient to provide reasonable assurance (i) that the financial reporting is reliable, (ii) that transactions have been recorded as necessary to permit the Group Companies to prepare the Financial Statements, and (iii) that violations of anti-corruption, sanctions or export control Laws will be prevented, detected and obstructed. There has been no fraud in the past three (3) years involving management or other employees of the Group Companies who play a significant role in internal financial reporting matters, whether or not material.

Section 3.8            No Certain Changes or Events

Since December 31, 2021 (the "Balance Sheet Reference Date"): (a) the Group Companies have conducted their business only in the ordinary course consistent with past practice; (b) there has been no change, event or development or potential change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (c) no Group Companies has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets; and (d) no Group Companies has taken any action after the date hereof that would constitute a violation of any covenant set forth in Section 5.1.

Section 3.9            Compliance; Permits

(a)               The Group Companies are in compliance in all respects with all Laws applicable to them. Except as set forth in Section 3.9 (a) of the Disclosure Schedule, none of the Group Companies or any of their executive officers has in the past received or had reason to receive any notice, order, complaint, or other communication from any Governmental Authority or any other Person indicating that the Group Companies have not complied in any material respect with any Law applicable to them.

(b)               The Target Company and/or the U.S. Depositary Shares listed by it satisfy in all respects the requirements and rules of the stock exchanges (s) on which it is listed, including the NASDAQ Global Market.

(c)               The Group Companies have all necessary permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority to own, lease and operate their properties and to carry on their Business (the "Permits"). The Group Companies are in compliance with all such Permits. No suspension, cancellation, modification, revocation or non-renewal of any Permit is pending and, to the Seller's Knowledge, is threatened. The Group Companies will continue to be entitled to the use and benefit of all Permits after the completion of the transactions contemplated in this Agreement. No Permits are held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Target Company or any of its Subsidiaries.

Section 3.10        Ltigation

Except as described in Section 3.10 of the Disclosure Schedule, there is no Action pending or, to the Knowledge of the Sellers, threatened against the Group Companies or any of the material properties or assets of the Group Companies or any of the officers of the Group Companies and there are no facts or basis which would give rise to any such Action. There is no pending or, to the Knowledge of the Sellers, threatened Action seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Documents. There is no order, writ, judgment, injunction, decree, determination or ruling of or investigation pending or, to the Knowledge of the Sellers, threatened by any Governmental Authority relating to the Group Companies, any of their respective properties or assets or any of their respective officers or directors or to the transactions contemplated by this Agreement or the Ancillary Documents. Except as described in Section 3.10 of the Disclosure Schedule, there is no Action pending or that has been commenced in preparation for commencement by a Group Companies against any other Person.

Section 3.11        Employee Benefit Plans and Social Insurance

(a)               Section 3.11 (a) of the Disclosure Schedule sets forth a true and complete list of all Employee Benefit Plans, Social Security, housing funds and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and all employment, termination, severance or other contracts or agreements to which a Group Companies is a party and under which a Group Companies has or may have any obligation or which are maintained, contributed to or sponsored by a Group Companies for the benefit of the Target Company or any of its current or former employees, officers or directors;

(b)               Each plan referred to in Section 3.11 (a) is in writing. The Sellers have provided to the Buyer with a true and complete copy of each such plan and has delivered to the Buyer true and complete copies of each material document (if any) relating to each such Plan;

(c)               Each plan is and has at all times been operated in all respects in accordance with its terms and the requirements of all applicable Laws. The Group Companies have performed all obligations which it is required to perform and are not in default or violation in any respect under any plan nor are the Sellers aware of any such default or violation by any other party to any plan. All amounts payable by the Group Companies in respect of any social insurance and housing funds have been fully paid on or before their due dates; and all such amounts payable by any employees of the Group Companies in respect of any social insurance and housing funds have been withheld and paid in accordance with the Laws, and neither the Governmental Authorities nor such employees have raised any challenge or objection with respect to such withholding and payment. The Company has withheld and paid the individual income tax on the salaries of its employees in accordance with the law. Other than ordinary course claims for benefits, there is no Action pending or, to the Knowledge of the Sellers, threatened with respect to any Plan, nor is there any fact or event likely to give rise to any such threatened Action.

Section 3.12        Labor and Employment Matters

(a)               None of the Group Companies is a party to any labor or collective bargaining contract with respect to the employees of the Target Company or any of its Subsidiaries. There is no organization campaign or collective bargaining arrangement pending or in progress for collective discussions with any labor groups or employees of the Target Company or any of its Subsidiaries which could affect the Target Company or any of its Subsidiaries in the past five years. There are no pending or, to the Knowledge of the Sellers, threatened labor disputes, strikes, disputes, slowdowns, work stoppages or lockouts against or affecting the Target Company or any of its Subsidiaries in the past five years, and there is no basis for any of the foregoing. Neither the Target Company nor any of its Subsidiaries is in violation of or failing to comply with any collective bargaining or trade union contract. There are no pending or, to the Knowledge of the Sellers, threatened union grievances or union representation concerns involving the employees of the Target Company or any of its Subsidiaries.

(b)               The Group Companies are, and have been during the past five years, in compliance in all material respects with all provisions of any Law regarding labor management, and have not been subject to any penalty imposed by the labor management authority due to violation of Laws and regulations regarding labor management. There are no material employment disputes involving the Group Companies for failure to pay remuneration or compensation or social insurance or otherwise to any employee, and there are no outstanding accidents and injuries to any employee and no outstanding compensation liability or notice of claim arising from the termination of any employment or service contract.

(c)               The Group Companies have withheld and paid to the appropriate Governmental Authorities or are holding for payment not yet due and owing to such Governmental Authorities all amounts required to be withheld from employees of the Target Company or any of its Subsidiaries, and the Group Companies are not liable for any arrears of wages, Taxes, penalties or other amounts for non-compliance with any applicable Law relating to the employment of labor. The Group Companies have paid in full to all of their respective employees or adequately accrued for in accordance with IFRS all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(d)               None of the Group Companies is a party to or otherwise subject to any order of or referenced by any Governmental Authority relating to employee or employment practices. In the past five years neither the Group Companies nor any of their senior officers has received any notice from any Governmental Authority in charge of the enforcement of employment laws regarding conducting an investigation relating to the Target Company or any of its Subsidiaries, and to the Seller's Knowledge there is no such investigation in progress.

(e)               No adverse change in employee relations has resulted from, nor are the Sellers expecting nor has any reason to believe that it will result in, any adverse change in employee relations. To the Seller's Knowledge, no current key employee or officer of the Target Company or any of its Subsidiaries intends or expects to terminate his or her employment relationship with such entity after the completion of the transactions contemplated in this Agreement.

(f)                Each Group Companies has entered into lawful and valid confidentiality agreements and non-competition agreements with its key employees and officers, and none of the employees of the Group Companies is subject to any confidentiality, non-competition, Intellectual Property ownership and other restrictions agreed by a former employer or other third party, nor is any former employer claiming for any liability for unfair competition or other violations of laws.

Section 3.13        Title, Sufficiency and Condition of Assets

(a)               The Group Companies have good and valid title to, or a valid leasehold interest in, all of its assets, including all assets reflected on the balance sheet or acquired since the balance sheet reference date in the ordinary course of business. The assets owned or leased by the Group Companies constitute all of the assets that are required for the Group Companies to conduct their respective business as currently conducted. None of the assets owned or leased by the Target Company or any of its Subsidiaries are subject to any Encumbrance.

(b)               All tangible assets owned or leased by the Target Company or its Subsidiaries have been maintained in accordance with generally accepted industry practice in all material respects, are in good operating condition and repair in all material respects, ordinary wear and tear excepted, and are adequate for the purposes for which they are currently used.

This Section 3.13 does not relate to real properties or interests in real properties (such items are the subject of Section 3.14) or Intellectual Properties (such items are the subject of Section 3.15).

Section 3.14        Real Properties

(a)               Section 3.14 (a) of the Disclosure Schedule sets forth a true and complete list of all Owned Real Properties and all Leased Real Properties. Each Group Companies has (i) good and marketable absolute hereditary title to all Owned Real Properties and (ii) good and marketable leasehold interests in all Leased Real Properties, in each case, free and clear of all Encumbrances. No parcel of Owned Real Properties or Leased Real Properties is subject to any governmental decree or order requiring the sale and is or, to the Knowledge of the Sellers, is being condemned, expropriated, rezoned or otherwise taken by any public authority, with or without compensation, and no such condemnation, expropriation or taking has been proposed. All leases of the Leased Real Properties, and all amendments and modifications thereto, are in full force and effect, and there is no default under any such lease by the Target Company, any of its Subsidiaries or any other party thereto, nor is there any event which, with the giving of notice, lapse of time or both, would constitute a default thereunder by the Target Company, any of its Subsidiaries or any other party thereto. All leases of the Leased Real Properties shall remain valid and binding after the Closing in accordance with their terms.

(b)               There are no contractual or legal restrictions that preclude or limit the ability of the Target Company or any of its Subsidiaries to use or propose to use any Owned Real Properties or Leased Real Properties. There are no material latent defects or material adverse physical conditions affecting the Owned Real Properties or the Leased Real Properties. All hospitals, clinics, warehouses, distribution centers, structures and other buildings located on either the Owned Real Properties or the Leased Real Properties are adequately maintained and in good operating condition and repair and as appropriate for the needs of the business of the Group Companies as currently conducted.

Section 3.15        Intellectual Properties

(a)               Section 3.15 of the Disclosure Schedule sets forth a true and complete list of all registered and material unregistered Trademarks, Patents and registered and filed Copyrights owned (in whole or in part) by or exclusively licensed to the Group Companies, including any pending applications to register any of the foregoing Trademarks, Patents and Copyrights, and indicating whether such Trademarks, Patents and Copyrights are owned by or exclusively licensed to a Group Companies.

(b)               None of the registered Trademarks listed in Section 3.15 of the Disclosure Schedule is involved or is currently involved in any proceeding such as withdrawal, rejection, opposition, cancellation, invalidation or cancellation, nor is any such proceeding, to the Knowledge of the Sellers threatened in respect of any such Trademarks. None of the Patents listed in Section 3.15 of the Disclosure Schedule is involved or is currently involved in any proceeding such as withdrawal, rejection, opposition, invalidation or termination, nor is any such proceeding, to the Knowledge of the Sellers threatened in respect of any such patent.

(c)               The Group Companies exclusively own all the Intellectual Properties listed in Section 3.15 of the Disclosure Schedule and all other Intellectual Properties used in the business of the Group Companies, free and clear of any Encumbrances, with the exception of those Intellectual Properties licensed to the Group Companies by third party licensors pursuant to written license agreements which remain in force and effect. None of the Group Companies has received any notice or claim contesting the ownership (in whole or in part) of any of the Intellectual Properties owned by the Group Companies and, to the Knowledge of the Sellers, there is no reasonable basis upon which any Group Companies does not own any such Intellectual Properties.

(d)               The Group Companies have taken all reasonable steps in accordance with standard industry practice to protect their rights in their Intellectual Properties and have at all times maintained confidential all information constituting trade secrets of the Group Companies. All current and former employees, consultants and contractors of the Group Companies have executed and delivered a confidentiality and assignment of proprietary information agreement substantially in the standard forms of the Target Company.

(e)               All registered Trademarks, granted Patents and registered Copyrights listed in Section 3.15 of the Disclosure Schedule (the "Company's Registered Intellectual Properties ") are valid and subsisting and, to the Knowledge of the Target Company and the Sellers, enforceable. None of the Group Companies has received any notice or claim contesting the validity or enforceability of any of its Registered Intellectual Properties or alleging any misuse of such Registered Intellectual Properties. There has been no action or omission by the Group Companies (including any failure to pay any application, examination, publication, registration and maintenance fees, annuity and similar fees associated with patent applications, and any failure to disclose any known material prior art) that could reasonably be expected to result in the abandonment, revocation, forfeiture, disclaimer, invalidity or unenforceability of a Group Companies's Registered Intellectual Properties.

(f)                Neither the development, manufacture, sale, distribution or other commercial exploitation of its products nor the provision of any services by or on behalf of the Group Companies nor all other activities or operations of the Group Companies infringes, misappropriates, violates or dilutes, or constitutes the unauthorized use of, any Intellectual Properties of any third party. No Group Companies has received any notice or claim alleging or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be or have occurred or may have occurred or to the Knowledge of the Target Company and the Sellers, there is no reasonable basis for the existence of the foregoing. None of the Intellectual Properties owned or licensed to a Group Companies is subject to any outstanding order, judgment, decree, stipulation or agreement. To the Knowledge of the Sellers, no third party has materially misappropriated, infringed, diluted or violated any Intellectual Properties owned by or exclusively licensed to a Group Companies.

(g)               None of the Group Companies has transferred ownership or granted any exclusive license to any material Intellectual Properties. Upon completion of the Closing, the Buyer shall succeed to all material Intellectual Properties necessary for the conduct of the business of the Group Companies as presently conducted and as proposed to be conducted, and all such rights shall be exercisable by the Buyer to the same extent as the Group Companies prior to the Closing. There is no potential, pending or reasonably foreseeable loss of or expiration of period with respect to any of the material Intellectual Properties used by any Group Companies in the conduct of its Business.

(h)               The execution, delivery, and performance of this Agreement and the Ancillary Documents, and the consummation of the transactions contemplated hereby by the Sellers, will not give rise to any third party's right to terminate or reprice or otherwise modify any right or obligation of the Group Companies under agreements relating to the licensing or licensing of Intellectual Properties to which a Group Companies grants or is granted any rights in or to an Intellectual Properties.

(i)                 The Group Companies (i) are taking, directly or indirectly, reasonable measures to ensure the confidentiality, privacy and security of customers, employees and other confidential information and (ii) are complying with laws, orders and codes of practice relating to data protection, privacy or similar requirements of any jurisdiction with respect to any data processed by the Group Companies.

Section 3.16        Taxes

(a)                All tax returns and reports required to be submitted in relation to the Taxes of the Group Companies have been submitted in a timely manner (the Taxes of the Target Company include the Taxes of the Target Company themselves and the Taxes that the Target Company, as withholding agents, are obligated to withhold);

(b)               All Taxes required to be shown on such tax returns and reports or otherwise due have been paid on time, and the Taxes accrued for the balance sheet fully reflects all Tax liabilities of the Group Companies that have occurred but are not yet due for payment;

(c)               All such returns and reports are true, accurate, complete and not misleading in all material respects, and there are no untrue and material errors in respect of the payable taxes, applicable tax rates and permitted pre-tax deductibles contained in such returns and reports;

(d)               No tax authorities have formally or informally proposed any adjustment to such returns and there is no basis for any such adjustment;

(e)               There is no pending or threatened litigation or administrative proceedings against the Target Company or any of its Subsidiaries relating to any Tax-related investigation, audit, assessment or collection;

(f)                Neither the Target Company nor any of its Subsidiaries has carried out any transaction or entered into any contract for purpose of unlawful Tax evasion;

(g)               The Group Companies have withheld and paid all Taxes required by Applicable Laws to withhold and pay in respect of any amounts paid or to be repaid to any employee, independent contractor, creditor, stockholder or other Person;

(h)               Neither the Target Company nor any of its Subsidiaries has violated the transfer pricing provisions of applicable tax laws and regulations since its incorporation; the arm's length principle is complied with in all transactions between the Group Companies and Affiliates;

(i)                 No increase in taxable income or reduction in deductibles during a taxable period after Closing will result in a change in accounting method occurring prior to Closing, instalment payments and outstanding transactions prior to Closing or Tax elections prior to Closing; and

(j)                 All tax or other financial benefits obtained by the Group Companies are obtained in compliance with Applicable Laws and will continue to be in full force and effect, unless the relevant Laws have changed.

Section 3.17        Environment Matters

(a)               The Group Companies are and have been in compliance with all applicable Environmental Laws. None of the Target Company, any of its Subsidiaries or any of its senior managerial personnel has received any notice, request for information, communication or complaint from any Governmental Authority or other Person during the past five years, alleging that the Target Company or any of its Subsidiaries has any liability under any Environmental Laws or is not in compliance with any Environmental Laws, and there is no basis for the foregoing circumstances.

(b)               There is no investigation pending or to the Seller's Knowledge threatened by any Governmental Authority, nor is there any Action pending or to the Seller's Knowledge threatened relating to hazardous substances or otherwise under any Environmental Laws relating to the Target Company or any of its Subsidiaries.

(c)               The Group Companies is the holder of all environmental Permits and is and have been in compliance with such environmental Permits. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) require any notice to or consent of any Governmental Authority or other Person pursuant to any applicable Environmental Laws or environmental Permits, or (ii) render any environmental Permit suspended, cancelled, modified, revoked or not renewed.

Section 3.18        Material Contracts

(a)               Except as set forth in Section 3.18 (a) of the Disclosure Schedule, none of the Group Companies is a party to or bound by any Contract (which, in the aggregate, is required to be listed in Section 3.18 (a) of the Disclosure Schedule, being a "Material Contract"):

(i)                 Any contract with respect to any broker, distributor, trader, manufacturer's representative, franchise, agency, continuing sales or purchase, promotion, market research, marketing, consulting or advertising;

(ii)              Any contract relating to indebtedness, guarantee or mortgage;

(iii)            Any contract under which the Target Company or any of its Subsidiaries provides funds to any Person, or makes any loan, capital contribution or other investment, or undertakes any liability or obligation;

(iv)             Any contract with any Governmental Authority;

(v)               Any contract with any Affiliated Person of the Target Company or any of its Subsidiaries;

(vi)             Any employment or consultancy Contract, other than employment Contracts covered under paragraph (v), involving in the aggregate future or potential liability in excess of RMB200,000;

(vii)          Any contract that limits or purports to limit the ability of the Target Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographical area or during any period of time, or the right of a Group Companies to sell or purchase from or engage any Person, or grants to the other Party or any third party "most favored nation" status or special discounts of any type;

(viii)        Any contract that requires a consent or otherwise contains a provision relating to a "change of control" or would prohibit or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Documents;

(ix)             The leasing or leasing by the Target Company or any of its Subsidiaries, or the holding, use or provision for the use by any Person (other than the Target Company or any of its Subsidiaries) of (A) any real properties or (B) any tangible personal properties which involve, under clause (C), future or potential liabilities or accounts receivable in excess of the aggregate amount of RMB200,000;

(x)               Any contract for the sale and purchase of real properties or tangible personal properties with a value in excess of RMB200,000;

(xi)             Any contract giving or claiming indemnification from any Person in respect of any liability in respect of any present or former business of the Target Company, any of its Subsidiaries or any predecessor Persons;

(xii)          Any contract relating, in whole or in part, to any Intellectual Property rights;

(xiii)        Any contract relating to a joint venture, partnership, merger, assets or stock purchase or divestiture relating to the Target Company or any of its Subsidiaries;

(xiv)         Any hedging, futures, options or other derivative contracts;

(xv)           Any contract to purchase any debt or equity securities or other ownership interest of any Person or to issue or convert any obligation, instrument or security into debt or equity securities or other ownership interest of the Target Company or any of its Subsidiaries;

(xvi)         Any settlement contract relating to any administrative or judicial proceedings in the past five years;

(xvii)      Any contract that results in any Person holding a power of attorney relating to the Target Company or any of its Subsidiaries or any of their respective businesses in the Target Company or any of its Subsidiaries; and

(xviii)    Any other contract whether or not made in the ordinary course of business, if (A) involves future or potential liabilities or accounts receivable (as the case may be) in excess of RMB200,000 per annum or RMB400,000 during the current contract term; (B) has terms in excess of one year and cannot be cancelled by the Target Company or its Subsidiaries without payment of penalty or further payment and without 30 days' notice; or (C) is material to the business, operations, assets, financial condition, results of operations or prospects of the Group Companies taken as a whole.

(b)               Each Material Contract is a legal, valid, binding and enforceable agreement, is in full force and effect, and, except as set forth in Section 3.18 (B) of the Disclosure Schedule, will continue in full force and effect on identical terms immediately following the Closing Date. None of the Target Company or any of its Subsidiaries, or to the Knowledge of the Sellers, any other party, is in breach or violation (with or without notice or lapse of time or both) in default under any Material Contract, nor has the Target Company or any of its Subsidiaries received any claim relating to such breach, violation or default. The Sellers have delivered or made available to the Buyer true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.19        Related Party Interests and Transactions

(a)               Except as set forth in Section 3.19 (a) of the Disclosure Schedule, none of the Sellers or any Affiliated Person of the Target Company or any of its Subsidiaries (i) owns or owned, directly or indirectly, any equity or other economic or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Target Company or any of its Subsidiaries or their business; (ii) owns or owned, directly or indirectly, any properties (real or personal, tangible or intangible) or any interest therein which is used or used by the Target Company or any of its Subsidiaries in or in connection with their business; (iii) has or has had any business dealing or economic interest in any transaction with the Target Company or any of its Subsidiaries or any transaction involving any assets or properties of the Target Company or any of its Subsidiaries, except for dealings or transactions in the ordinary course of business at prevailing market price and prevailing market terms; or (iv) is or has been employed by the Target Company or any of its Subsidiaries.

(b)               Except for this Agreement, there are no Contracts (including contracts in respect of billing, finance, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate management matters) entered into by and between the Target Company or any of its Subsidiaries on the one hand and any Affiliated Person of the Sellers or any of its Subsidiaries on the other hand, providing for such Affiliated Person to provide or receive any information, assets, properties, support or other services to or from the Target Company or any of its Subsidiaries.

(c)               There are no outstanding notes owing to, or accounts receivable from, or advances made by the Target Company or any of its Subsidiaries to, any Affiliated Person of the Sellers or the Target Company or any of its Subsidiaries, and none of the Target Company or any of its Subsidiaries is a debtor or creditor of or subject to any liability or other obligation of any nature to, any such Affiliated Person. Since the balance sheet reference date, except for the transactions contemplated under this Agreement and the Ancillary Documents, none of the Target Company or any of its Subsidiaries has incurred any obligations or Liabilities to, or entered into or agreed to enter into any transaction with or for the benefit of, any Affiliated Person of the Target Company or any of its Subsidiaries.

Section 3.20        Insurance

Section 3.20 of the Disclosure Schedule sets forth a true and complete list of all accident, directors' and officers' liability, general liability, product liability and all other types of insurance policies relating to the Target Company or any of its Subsidiaries, and the insureds and limits of liability of each such policy. All such policies are in full force and effect and do not apply without any material misrepresentations or omissions. All premiums in respect thereof have been paid when due. The Sellers have not received notice of cancellation, termination, reduction of coverage or material increase in premiums with respect to any such policy, nor to the Seller's Knowledge is any threatened. There is no claim involving an amount in excess of RMB 200,000 currently outstanding under any such policy.

Section 3.21        Privacy and Security

(a)               Each Group Companies is in compliance with (and requires and supervises the compliance of relevant third parties with) all applicable Laws relating to privacy or data security (including the Civil Code of the People's Republic of China, Personal Information Protection Law of the People's Republic of China, Data Security Law of the People's Republic of China, Law of the People's Republic of China on the Protection of Consumer Rights and Interests), and reputable industry practices, standards, autonomous rules and policies and their respective published, distributed and internal agreements and policies (consistent with reputable industry practices) (all the above are collectively referred to as "Privacy Laws")with respect to: (i) sensitive personal information such as personally identifiable information (including names, addresses, telephone numbers, email addresses, social security numbers, bank or credit card numbers), medical health information, and any special category of personal information regulated or covered thereby ("Personal Information") (including the personal information of visitors to the Target Company or its Subsidiaries' respective websites, suppliers, customers and distributors) regardless of whether any of such information is accessed or used by the Target Company or its Subsidiaries or any of their respective business partners; (ii) non-personally identifiable information (including the personal information of visitors to the Target Company or its Subsidiaries' respective websites, suppliers, customers and distributors) regardless of whether any of such non-personally identifiable information is accessed or used by the Target Company or its Subsidiaries or any of their respective business partners; (iii) spyware and adware; (iv) the purchase or placement of advertisements from reputable persons and websites; (v) internet searches relating to or using specific words or terms; (vi) the sending of solicited or unsolicited email messages; and (vii) general privacy.

(b)               The Group Companies have published on their respective websites all policies relating to the matters listed in Section 3.21 (a) in order to comply with the Privacy Laws. None of the Group Companies is using, collecting or receiving any Personal Information or sensitive non-personally identifiable information, or knows the identity or location of any specific Person as a result of receiving such Personal Information, or identifies or locates any specific Person.

Section 3.22        Customers and Suppliers

(a)               Section 3.22 (a) of the Disclosure Schedule sets forth a true and complete list of (i) the names and addresses of all material customers of the Group Companies (including the Sellers and their Affiliates) billed for each of such customers in an amount of RMB 200,000 or its equivalent or more in the twelve-month period ending on the date hereof, (ii) the amounts invoiced by each such customer during such period, and (iii) the percentage of sales to each such customer during such period relative to the consolidated total sales of the Group Companies. The Sellers have not received any notice nor does it have any reason to believe that any of such customers (including the Sellers and their Affiliates) (A) has ceased or materially reduced, or will cease or materially reduce, their use of the products or services of the Target Company or its Subsidiaries, or (B) has sought, or is seeking, a reduction in the prices to be paid for the services provided to the Target Company or its Subsidiaries. None of such customers has otherwise threatened to take any of the actions described in the preceding sentence as a result of the consummation of the transactions contemplated hereby.

(b)               Section 3.22 (b) of the Disclosure Schedule sets forth a true and complete list of (i) all material suppliers of the Group Companies (including the Sellers and their Affiliates) from whom the Group Companies ordered products or services for an aggregate purchase price of RMB 200,000 or more in the twelve-month period ending on the date hereof, and (ii) the amounts invoiced by each such supplier to the Group Companies during such period. The Sellers have not received any notice or has any reason to believe that there has been any material adverse change in the prices for such goods or services offered by any such suppliers (including the Sellers and their Affiliates) or that any such suppliers (including the Sellers and their Affiliates) will not at any time after the Closing Date sell goods or services to the Group Companies on substantially the same terms and conditions as they currently sell to the Group Companies, other than normal and customary price increases. None of such suppliers has threatened to take any of the foregoing actions as a result of the consummation of the transactions contemplated hereby.

Section 3.23        Anti-Money Laundering

The operations of the Group Companies have been and will at all times be in compliance with all anti-money laundering requirements of all applicable Governmental Authorities and any related or similar rules, regulations or guidelines promulgated, administered or enforced by them (collectively, the "Anti-Money Laundering Laws"), and no Anti-Money Laundering Law action, suit or proceeding has been brought by or before any court or Governmental Authority, agency or body or arbitrator involving the Group Companies or their employees or agents.

Section 3.24        Overseas Asset Control

(i) Neither any Group Companies nor any director, officer, employee, agent, affiliate or representative of any Group Companies is, or is controlled by one or more Sanctioned Persons (collectively, the "Sanctioned Persons"), (a) a target of the sanctions (including any person designated as a "Specially Designated National" or "Blocked Person") of any government of the United States (including the U.S. Department of the Treasury's Office of Foreign Assets Control or the U.S. Department of State) and of any sanctions administered or enforced by the United Nations Security Council, the European Union, the Department of Treasury of England or any other relevant authority or (b) located, incorporated or resident in, or acting as a government body or agent of, the countries, regions or territories sanctioned by foregoing authorities (including as at the date hereof Cuba, Iran, North Korea, Syria and Crimea). (ii) The Target Company represents and warrants that the Group Companies have not, have not and will not enter into any transaction or correspondence, directly or indirectly, in any country or region with any person who is then a Sanctioned Person.

Section 3.25        Anti-Corruption

Neither the Group Companies nor any person acting on its behalf has, directly or indirectly, (i) used funds or proceeds of sales for unlawful contributions, gifts, entertainment, or other expenses relating to foreign or domestic political activity, (ii) illegally paid corporate funds to foreign or domestic government officials or employees or to any foreign or domestic political party or campaign, (iii) failed to fully disclose any capital contribution made by the Group Companies or any person acting on its behalf, in violation of any applicable law, or (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the regulations or rules thereunder applicable or currently applicable to the Group Companies.

Section 3.26        Brokers

No broker, finder or investment banker is entitled to any broker's, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers, the Target Company or any of their Subsidiaries.

Section 3.27        Disclosure

Any representation or warranty of the Target Company or the Sellers contained in this Agreement or any of the Ancillary Documents, any information contained in any exhibit, certificate or other document delivered by or on behalf of the Target Company or the Sellers pursuant to this Agreement or any of the Ancillary Documents or in connection with the transactions contemplated hereby or thereby by the Target Company or the Sellers, and the disclosures made by the Target Company under U.S. securities laws and stock exchange rules, is true, accurate and complete, and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, information or disclosures not misleading. The Target Company has timely filed all registration statements, prospectuses, reports, schedules, forms, statements or other documents (including exhibits and schedules thereto and all other information incorporated by reference) in accordance with U.S. securities laws and stock exchange rules.

Articles IV

Representations and Warranties of the Buyer

The Buyer hereby represents and warrants to the Sellers as follows:

Section 4.1            Organization

The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of Hong Kong and has full corporate power and authority to own, lease and operate its properties and to carry on its business.

Section 4.2            Authority

The Buyer has the full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Documents to which it is a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate actions. This Agreement and the Ancillary Documents to which the Buyer is a party (upon execution) have been duly executed and delivered by the Buyer, and assuming the due execution and delivery by the other parties hereto and thereto, this Agreement and the Ancillary Documents to which the Buyer is a party (upon execution) constitute legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms.

Section 4.3            No Conflicts; Required Filings and Consents

(a) The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Documents to which the Buyer is a party, and the consummation by the Buyer of the transactions contemplated hereby and thereby, do not and will not:

(i)	Conflict with or violate the certificate of incorporation or by-laws of the Buyer;

(ii)	Conflict with or violate any Laws applicable to the Buyer; or

(iii)	Result in any violation, constitute a default (or event which with notice or lapse of time or both would become a default) or require the consent of any Person under any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which the Buyer is a party;

Except for any such conflict, violation, default or other event that would not, individually or in the aggregate, and would not reasonably be expected to materially impair the ability of the Buyer to consummate any of the transactions contemplated by this Agreement or the Ancillary Documents or prevent or materially delay such transactions.

(b) No notice, authorization, approval, order, permit or consent is required to be filed with, sought or obtained from any governmental authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Documents to which the Buyer is a party or the consummation by the Buyer of the transactions contemplated hereby or thereby, except for any merger control filings and ODI approval/filing procedures required under the antitrust laws of the PRC.

Articles V

Covenants

Section 5.1            Conduct of Business Prior to the Closing

Between the date hereof and the date of the Closing, unless the Buyer otherwise agrees in writing, the Group Companies shall, and the Sellers shall procure the Group Companies to, conduct their business only in the ordinary course of business consistent with past practice. The Group Companies shall, and the Sellers shall procure the Group Companies to, (i) preserve the business organization and assets of the Group Companies substantially intact; (ii) maintain the services of the current officers, employees and consultants of the Group Companies; (iii) preserve the current relationships of the Group Companies with customers, suppliers and other Persons with which the Target Company or any of its Subsidiaries has material business relationships; and (iv) maintain and maintain the assets and properties of the Group Companies in good repair and normal operating condition (ordinary wear and tear excepted). Between the date hereof and the date of the Closing, without the prior written consent of the Buyer, the Group Companies shall not, and the Sellers shall procure the Group Companies not to, directly or indirectly do or propose to do any of the following:

(a)               Amend or otherwise change the certificates of incorporation or articles of association or similar constitutional documents of the Group Companies;

(b)               Issue, sell, pledge, transfer, dispose of or otherwise deal with subject to any Encumbrance (i) any shares of capital stock of any Group Companies or any options, warrants, convertible securities or other rights to acquire any such shares or any other equity or ownership interests in the Target Company or any of its Subsidiaries or (ii) any property or assets of the Target Company or any of its Subsidiaries, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(c)               Declare, set aside or pay any dividend or other distribution, whether in cash or in kind.

(d)               Reclassify, consolidate, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital or other equity or ownership interests in, or any other change to, any of its capital structure;

(e)               Acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material assets or enter into any joint venture, strategic alliance, exclusive dealing, non-compete or similar contract or arrangement;

(f)                Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, reorganization, recapitalization or other reorganization of any Group Companies or otherwise alter the corporate structure of any Group Companies;

(g)               Incur any indebtedness or issue any debt security, or assume, guarantee, endorse or otherwise become liable for the obligations of any Person or make any loans or advances except in the ordinary course of business consistent with past practice; provided, however, that under no circumstances shall the Target Company or any of its Subsidiaries (i) incur, assume or guarantee any long-term debt obligations or (ii) make any optional voluntary repayment of any debt obligations;

(h)               Amend, waive, modify or agree to terminate any Material Contract or amend, waive, modify or agree to terminate the rights of the Target Company or any of its Subsidiaries thereunder, or enter into any Contract outside the ordinary course of business consistent with past practice;

(i)                 Adopt, establish, amend or terminate any employee incentive plan or agreement, program, policy, trust or other arrangement relating thereto or grant any shares, phantom shares or long term incentive awards (including options or cash awards);

(j)                 Authorize or commit to any capital expenditure for the Group Companies taken as a whole in excess of RMB200,000 individually or RMB400,000 in the aggregate;

(k)               Enter into any lease or renewal of lease of real or personal property involving a contractual term in excess of one year or individual lease obligations in excess of RMB200,000 per year;

(l)                 Increase the compensation paid or benefits provided for the directors, officers or employees of any Group Companies, or pay any severance or termination pay, or pay, loan or advance any amount to any director, officer or employee of any Group Companies, or formulate, adopt, enter into or amend any plan;

(m)             Enter into any contract with any Affiliate of the Target Company or any of its Subsidiaries;

(n)               Make any change in any accounting policy, except as required by generally accepted accounting principles;

(o)               Cancelled, compromised, waived or released any rights or claims other than in the ordinary course of business consistent with past practice;

(p)               Accelerate the collection or discounting of any accounts receivable, defer the payment of accounts payable or defer expenditures; reduce inventory or otherwise increase cash on hand;

(q)               Commence or settle any Action;

(r)                Take any action or knowingly fail to take any action that would make any representation or warranty made by the Sellers herein or in any Ancillary Document untrue in a material respect or result in a breach in a material respect of any covenant made by the Sellers herein or therein or that has had or would reasonably be expected to have a Material Adverse Effect; or

(s)                Announce the intention to enter into or enter into any formal or informal agreement or otherwise commit to do any of the foregoing.

Section 5.2            Exclusivity

The Target Company and the Sellers agree that, between the date hereof and the earlier date between the Closing Date and the termination of this Agreement, they shall not and shall take all necessary actions to ensure that none of their Subsidiaries or any of their Affiliates or representatives shall, directly or indirectly：

(a)               Solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (i) to directly or indirectly acquire or purchase all or any part of the share capital of or other equity or ownership interest in any Group Companies or assets of the Target Company or any of its Subsidiaries, (ii) to enter into any merger, consolidation or other business combination with respect to any Group Companies, or (iii) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving any Group Companies; or

(b)               Participate in any discussions, conversations, negotiations or other communications, or furnish any information to any other Person or cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Sellers shall immediately terminate and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person conducted heretofore with respect to any of the foregoing.

The Target Company and the Sellers shall promptly (but in any event within 24 hours) notify the Buyer in writing if any such quotation or offer, or any inquiry or other contact with any Person in connection therewith, is made. Any such notice to the Buyer shall specify in reasonable detail the identity of the Person making such quotation, offer, inquiry or other contact and the terms and conditions of such quotation, offer, inquiry or other contact. Without the prior written consent of the Buyer, the Target Company and the Sellers shall not, and shall cause each Subsidiary of the Target Company not to release any Person from, or waive any term of, any confidentiality or standstill agreement to which the Sellers or the Target Company or any of its Subsidiaries is a party.

Section 5.3            [Reserved]

Section 5.4            Cooperation Agreement

The Target Company shall, and the Target Company shall cause ADV to, perform the obligations of the Target Company and ADV under the Cooperation Agreement in a timely manner in all respects.

Section 5.5            Share Incentive Plan

Prior to the Closing Date, the Target Company shall, and the Sellers shall cause the Target Company to, change the enforcer of the Pengai Employees Trust established under the Share Incentive Plan from Dr. Zhou Pengwu to the Buyer's nominee(s).

Section 5.6            Restructuring of Onshore Entities

The Target Company shall, and the Sellers shall cause the Target Company to, complete the restructuring of the Target Company's Subsidiaries or Affiliates in the PRC as listed in Exhibit B and a series of related procedures and steps, and execute all related documents (including but not limited to equity transfer agreements, resolutions of shareholders' meetings, amendments to the articles of association, application for change in industrial and commercial registration and other related documents executed or adopted by the parties concerned in relation to such Subsidiaries or Affiliates) prior to the Closing Date, to enable the listed shareholders of such Subsidiaries or Affiliates to transfer their equity interest in the PRC to the Buyer's nominee(s) for nominal consideration.

Section 5.7            Public Announcements

On and after the date hereof through the Closing Date, the Parties shall consult with each other prior to the issuance of any press release or other public statement relating to this Agreement or the transactions contemplated hereby and no Party shall issue any press release or public statement without obtaining the written approval of the other Party, which approval shall not be unreasonably withheld, except as required to be disclosed pursuant to applicable Laws or an agreement to be entered into by any of the Parties hereto in connection with the transactions contemplated hereby.

Section 5.8            Notice of Certain Matters

The Target Company and the Sellers shall promptly notify the Buyer in writing of (i) the occurrence or non-occurrence of any change, condition or event the occurrence or non-occurrence of which would make any representation or warranty of the Target Company or the Sellers contained in this Agreement or any Ancillary Document (if made on or immediately after the occurrence of such event) untrue or inaccurate, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect, (iii) the failure of the Sellers, the Target Company, any of the Target Company's Subsidiaries or other Affiliates to observe or perform any of the covenants or agreements to be observed or performed by it hereunder, or any event or condition that results in such party's failure to perform any obligation hereunder, (iv) any notice or other communication from any Person alleging that the consent of such Person is or may be required for the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, or (v) any pending or, to the Knowledge of the Sellers, threatened litigation against the Persons in connection with the transactions contemplated by this Agreement or the Ancillary Documents.

Section 5.9            Consents and Filings; Further Assurances

(a)               The Target Company, the Sellers and the Buyer shall use all commercially reasonable efforts to take or cause to be taken all appropriate actions, to take or cause to be taken all necessary, appropriate or advisable action under the applicable Laws or otherwise required to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Documents as soon as practicable, including (i) obtaining all consents, approvals, authorizations, qualifications and orders from the Governmental Authorities and other Persons necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, (ii) promptly filing all necessary documents and any other required documents hereafter in connection with this Agreement under the Anti-Monopoly Law of the PRC, the Laws relating to outbound investment in the PRC, or any other applicable Laws, and to obtain consents, approvals, filings and/or exemptions under the foregoing Laws, and (iii) withdrawal, lifting, opposing or reversal of any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) then in effect which enjoins, binds, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement and the Ancillary Documents.

(b)               The Sellers, the Warrantors and the Group Companies shall give necessary notices to third parties in a timely manner and use their best efforts to obtain third party consents (including the third-party consents set forth in Exhibit D).

(c)               The Sellers and the Warrantors covenant to continue to provide guarantee, security and mortgage until the natural maturity of the loan, obligation or any obligation of the Sellers or the Guarantor (the "Sellers' Guaranteed Obligations"). Upon maturity of the Sellers' Guaranteed Obligations, the Buyer undertakes to, and shall procure the Group Companies to, release the guarantee, security and mortgage provided by the Sellers and the Warrantors with respect to the Sellers' Guaranteed Obligations.

(d)               The Sellers agree that, following the Closing, the Sellers will cooperate with the Buyer and the Group Companies, if any consent, approval or authorization is required or desirable to be maintained by the Group Companies but is not obtained prior to the Closing, to obtain such consent, approval or authorization as promptly as practicable after the Closing in respect of any rights or benefits under any lease, license, commitment or other Contract to which a Group Companies is a party.

Section 5.10        Confidentiality

(a)               The Sellers shall not, and shall cause their Affiliates and the respective Representatives of them and their Affiliates not to, use for their own benefit or divulge or communicate to any third party any Confidential Information; provided, however, that the Sellers or their Affiliates may provide that portion (but only that portion) of the Confidential Information that the Sellers or their Affiliates reasonably determine it is legally obligated to disclose if (i) it receives a request to disclose all or any portion of the Confidential Information under a subpoena, civil investigative demand or order from a Governmental Authority; (ii) without prejudice to such request, it notifies the Buyer of the existence, terms and circumstances of such request and consults with the Buyer on the advisability of taking available steps under applicable Law to reject or narrow the advisability of such request; (iii) it uses its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded the Confidential Information disclosed; and (iv) such Confidential Information is disclosed to prevent the Sellers or such Affiliates from being held in contempt of court or subject to any other penalty imposed under applicable Law. For purposes of this Agreement, "Confidential Information" includes all information and data relating to the Target Company or its Subsidiaries or the transactions contemplated in this Agreement (other than data or information that is or becomes publicly available as a result of a breach of this Section).

(b)               With effect from the Closing Date, the Sellers hereby assign to the Buyer all right, title and interest of the Sellers (or their Affiliates or Representatives) in and to each Person (other than the Buyer and its Affiliates and Representatives) that enters into any confidentiality agreement or provides Confidential Information to it in connection with a Business Combination involving the Target Company or its Affiliates. From and after the Closing, the Sellers will take all actions reasonably requested by the Buyer to assist in carrying out the rights so assigned. The Sellers shall use their commercially reasonable efforts to cause any such Person to return to the Sellers any documents, texts, data or other materials constituting Confidential Information which are supplied to such Person in consideration of any such Business Combination.

Section 5.11        Non-Competition; Non-Solicitation

(a)               For a period of three years after the execution of this Agreement, the Warrantors shall not, and shall procure that none of their Affiliates will, directly or indirectly through any Person or contractual arrangements:

(i)                 Provide, carry on or engage in any business that directly or indirectly competes with the current business of any Group Companies in the PRC, Hong Kong and Singapore or elsewhere (the "Competing Business"), except for the conduct of such Competing Business through the Group Companies in accordance with this Agreement or the Ancillary Documents, or, when exercising their management, executive or supervisory functions, be associated with any Competitor in any manner by owning, operating, joining, controlling, rendering financial assistance to, obtaining any financial benefit from, exercising any influence with, participating in, providing services or advice to or permitting any of their officers or employees to act as an officer, employee, partner, member, shareholder or consultant of such Competitor or otherwise;

(ii)              Solicit or seek business from any of the Clients (as defined below), direct business from any of the Clients to any Person or be paid commissions upon sales of business received by any Person from any of the Clients. For the purpose of this Section 5.11 (a) (ii), "Client" means any Person to whom a Group Companies is providing products or services now, or within 24 months prior to the Closing, will provide products or services; or

(iii)            Disparage the Buyer or any of its Affiliates in any way that is likely to reflect adversely on the goodwill, reputation or business relations of the Buyer or any of its Affiliates (with the public or with any of its customers, suppliers or employees).

(b)               For a period of 24 months after the execution of this Agreement, the Warrantors shall not, and shall cause their Affiliates not to, directly or indirectly, solicit, recruit or hire through any Person or contractual arrangements any employees of the Buyer or the Group Companies (including directors, officers and employees and persons acting under any management, service, consulting, distribution, dealer or similar contract relating to the Group Companies or the Buyer); provided, however, that the foregoing shall not prohibit (A) headhunters' general solicitation of the public, general advertising or other similar solicitation not specifically targeting the employees of the Buyer or the Group Companies, or (B) employees of a Group Companies or the Buyer or its Affiliates who have ceased to be employed or engaged by the Sellers or any of their Affiliates for at least 12 months.

(c)               The Sellers acknowledge that the undertakings of the Sellers set forth in this Section 5.11 are an essential part of this Agreement and that any breach by the Sellers of any of the provisions of this Section 5.13 will cause irreparable harm to the Buyer. The Sellers acknowledge that in the event of such breach and in addition to all other remedies available to it at law, the Buyer shall be entitled to equitable relief, including injunctive relief, an equitable accounting of all earnings, profits or other benefits arising therefrom, and other appropriate damages. The Sellers have independently consulted with their counsel and after such consultation agrees that the undertakings set forth in this Section 5.11 are reasonable and appropriate for the protection of the legitimate interests of the Buyer.

(d)               If a court of competent jurisdiction determines that the nature, duration or geographical scope of the provisions of this Section 5.11 are unreasonable, it is the intention and agreement of the Parties that the court shall construe such provisions only in such manner as to be reasonable in the circumstances with respect to the conduct of the Sellers and necessary for the protection of the Buyer's interests under this Agreement. If in any judicial proceeding a court shall refuse to enforce all of the individual provisions under this Section 5.11 on the ground that all of the individual provisions, taken as a whole, are greater than necessary to secure to the Buyer the intended benefits of this Agreement, it is hereby expressly understood and agreed that if particular provisions of this Agreement are deleted, the remaining individual provisions will be permitted to the maximum extent permissible in such proceeding and, with respect to such proceeding, such provisions shall be deemed deleted from this Agreement.

Section 5.12        Undertakings Regarding Information

(a)               Commencing on and from the date hereof, the Company shall provide persons designated by the Buyer with complete access (including inspection and copying) to the Representatives, properties, offices, hospitals, clinics and other facilities, books and records of the Group Companies and shall furnish to the Buyer such financial, operating and other data and information as the Buyer may reasonably request.

(b)               On the Closing Date, the Sellers shall deliver or cause to be delivered to the Buyer the originals (and any and all copies) of all agreements, documents, books and records, counterparts and other information related to the business and operations of the Group Companies and all computer disks, files, tapes and any other storage media on which any such agreements, documents, books and records, counterparts and other information are stored, and shall also deliver or cause to be delivered all online banking accounts and, if not delivered prior to the Closing Date, all passwords or keys thereto and the official, finance, legal person's and other important chops and stamps of the Group Companies. After the Closing Date, the Sellers shall not retain in any form any agreement, documents, books and records, counterparts or other information related to the business and operations of the Group Companies (including any personal information or other information stored on any medium by any employee of the Target Company or any of its Subsidiaries) or any computer disk, record, tape or any other storage medium containing the same in its possession or control, including any of the foregoing information stored on any server or other storage medium (including any "cloud" storage platform) maintained by a third party on the behalf of the Seller. Notwithstanding the foregoing, if the Sellers find any such information or storage media in its possession or control after the Closing Date, the Sellers shall (x) deliver any such information or storage media to the Buyer and (y) as soon as reasonably practicable thereafter, permanently delete and erase all such information (including all copies thereof) in its possession or control.

Articles VI

Closing Conditions

Section 6.1        General Conditions

The respective obligations of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, which may be waived in writing by either party at its sole discretion, to the extent permitted by applicable Law (however, such waiver shall be effective only as to the obligations of such party):

(a)               No Injunction or Restraint. No Governmental Authority shall have promulgated, issued, promulgated, enforced or adopted any Law in effect or taken any administrative action to enjoin, enjoin, dissuade, limit, condition, make illegal or otherwise prohibit the consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(b)               Antitrust Approval. The notification with respect to the merger control filing (if applicable) for the transactions contemplated by this Agreement or the Ancillary Documents is approved by the PRC antitrust notification review authority.

(c)               Approval of Outbound Investment. The relevant outbound investment contemplated by this Agreement shall have been completed all requisite approval, registration and filing procedures with all relevant regulatory authorities in the PRC (including MOFCOM and NDRC and their local counterparts).

(d)               Shareholders' Meeting. The Target Company shall have obtained the adoption and approval of the shareholders' meeting with respect to the execution of this Agreement and performance of this Agreement and the transactions contemplated hereby.

Section 6.2        Conditions Precedent to Closing by the Seller

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Sellers at their sole discretion:

(a)               Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement or any of the Ancillary Documents or in any Exhibit, certificate or other document delivered pursuant hereto or thereto or in connection with this Agreement or the transactions contemplated hereby or thereby shall have been true and correct in material respects when made by the Buyer and as of the Closing Date or, in the case of representations and warranties made as of a specific date, such representations and warranties shall have been true and correct in material respects as of such specific date. The Buyer shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any of the Ancillary Documents to be performed or complied with by it prior to or at the Closing. The Sellers shall have received from the Buyer a certificate to such effect signed by a duly authorized officer of the Buyer.

(b)               Ancillary Documents. The Sellers shall have received the Ancillary Documents executed by each of the parties hereto other than the Seller.

Section 6.3        Conditions Precedent to Closing of Buyer

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer at its sole discretion:

(a)               Representations, Warranties and Covenants. The representations and warranties of the Sellers contained in this Agreement or any of the Ancillary Documents or in any Exhibit, certificate or other document delivered pursuant hereto or thereto or in connection with this Agreement or the transactions contemplated hereby or thereby shall have been true and correct in material respects when made by the Buyer and as of the Closing Date or, in the case of representations and warranties made as of a specific date, such representations and warranties shall have been true and correct in material respects as of such specific date. The Sellers shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any of the Ancillary Documents to be performed or complied with by it prior to or at the Closing. The Buyer shall have received from the Sellers a certificate to such effect signed by a duly authorized officer of the Seller.

(b)               External Consents and Approvals. The Warrantors and the Target Company shall have made the best endeavors to obtain all authorizations, consents, orders and approvals of all government agencies and officials, and all third party consents (as listed in Exhibit D hereto).

(c)               Release of Pledge. The Buyer shall have received true and complete copies of the equity pledge releases (including Form UCC-3) of any subsidiaries of the Target Company held by ADV and its designee(s).

(d)               Ancillary Documents. The Buyer shall have received the executed counterparts of each Ancillary Document executed by each of the parties hereto other than the Buyer.

(e)               Closing of the Jiechuang Subscription. The Closing of the Jiazhuang Subscription shall have been completed pursuant to the subscription agreement entered into by and among Jiechuang, the Target Company and certain other parties thereto.

(f)                Board of Directors. The Warrantors and ADV shall have caused the restructuring of the board of directors of the Target Company to the satisfaction of the Buyer in accordance with the Ancillary Documents, and the directors appointed by the Buyer shall have duly become the directors of the Target Company.

(g)               No Material Adverse Effect. There shall not have been any change, event or development or any prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

Articles VII

Indemnification

Section 7.1            Continuously effect

(a)               The representations and warranties of the Target Company, the Sellers and the Buyer contained in this Agreement and the Ancillary Documents and any exhibits, certificates or other documents delivered pursuant to this Agreement or thereby or in connection with the transactions contemplated hereby or thereby shall survive the Closing until the expiration of the second year after the Closing Date; provided, however, that the representations and warranties regarding organization and good standing in Section 3.1, with respect to authority in Section 3.2, with respect to the Target Shares in Section 3.4, with respect to capital structure in Section 3.5, with respect to equity interest in Section 3.6, with respect to financial statements and no undisclosed liabilities in Section 3.7, with respect to tax matters in Section 3.16 and with respect to brokers' and finders' fees in Section 3.26 (the "Fundamental Representations") and any representation in the case of fraud, willful misrepresentation or willful breach, shall survive indefinitely or for the maximum period permitted by law.

(b)               The respective covenants and agreements of the Target Company, the Sellers and the Buyer contained in this Agreement shall survive the Closing until the expiration of the statute of limitations which shall be counted from the last date of performance of all performance obligations hereunder; provided, however, that the indemnification obligations set forth in this Article VII shall survive indefinitely or for the maximum period permitted by law.

(c)               None of the Target Company, the Sellers or the Buyer shall be liable for any representation, warranty, covenant or agreement unless notice of an actual or potential claim or the discovery of any fact or circumstance which the Sellers or the Buyer (as the case may be) reasonably believes might lead to a claim is given to the other prior to the expiration of the duration, if any, of such representation, warranty, covenant or agreement. In such case, such representations, warranties, covenants or agreements shall survive as to such claims, until such claims have been finally resolved, and no action shall be required to be initiated to extend such survival or to preserve such claims. Notices.

Section 7.2            Indemnification by the Warrantors

The Warrantors shall jointly and severally protect, defend, indemnify and hold harmless the Buyer and its Affiliates (including the Group Companies) and their respective representatives, successors and assigns, and shall indemnify and reimburse them for and against any and all losses, damages, liabilities, deficiencies, claims, diminution in value, interest, awards, judgments, penalties, costs and expenses (including attorneys' fees, costs and other out-of-pocket expenses incurred in the investigation, preparation or defense of each of the foregoing) (collectively, the "Losses") claimed, arising out of, sustained or suffered by, or in connection with, any or all of such losses, damages, liabilities, deficiencies, claims, diminution in value, interest, awards, judgments, penalties, costs and expenses (including attorneys' fees, costs and other out-of-pocket expenses incurred in the investigation, preparation or defense of each of the foregoing) claimed, arising out of, sustained or suffered by or in connection with:

(a)               A breach of any representation or warranty contained in this Agreement or any Ancillary Document or any Exhibit, certificate or other document delivered pursuant hereto or thereby or in connection with this Agreement or the transactions contemplated hereby or thereby;

(b)               A breach of any agreement, covenant or agreement contained in this Agreement or any Ancillary Document or any Exhibit, certificate or other document delivered pursuant hereto or thereby or in connection with this Agreement or the transactions contemplated hereby or thereby (including those resulting from acts or omissions of the Target Company or any of its subsidiaries); and

(c)               Any matters set forth in Exhibit C.

Section 7.3            Procedures

(a)               A Party (the "Indemnified Party") with respect to a Loss or claim or demand for indemnification by any Person against such Party (a "Third Party Claim") shall give notice (the "Claim Notice") of such Loss, claim or demand to the Party from whom such Claim is made (the "Indemnifying Party") with reasonable promptness after the Indemnified Party's receipt of notice of the Third Party Claim and shall provide the Indemnifying Party with such information in connection therewith as the Indemnifying Party may reasonably request. However, the failure to give notice of a Claim Notice shall not release the Indemnifying Party from any of its obligations under this Article VII except to the extent the Indemnifying Party is materially prejudiced by such failure.

(b)               If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for any and all Losses that may be incurred by the Indemnified Party as a result of a Third Party Claim pursuant to the terms of this Agreement, to the extent that such Losses are applicable only to civil economic losses as provided for by law, then the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim with counsel selected by the Indemnifying Party at its own expense (without reference to any limitations on indemnification hereunder) and satisfactory to the Indemnified Party within 15 days of the receipt of the Claim Notice from the Indemnified Party in connection with such Third Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for equitable or injunctive relief or any claim that could impose criminal liability or indemnification and the Indemnified Party shall be entitled to defend any such Third Party Claim, at the Indemnifying Party's expense. The Indemnifying Party shall be responsible for the fees and expenses of the counsel retained by the Indemnified Party due to any failure of the Indemnifying Party to assume the defense of the Third Party Claim. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim during the Term or as provided in the first sentence of this Section 7.4 (b), then the Indemnified Party shall have the sole right to assume the defense of and settle such Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to retain its own counsel and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall be expressly authorized in writing by the Indemnifying Party or (ii) the parties named in the Third Party Claim (including any Sued Party) include both the Indemnified Party and the Indemnifying Party and representation of both the Indemnifying Party by the Indemnifying Party's counsel could result in a conflict of interest with respect to such counsel. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense, at the reasonable request and expense of the Indemnifying Party, and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party may not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise, or consent to entry of any judgment, if such settlement, compromise or judgment (i) involves a discovery or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party of all liability related to such Third Party Claim, or (iii) impose equitable relief or any obligation on the Indemnified Party other than the payment only of money damages for which the Indemnified Party will be indemnified hereunder.

(c)               An Indemnified Party seeking indemnification with respect to a Loss or claim or demand under this Agreement (a "Direct Claim") shall, with reasonable promptness after becoming aware of the facts giving rise to such Direct Claim, give the Indemnifying Party notice of such Loss or claim or demand and provide the Indemnifying Party with such information regarding such Loss or claim or demand as the Indemnifying Party may reasonably request. The failure to deliver a notice of claim, however, will not release the Indemnifying Party from any of its obligations under this Article VII except to the extent the Indemnifying Party is materially prejudiced by such failure and will not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or pursuant to the terms of this Article VII. If the Indemnifying Party does not notify the Indemnified Party that it disputes its liability to the Indemnified Party under this Agreement within 10 days of receiving a notice of claim for a Direct Claim, then the Direct Claim specified by the Indemnified Party in such notice of claim shall be conclusively deemed to be the liability of the Indemnifying Party under this Agreement and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an obligation to indemnify but asserts that it should pay a lesser amount than is claimed by the Indemnified Party, the Indemnifying Party shall promptly pay such lesser amount to the Indemnified Party, without prejudice to or representing a waiver of the Indemnified Party's claim for any deficiency.

(d)               The Indemnifying Party shall have no right to assert or institute any action against any other Person before an action is instituted or a claim is made by an Indemnified Party against the Indemnifying Party under this Agreement.

(e)               Notwithstanding Section 9.8, each Indemnifying Party hereby consents to the non- exclusive jurisdiction of any court in respect of any Claim that the Indemnified Party in a Third Party Claim may have against the Indemnifying Party under this Agreement with respect to such action or the matters asserted therein and agrees that process may be served upon each Indemnifying Party in respect of such Claim anywhere.

Section 7.4            Indemnification Limitations

Notwithstanding anything to the contrary contained herein: (i) the Indemnifying Party shall not be liable for any claim for indemnification pursuant to Sections 7.2 (a) or 7.3 (a), as the case may be, unless and until the aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party equals or exceeds RMB500,000, in which case the Indemnifying Party shall be liable for the entire amount of such Losses, and (ii) the maximum aggregate amount of indemnifiable Losses recoverable from the Indemnifying Party arising from or in connection with the causes provided in Sections 7.2 (a) or 7.3 (a) shall be limited to the Purchase Consideration, provided, however, that the foregoing clauses (i) and (ii) shall not apply to Losses arising out of, or in connection with, any inaccuracy in or breach of any Fundamental Representation or any representation or warranty made in the case of fraud, willful misconduct or willful misrepresentation.

Section 7.5            Special Provisions

In addition to the indemnification stipulated in Article VII of this Section, if this Agreement is terminated or the transactions contemplated hereby fail to be closed prior to the Outside Closing Date due to the failure of the Target Companies, the Sellers or the Warrantors to cooperate in completing the Closing under this Agreement or the Ancillary Document, the Target Companies and the Warrantors shall jointly and severally pay an additional one time the down payment to the Buyer, i.e. RMB20 million.

Articles VIII

Termination

Section 8.1            Termination

This Agreement may be terminated at any time prior to the Closing:

(a)               By the mutual written consent of the Buyer and the Seller;

(b)               (i) by the Sellers if the Sellers are not then in material breach of their obligations under this Agreement and the Buyer breaches or fails to fulfill in any respect any of its representations, warranties or covenants under this Agreement which (A) would result in the failure of the condition set forth in Section 6.2 to be satisfied, (B) cannot or has not been cured within 15 days from the receipt by the Buyer of written notice of such breach or failure, and (C) has not been waived by the Seller; or (i) by the Buyer if the Buyer is not then in material breach of its obligations under this Agreement and the Sellers breache or fail to fulfill in any respect any of their representations, warranties or covenants under this Agreement which (A) would result in the failure of the condition set forth in Section 6.3 to be satisfied, (B) cannot or has not been cured within 15 days from the receipt by the Sellers of written notice of such breach or failure, and (C) has not been waived by the Buyer;

(c)               By either the Sellers or the Buyer if the Closing shall not have occurred by the Outside Closing Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1 (c) may not be exercised if the terminating Party's failure to fulfill any of its obligations under this Agreement shall have been, or shall have been the principal cause of, the failure of the Closing to occur on or prior to such date; or

(d)               By either the Sellers or the Buyer if any Governmental Authority shall have issued an order, decree or ruling or shall have taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the terminating Party has used its commercially reasonable efforts in accordance with Section 5.11 to have such order, decree, ruling or other action vacated.

A Party seeking to terminate this Agreement pursuant to this Section 8.1 other than Section 8.1 (a) shall give prompt written notice of such termination to the other Party.

Section 8.2            Effect of Termination

In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (a) for the provisions on broker's fees and finders' fees pursuant to Section 3.26, for the provisions on public announcements pursuant to Section 5.09, for the provisions on confidentiality pursuant to Section 5.12, for the provisions on fees and expenses pursuant to Section 9.1, for the provisions on fees and expenses pursuant to Section 9.4, for the provisions on notices, Section 9.6 third party beneficiaries pursuant to Section 9.7 with respect to governing law, Section 9.8 with respect to submission to jurisdiction and the provisions set forth in this Section 8.2 and (b) nothing herein shall relieve any Party from any liability for any breach of this Agreement or any agreement entered into on or after the date of this Agreement.。

Articles IX

General Provisions

Section 9.1            Costs and Expenses

Except as otherwise provided herein, all Transaction Expenses arising out of, or in connection with, this Agreement, the Ancillary Documents, and the transactions contemplated hereby and thereby shall be paid by the Party incurring such transaction costs and expenses, regardless of whether such transactions are consummated or not.

Section 9.2            Amendment

Any amendment to the terms and conditions of this Agreement must be made in writing and must be signed by the Parties to be effective.

Section 9.3            Waiver

Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver of such right. Any single or partial exercise of any right under this Agreement by any Party shall not preclude any other or further exercise of such right or any other rights.

Section 9.4            Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, and upon written confirmation of receipt by facsimile, email or otherwise, if delivered by facsimile or email; (ii) on the first business day following the date of sending if delivered by recognized overnight courier service; or (iii) on the earlier of the date of confirmation of receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, registered mail, return receipt requested or postage prepaid. All notices hereunder shall be sent to the following addresses or to such other address as the Party to receive the notice may designate in writing:

If to the Warrantors:

Attention: ZHOU Pengwu

Postal code: 518054

Address: Shenzhen Peng'ai Medical & Cosmetic Hospital, No. 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

If to the Target Company:

Attention: WU Guanhua

Postal Code: 518054

Address: Finance Department, 3/F, Shenzhen Peng'ai Medical & Cosmetic Hospital, 1122 Nanshan Avenue, Nanshan District, Shenzhen, Guangdong Province

If to the Buyer:

Attention: Laurena Wu

Address: 19/F, 3 Lockhart Road, Wanchai, Hong Kong

Email: 2799545327@qq.com

Section 9.5            Entire Agreement

This Agreement (including the Schedules and Exhibits hereto), the Ancillary Documents and the Confidentiality Agreement constitute the entire prior agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior written agreements, arrangements, communications and understandings as well as all prior and contemporaneous oral agreements, arrangements, communications and understandings. Notwithstanding any oral agreement or course of conduct to the contrary by or on behalf of the Parties, no Party to this Agreement shall be under any legal obligation to enter into or consummate the transactions contemplated by this Agreement unless and until this Agreement has been executed and delivered by each of the Parties.

Section 9.6            No Third Party Beneficiaries

Except for the provisions in Section 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties, their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.7            Governing Laws

This Agreement (including the submission to jurisdiction clause under Section 9.8) and all disputes arising out of or in connection with the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

Section 9.8            Submission to Jurisdiction

(a)               Each Party irrevocably agrees that any dispute, controversy, difference or claim arising out of or relating to this Contract, including the existence, validity, interpretation, performance, breach or termination thereof or any non- contractual dispute arising out of or relating to this Contract, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre ("HKIAC") under the HKIAC Administered Arbitration Rules (the "Arbitration Rules") in force when the notice of arbitration is submitted. Each Party hereby irrevocably submits generally and unconditionally to the exclusive jurisdiction of HKIAC in respect of any such legal dispute or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each Party agrees that it will not commence any suit or proceeding relating thereto, other than arbitration initiated at HKIAC, other than an action in a court of competent jurisdiction to enforce any judgment, decree or award of any HKIAC, as described in this Agreement.

(b)               In order to initiate the arbitration, any Party shall submit a notice of arbitration to the HKIAC and all other Parties to the address provided for notices under Section 9.4 hereof, in accordance with the Arbitration Rules. The seat, or legal place of arbitration, shall be Hong Kong. The arbitration proceedings shall be conducted in the Chinese language. The arbitration tribunal shall consist of three (3) arbitrators. The claimant and the respondent in such dispute shall be entitled to appoint one (1) arbitrator in accordance with the Arbitration Rules. If a Party fails to appoint an arbitrator, such appointment shall be made by HKIAC. The two (2) arbitrators so appointed shall appoint the third arbitrator who will act as the presiding arbitrator of the tribunal. If such appointment fails to be made within thirty (30) days from the confirmation of the second arbitrator, the presiding arbitrator shall be appointed by HKIAC. The award rendered by the arbitration tribunal in such arbitration shall be final and binding upon the Parties. The Parties hereby agree not, to the extent permitted by applicable Law, to resort to any judicial proceeding in any jurisdiction seeking to annul, set aside, modify or reduce or impair any of its provisions or effect. Any Party may apply to any court of competent jurisdiction for enforcement of the arbitral award or an order of validation.

(c)               Each Party further agrees that the manner of giving notices provided in this Agreement shall constitute sufficient service of process and they further waive any argument that such service is not sufficient.

Section 9.9            Assignment; Succession

No rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Party and any assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign this Agreement to any Affiliate of the Buyer without the prior consent of the Sellers and provided further that no assignment shall relieve the assignor of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.10        Enforcement

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to enforcement of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled under law.

Section 9.11        Severability

If any provision of this Agreement is held to be invalid or unenforceable, the Parties agree to enforce such provision to the fullest extent permissible to reach the intent of the Parties and the validity, legality or enforceability of the remaining provisions of this Agreement shall not be impaired in any respect thereby. To the extent necessary, the Parties shall negotiate in good faith to amend this Agreement to reach the intent of the Parties by replacing the unenforceable provision with an enforceable provision that most closely reflects the intent of the Parties. If this Agreement cannot be enforced against any Party, it shall not affect the enforceability of this Agreement between the other Parties.

Section 9.12        Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.13        Facsimile or. pdf Signature

This Agreement may be executed by facsimile or. pdf signature and such facsimile or. pdf signature shall constitute all the original counterparts.

[The remainder of this page is intentionally left blank and the remainder of this page is the signature page for this Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AUSTRALIA WANDA INTERNATIONAL COMPANY LIMITED

Name:

Title:

Signature page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

Name:

Title:

Signature page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seefar Global Holdings Limited

Name:

Title:

Jubilee Set Investments Limited

Name:

Title:

Pengai Hospital Management Corporation

Name:

Title:

Signature page to Share Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Zhou Pengwu

Ding Wenting

Signature page to Share Purchase Agreement

Annex H

Proxy Notice for ADSs Holders

August 15, 2022

Aesthetic Medical International Holdings Group Ltd

Please be advised of the following Depositary’s Notice of Annual General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	00809M104	(DTC Eligible)	ISIN:	US00809M1045

Country of Incorporation:	Cayman Islands

Meeting Details:	Annual General Meeting at 10 a.m. China Standard Time at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province People’s Republic of China

ADS Record Date:	August 15, 2022

Voting Deadline:	August 31, 2022 at 10:00 AM EST

Meeting Date:	September 08, 2022

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website: http://www.aihgroup.net/

Ratio (ORD:ADS):	3 : 1

Holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing ordinary shares (the “Deposited Securities”) of Aesthetic Medical International Holdings Group Limited (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda, is available at http://www.aihgroup.net/.

Holders of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the deposit agreement entered into between the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and the Holders of ADSs (the “Deposit Agreement”), the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs.

In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form so that it is received by the voting deadline stated above. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt of voting instructions of a Holder on the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to vote or cause the custodian to vote the Deposited Securities (in person or by proxy) represented by ADSs evidenced by such receipt in accordance with such voting instructions.

Additionally, Holders are advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the memorandum and articles of association, the Depositary will refrain from voting and the voting instructions received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner (as defined below ) for not having demanded voting on a poll basis.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

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For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

db@astfinancial.com

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ANNUALGENERAL MEETING OF SHAREHOLDERS OF AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED September 8, 2022 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on August 31, 2022 . Signature of Shareholder Date: Signature of Shareholder Date: Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS. Resolutions presented for consideration by the Annual General Meeting of Shareholders on September 8, 2022. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided.------------------ ---------------- 090822 1. By the passing of an ordinary resolution, ratify the appoint - ment of Union Power HK CPA Limited as the Company’s inde - pendent registered public accounting firm for the fiscal year ending December 31, 2022. 2. By the passing of an ordinary resolution, approve and confirm the issuance and allotment of 36,402,570 new ordinary shares in the Company to Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) or its designated affiliate for the total consideration in USD that is equivalent of RMB 170 million. 3. By the passing of an ordinary resolution, approve and confirm the transfer of shares in the Company by certain existing shareholders of the Company to Australia Wanda International Company Limited (“Wanda”) of an aggregate of 21,321,962 ordinary shares in the Company for the total consideration in USD that is equivalent of RMB 100 million, comprising of (i) 9,231,635 ordinary shares by Seefar Global Holdings Limited (“Seefar”), (ii) 8,869,610 ordinary shares by Jubilee Set Investments Limited, and (iii) 3,220,717 ordinary shares by Pengai Hospital Management Corporation. : To withhold author - 4. By the passing of an ordinary resolution, approve and confirm the (i) issuance and allotment of certain number of new ordinary shares in the Company to Peak Asia Investment Holdings V Limited (“ADV”), and (ii) issuance and allotment of certain number of ordinary shares to ADV upon the exercise of and fulfilment of the terms of the warrant issued to ADV on July 20, 2022 under the Cooperation Agreement (as defined in the AGM Notice). 5. By the passing of an ordinary resolution, approve and confirm the issuance and allotment of 4,655,386 ordinary shares to Seefar and 6,423,983 ordinary shares to Wanda upon the exercise of and fulfilment of the terms of the warrants to be issued to Seefar and Wanda in accor - dance with the Shareholders’ Agreement (as defined in the AGM Notice). 6. By the passing of an ordinary resolution, authorize any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, in relation to the above ordinary resolutions with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above ordinary resolutions. 7. By the passing of a special resolution, approve and confirm the amend - ments to the fourth amended and restated articles of association of the Company. 8. By the passing of a special resolution, authorize any one director or officer of the Company to make all required filings, if any, in relation to the above special resolution with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above special resolution. FOR AGAINST ABST AIN FOR AGAINST ABST AIN

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .---------------- 14475 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED (Continued and to be signed on the reverse side) 1.1

Exhibit A

DETAILS OF TRANSFER

Seller	Number of Shares Transferred	Transfer Consideration (RMB)
Seefar Global Holdings Limited	9,231,635	43,296,368
Jubilee Set Investments Limited	8,869,610	41,598,470
Pengai Hospital Management Corporation	3,220,717	15,105,162
Total	21,321,962	100,000,000

Exhibit A

Exhibit B

DOMESTIC RESTRUCTURINGS

The entities listed under the "subsidiaries or affiliated companies of the Target Company" in the following form are subsidiaries or affiliated companies of the Target Company, and part of the equity of such entities is held by the shareholders listed under the "shareholders holding shares on behalf of others and the proportion of shares held on behalf of others" in the proportion as shown. The Target Company shall, and the Sellers shall procure the Target Company to, cause the shareholders listed in Schedule 2 to transfer the nominee equity interest to the designated Persons of the Buyer for nominal consideration in accordance with Section 5.6 of this Agreement.

No.	Subsidiaries or Affiliates of the Target Company	Nominee Shareholder and Nominee Proportion
1.	Shenzhen Peng Ai Xiuqi Medical Cosmetic Hospital	27% of Equity Interest to be Held by Dr. Zhou Pengwu
2.	Guangzhou Pengai Medical Cosmetic Hospital Co., Ltd.	26% of Equity Interest to be Held by Dr. Zhou Pengwu
3.	Yantai Pengai Jiayan Cosmetic Plastic Hospital Co., Ltd.	24% of Equity Interest to be Held by Dr. Zhou Pengwu
4.	Beijing AusMedicare Investment Advisors Ltd.	25% of Equity Interest to be Held by Dr. Zhou Pengwu
5.	Hangzhou Pengai Medical Cosmetic Clinic Co., Ltd.	30% of Equity Interest to be Held by Dr. Zhou Pengwu
6.	Shanghai Pengai Medical Cosmetic Clinic Co., Ltd.	15% of Equity Interest to be Held by Dr. Zhou Pengwu
7.	Shenzhen Miaoyan Medical Cosmetic Clinic	30% of Equity Interest to be Held by Dr. Zhou Pengwu
8.	Nanchang Pengai Medical Cosmetic Hospital Co., Ltd.	30% of Equity Interest to be Held by Dr. Zhou Pengwu

Exhibit B

Exhibit C

CERTAIN INDEMNITIES

1.	Settlement, indemnification or other expenses paid by the Target Company or its Subsidiaries in relation to litigation or arbitration involving:
(a)	Property damage compensation dispute between Shenzhen Pengai and Lanzhou Bioproduct Graduate Student Co., Ltd.;
(b)	Dispute over right of reputation between Shenzhen Pengai and Zhang Lingmin;
(c)	Dispute over private lending between Chengdu Pengai Yueji and Sun Yu;
(d)	Dispute over equity transfer between Shenzhen Pengai Hospital Investment Management Co., Ltd. and Shenzhen Kunpeng Medical Investment Management Co., Ltd.; and
(e)	Dispute over equity transfer among Penyida Business Consulting (Shenzhen) Co., Ltd., Qi’an (Shenzhen) Consulting Management Group Co., Ltd. and Liu Shuxian.

2.	Tax Obligations of the Group Companies which are owed or deemed to be owed before the Closing Date.

3.	Losses or obligations assumed by the Group Companies arising out of agreements entered into by, or disputes, including potential disputes, relating to the past acquisitions and sales of equity interest in the Subsidiaries (except those already disclosed to the Buyer).

4.	Any costs or expenses required to be paid by the Group Companies in connection with the past acquisitions and sales of equity interest in the Subsidiaries (except for those payable to the counterparty which have been disclosed to the Buyer).

Exhibit C

Exhibit D

THIRD PARTY CONSENTS

The Sellers and the Group Companies shall obtain all the third party consents set out below.

To Party	FINANCIAL INSTITUTIONS FOR COMMUNICATION	Contract Name	Contract No.	Date
Shenzhen Pengai Medical Cosmetic Hospital	Huaxia Bank Corporation, Shenzhen Branch	Working Capital Loan Contract	SZ1010120200098	2020.09.14
Shenzhen Pengcheng Hospital	Ping An Dianchuang International Financial Leasing Co., Ltd.	Entrusted Loan Agreement	G36DCZL20210990637-WD-01	2021.10.12
Shenzhen Pengai Medical Cosmetic Hospital	Ping An Dianchuang International Financial Leasing Co., Ltd.	Entrusted Loan Agreement	G36DCZL20211190728-WD-01	2021.11.12
Shenzhen Pengcheng Hospital	China Everbright Bank Corporation, Shenzhen Branch	General Credit Agreement	ZH78172105002	2021.05.10
Shenzhen Pengcheng Hospital	Bank of Beijing Co., Ltd. Shenzhen Branch	Loan Contract	A007478	2021.11.25
Shenzhen Pengai Medical Cosmetic Hospital	Bank of Beijing Co., Ltd. Shenzhen Branch	Loan Contract	A007477	2021.11.25
Shenzhen Pengcheng Hospital	Shenzhen Small and Medium-sized Enterprise Financing and Reguarantee Co., Ltd.	Entrustment Contract for Guarantee	Shen Zai Dan (2021) Nian Wei Bao Zi No. [182]	2021.11.25
Shenzhen Pengai Medical Cosmetic Hospital	Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch	Loan Facility Agreement	BC2021051800000983	2021.05.24
Shenzhen Pengcheng Hospital	Yuandong (Tianjin) Financial Leasing Co., Ltd.	Sale and Lease Back Contract	FEHTJ20DB33LZ4-L-01	2020.10.21
Shenzhen Pengai Medical Cosmetic Hospital	Yuandong (Tianjin) Financial Leasing Co., Ltd.	Sale and Lease Back Contract	FEHTJ20DB31X5N-L-01	2020.10.21
Shenzhen Pengcheng Hospital	Hengqin Huatong Financial Leasing Co., Ltd.	Financing Lease Contract (Leaseback)	[2021HTFLs 28200406]	2021.08.04
Shenzhen Pengai Medical Cosmetic Hospital	Hengqin Huatong Financial Leasing Co., Ltd.	Financing Lease Contract (Leaseback)	[2021HTFLs 28200405]	2021.08.04
Huizhou Pengai Medical Cosmetic Hospital	Hengqin Huatong Financial Leasing Co., Ltd.	Financing Lease Contract (Leaseback)	[2021HTFLs 28200403]	No date is written
Changsha Pengai Medical Cosmetic Hospital	Hengqin Huatong Financial Leasing Co., Ltd.	Financing Lease Contract (Leaseback)	[2021HTFLs 28200404]	No date is written

Exhibit D

Exhibit E

DISCLOSURE SCHEDULE

Exhibit E